As filed with the Securities and Exchange Commission on October 11, 2024
File Number 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. ____
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Post-Effective Amendment No. ____
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Minnesota Life Insurance Company
(Name of Insurance Company)

400 Robert Street North, St. Paul, Minnesota 55101-2098
(Address of Insurance Company’s Principal Executive Offices) (Zip Code)
651-665-3500
(Insurance Company’s Telephone Number, including Area Code)

Renee D. Montz, Esq.
Senior Vice President, General Counsel and Secretary
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101-2098
(Name and Address of Agent for Service)

Copies To:
Ann B. Furman
Carlton Fields, P.A.
1025 Thomas Jefferson Street, NW
Suite 400 West
Washington, DC 20007
Approximate date of Proposed Public Offering: As soon after the effective date of the registration statement as is practicable.
It is proposed that this filing will become effective (check the appropriate box):
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immediately upon filing pursuant to paragraph (b)
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on (date) pursuant to paragraph (b)
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60 days after filing pursuant to paragraph (a)(1)
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on (date) pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (“Securities Act”)
If appropriate, check the following:
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This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
Check each box that appropriately characterizes the Registrant:
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New Registrant (as applicable, a Registered Separate Account or Insurance Company that has not filed a Securities Act registration statement or amendment thereto within 3 years preceding this filing)
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Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”))
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If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act
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Insurance Company relying on Rule 12h-7 under the Exchange Act
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Smaller reporting company (as defined by Rule 12b-2 under the Exchange Act)
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

AccumuLinkTM Advance
Registered Index-Linked Annuity Contract
Minnesota Life Insurance Company
Minnesota Life
400 Robert Street North ● St. Paul, Minnesota 55101-2098 ● Telephone: 844-878-2199 ● http://www.securian.com
This Prospectus describes an individual, single payment, registered indexed-linked annuity contract (“the Contract”) offered by the Minnesota Life Insurance Company. This Contract is designed for long term investors. It may be used in connection with Roth or Traditional Individual Retirement Annuity (IRA) arrangements or independent of a retirement plan.
You may invest your Contract Values in any of the Indexed Accounts or Guaranteed Interest Accounts that we make available. A complete listing of the available account options can be found in Appendix A to this Prospectus, “Account Options Available Under the Contract.”
This Contract is a complex investment and involves risks, including the potential loss of principal. If the performance for an Index is negative at the end of a Crediting Period, you could experience a loss of Account Value ranging from 0 to 99%, depending on the account options you select.
We will always offer a Default Account investment option with a Floor that limits losses to 0% when the Account Value is held for the duration of the Crediting Period. We do not guarantee that we will always offer an account option with a Buffer or a Shift. If we do offer an account option with a Buffer or Shift, the minimum Buffer will be 1% and the minimum Shift will be 5%.
Indexed Accounts have Caps or Participation Rates that will limit the amount of potential investment earnings. The lowest guaranteed minimum Cap for any Indexed Account option is 1% and the lowest guaranteed minimum Participation Rate for any Indexed Account option is 10%.
The Contract is not designed as a short-term investment and is not appropriate for investors who may need ready access to cash from the Contract. Withdrawals could result in surrender charges, negative Interim Value Adjustments, taxes, and tax penalties. An Interim Value Adjustment could cause up to a 100% loss of Account Value in extreme market conditions.
All obligations owed under this Contract by the Insurance Company are subject to the financial strength and claims-paying ability of the Insurance Company.
Additional information about certain investment products, including registered indexed-linked annuities, has been prepared by the SEC’s staff and is available at www.investor.gov.
Please note: we reserve the right to change or discontinue any Indexed Account, except for the Default Account. If an Index is discontinued, Index values are unavailable to us, we lose our license or permission to use an Index, we are unable to hedge risks associated with an Index, or if the calculation of an Index is changed substantially, we may substitute a comparable Index subject to approval by the Interstate Insurance Compact or applicable state Department of Insurance. Before a substitute Index is used, we will notify you of the substitution.
This Prospectus includes the information you should know before purchasing a contract. You should read it and keep it for future reference.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
The contracts involve risks, including potential loss of principal invested. The contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the FDIC, the Federal Reserve Board, or any other agency.
The date of this Prospectus and of the Statement of Additional Information is: [   ].

Special Terms
As used in this Prospectus, the following terms have the indicated meanings:
Account Value: the value of a given Indexed Account or Guaranteed Interest Account.
Activities of Daily Living (ADL): The activities of daily living refer to basic functional abilities that ensure the ability for self-care and ability to live independently without substantial assistance from another individual. The six activities of daily living are:
(1)
Bathing: Washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.
(2)
Continence: The ability to maintain control of bowel and bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).
(3)
Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.
(4)
Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.
(5)
Toileting: Getting to and from the toilet, getting on and off the toilet and performing associated personal hygiene.
(6)
Transferring: Moving into or out of a bed, chair or wheelchair.
Annuitant: the natural person(s) named as Annuitant upon whose lifetime Annuity Payment benefits will be determined under this Contract. An Annuitant’s life may also be used to determine the value of death benefits and to determine the Maturity Date. If the Annuitant is not the Owner and dies prior to the Annuity Commencement Date, the Owner may name a new Annuitant if the Owner is a natural person. If a new Annuitant is not named, the youngest Owner will become the Annuitant. If the Owner is not a natural person and the Annuitant dies prior to the Annuity Commencement Date, the death will be treated as the death of the Owner.
Annuity Commencement Date: the date on which Annuity Payments are elected to begin. This may be the Maturity Date or a date you select prior to the Maturity Date.
Annuity Service Center: the service center that is responsible for administration of this annuity product. The contact information for the Annuity Service Center is listed on the Contract’s schedule page. Updated contact information may be provided by us to you from time to time.
Annuity Payments: a series of income payments for one of the following periods of time: the life of the Annuitant; the life of the Annuitant with a minimum number of income payments; joint lifetime of the Joint Annuitants and thereafter during the lifetime of the survivor; or, income payments for a designated period. Annuity Payments made at regular intervals are due and payable on dates agreed to between you and us.
Beneficiary: The person, persons or entity designated to receive any death benefit proceeds payable on the death of any Owner prior to the Annuity Commencement Date; or to receive any remaining annuity benefits payable on the death of the Annuitant after the Annuity Commencement Date. The Beneficiary will be the first person on the following list who is alive on the date of death; a surviving Owner (if any), the primary (class 1) Beneficiary, the secondary (class 2) Beneficiary or, if none of the above is alive, your estate.

Business Day: generally, any day on which the New York Stock Exchange (NYSE) is open for trading. The Company’s Business Day ends at 3:00 p.m. (Central Time) or the close of regular trading of the NYSE, if earlier.
Contract Anniversary: The same day and month as the Contract Date for each succeeding year of your contract.
Contract Date: The effective date of your contract. It is also the date we use to determine Contract Anniversaries and Contract Years.
Contract Value: The sum of your Account Values in the Guaranteed Interest Accounts and Indexed Accounts on any date prior to the Annuity Commencement Date. Account Values in the Indexed Accounts are part of a non-unitized separate account. The assets in the non-unitized separate account are ours and are not subject to claims arising out of any other business of ours. Account Values in the Guaranteed Interest Accounts are part of our General Account.
Code: the Internal Revenue Code of 1986, as amended.
Commuted Value: the present value of any remaining period certain payments payable in a lump sum. The value will be based upon the then current dollar amount of one payment and the same interest rate that served as a basis for the annuity.
Contract Year: A period of one year beginning with the Contract Date or a Contract Anniversary.
Crediting Base: The tracking value used to determine the Account Value of each Indexed Account in each Crediting Period. It is also used in the determination of the Index Credit at the end of the Crediting Period. The Crediting Base is equal to the value allocated to an Indexed Account at the beginning of a Crediting Period and is adjusted for withdrawals in the same proportion as the withdrawal bears on the Account Value of the Indexed Account. The Crediting Base is tracked separately for each Indexed Account.
Crediting Period: For an Indexed Account, the Crediting Period is the term over which Index changes are measured in calculating the Index Credit. For a Guaranteed Interest Account, the Crediting Period is the period for which the interest rate is guaranteed. The Crediting Period for each account option is shown on the Contract’s schedule page.
Default Account: An Indexed Account, designated on the Contract’s schedule page, that is available for the life of this Contract. The Default Account will always offer a 0% Floor.
Fixed Account: A type of Guaranteed Interest Account that may be available for allocation of your Purchase Payment and transfers. The interest rate for the Fixed Account will not be changed more than once per year. The Fixed Account is also used as the receiving account for proceeds from a Performance Lock and receiving the value of any death benefit payable under the Contract from the time we receive due proof of death until the death benefit is paid.
Fixed Annuity: an annuity providing for payments of guaranteed amounts throughout the payment period.
Guaranteed Interest Account: An account option that provides a fixed interest rate guaranteed for a Crediting Period.

Guaranteed Minimum Surrender Value (“GMSV”): The minimum amount available to you upon surrender, death, or annuitization of this Contract. For each Guaranteed Interest Account, the GMSV is equal to the GMSV Purchase Payment Percentage multiplied by the Purchase Payment allocated to that account, accumulated at the applicable GMSV Rate, and adjusted for any amounts withdrawn or transferred. Interest is credited to the GMSV daily. For each Indexed Account, the GMSV is equal to zero.
Index: A benchmark designed to track the performance of a defined portfolio of securities used to calculate the Index Credit and Interim Value Adjustment. The Index for each Indexed Account is shown on the Contract’s schedule page.
Index Credit: The amount of interest credited to the Crediting Base of an Indexed Account at the end of a Crediting Period. The calculation of the Index Credit is determined by the applicable Indexed Crediting Method. For some Indexed Accounts, the Index Credit may be negative if an Index declines in value.
Indexed Account: An account option for which the Account Value is determined based upon the change of an Index according to an Indexed Crediting Method.
Indexed Crediting Method: The method used to compute the Index Credit and Interim Value Adjustment. We issue an endorsement for each Indexed Crediting Method we make available for the contract.
Interim Value Adjustment: A positive or negative adjustment added to the Crediting Base to calculate the Account Value of an Indexed Account. The Interim Value Adjustment reflects the change in the value of the hypothetical portfolio of assets that support the Indexed Account.
Joint Annuitant: The person named as Joint Annuitant upon whose life, together with the Annuitant, Annuity Payments may be determined. If Joint Annuitants are named, all references to Annuitant shall mean the Joint Annuitants.
Joint Owner: If more than one Owner has been designated, each Owner shall be a Joint Owner of the Contract. Joint Owners have equal ownership rights and must both authorize any exercising of those ownership rights unless otherwise permitted by us. When two people are named as Joint Owners, the term “Owner” means the Joint Owners or the survivor. Joint Owners are not permitted if the Owner is not a natural person.
Maturity Date: The date the contract matures. The Maturity Date will be the first of the month following the Annuitant’s 100th birthday.
Minnesota Life (“we,” “our,” “us”): Minnesota Life Insurance Company.
Non-Qualified Contract: a contract other than a Qualified Contract.
Owner (“you,” “your,” “yours”): The person(s) who has (have) all rights under this Contract. This Contract may be owned by natural persons, or by a trust or custodial account that holds this Contract as agent for the sole benefit of a natural person(s).
Performance Lock: A feature that allows you to “lock” the Account Value of an Indexed Account during a Crediting Period and move the Account Value to the Fixed Account.
Pro-rata Basis: values adjusted on a Pro-rata Basis means that the value being adjusted will be reduced by an amount equal to (a) multiplied by (b) divided by (c) where:
(a)
is the value that is being adjusted immediately prior to the withdrawal,
(b)
is the total amount withdrawn, including any applicable charges, and

(c)
is the Contract Value immediately prior to the withdrawal.
Purchase Payment: Amounts paid to us as consideration for benefits provided by this Contract.
Qualified Contract: A contract issued to a retirement plan or arrangement that received favorable tax treatment under Section 408 and 408A of the Internal Revenue Code, as amended.
Surrender Value: The amount payable to you upon surrender of this Contract. The Surrender Value is equal to the Contract Value reduced by any applicable surrender charge.
Valuation Date: Any date on which the New York Stock Exchange is open for trading.
Written Request: A written notice, signed by you, in a form approved by or acceptable to us. In some cases, we may require a copy of the Contract be sent in with your Written Request.
An Overview of Contract Features
Purpose of the Contract
The purpose of the Contract is to help you with your long-term retirement planning or other long-term needs. During the accumulation phase, it offers a variety of Indexed Account options that have varying levels of loss protections in exchange for limits on potential gains in addition to Guaranteed Interest Accounts. The Contract also offers death benefits to protect your designated beneficiaries. Through the annuity feature, the Contract can supplement your retirement income by providing a stream of annuity payments. You also have the option to purchase death benefit riders that may increase benefits upon death. This Contract may be appropriate if you have a long investment time horizon and seek some downside protection. It is not intended for people who may need to make early or frequent withdrawals.
Contract Phases and Investment Options
The Contract has two principal phases: an accumulation phase and an annuity payment phase.
Accumulation Phase
The accumulation phase is the period between the date the Contract became effective (the “Contract Date”) and the date you start receiving annuity payments under your contract (the “Annuity Commencement Date”);
During the accumulation phase, your Contract Value may increase or decrease depending on the performance of the account options you have selected; and
During the accumulation phase, you may allocate your Contract Value among the various account options which include Guaranteed Interest Accounts offering a fixed rate of return or Indexed Account options, each of which tracks an underlying Index and will provide a credit that is either positive, negative, or equal to zero at the end of each Crediting Period.
Additional information about each account option is provided in Appendix A — Account Options Available Under the Contract.
Annuity Payment Phase
The annuity payment phase, sometimes called the payout phase, begins on the Annuity Commencement Date and is the period during which you receive regular annuity payments from your contract according to the annuity option you choose; and

Once you begin receiving annuity payments, you may no longer be able to take additional withdrawals subject to certain exceptions, and the Contract’s death benefits will terminate except as may be provided under the annuity option selected.
Contract Features
Below is a summary of certain contract features and expenses. Please see the corresponding section of the Prospectus for complete details, restrictions or limitations that may apply.
State variations of certain features may exist and the Contract may not be available in every state. The state in which your contract is issued governs whether or not certain features, riders, charges or fees are available or will vary under your contract. These variations are reflected in your contract and in riders or endorsements to your contract. In addition, we may offer other variable annuity contracts which could be more or less expensive, or have different benefits from this Contract.
Please see the section of this Prospectus entitled Material Contract Variations by State for more information. See your registered representative for more information and to help determine if this product is right for you.
Purchase Payments:
Initial Minimum*	$25,000
Subsequent Purchase Payments	This Contract does not permit subsequent purchase payments
Maximum cumulative Purchase Payments (without our prior consent)	$2,000,000
*
Please note: If this is a Qualified Contract, the Internal Revenue Service may have contribution minimums or maximums that are different than those that apply to this Contract. In addition, you will receive no additional benefit from the tax deferral feature of the annuity since the Qualified Contract is already tax deferred. You should consult your tax advisor to ensure that you meet all of the requirements and limitations, and to be sure this Contract is appropriate to your situation.
Investment Options:
Guaranteed Interest Accounts
Indexed Accounts
Guaranteed Interest Accounts
Investors may allocate a portion of the Purchase Payment and transfer Account Value at the end of a Crediting Period to any Guaranteed Interest Accounts we make available. Guaranteed Interest Accounts offer a fixed rate of interest for the length of the Crediting Period for that account. The rate for each Guaranteed Interest Account is declared at each Contract Anniversary, which will never be below 1%.
Indexed Accounts
At the end of an Indexed Account’s Crediting Period, we will credit the account with interest that may be either positive, negative, or equal to zero. The amount of interest is based on the Indexed Crediting Method of the Indexed Account and the performance of the underlying Index. Declines in the value of an Index could result in significant losses of principal to you, depending on the Indexed Account option you selected.

Limitations on Losses. For each Indexed Account we may limit the amount of loss you could experience if an underlying Index declines in value. These methods of limiting loss currently include:
Buffer – Indexed Accounts with a Buffer option reduce the amount of loss you may experience by a specified percentage. For example, with a Buffer of 10%, and a change in the value of the underlying Index by -20%, the amount of interest credited to the Indexed account would be -10%. (The amount of the decline (-20%), plus the Buffer (10%), equals the interest credited (-10%).
The listed Buffer for an Indexed Account will not change for as long as we make the Indexed Account available as an allocation option, and the minimum Buffer we will offer is 1%. We reserve the right to discontinue any Indexed Accounts with a Buffer.
Floor – Indexed Accounts with a Floor option limit losses to the value of the specified Floor. For example, with a Floor of -5%, and an Index a decline of 10%, the amount of negative interest credited to the Indexed Account would be limited to the value of the Floor, -5%. (Negative interest is capped at the lesser of the amount of the decline or the or the Floor percentage).
We guarantee that we will always offer an Indexed Account option with a Floor of 0% for the life of the Contract.
Shift – Indexed Accounts with a Shift option adjust the amount of interest credited to an Indexed Account by the Shift percentage (subject to any Participation Rates if the resulting value is greater than zero). For example, with a Shift of 10%, a Participation Rate of 50%, and an Index decline of 5%, the amount of interest credited to the account would be 2.5%. (The amount of the Index decline (-5%) plus the Shift percentage (10%) equals 5%. Since this number is positive, it is then multiplied by the Participation Rate (5% x 50% = 2.5%).
The listed Shift for an Indexed Account will not change for as long as we make the Indexed Account available as an allocation option, and the minimum Shift we will offer is 5%. We reserve the right to discontinue any Indexed Accounts with a Shift.
Limitations on Gains. For each Indexed Account we may limit the amount of positive interest credited to you. These methods of limiting gains include:
Cap – Indexed Accounts with a Cap will limit positive interest credited to the specified Cap, even if the underlying Index increases in value in excess of the Cap. For example, with a Cap of 10%, if the underlying Index increased in value by 15%, the maximum amount of positive interest credited to the Indexed Account would be 10%.
We guarantee that we will always offer an Indexed Account with a minimum of a 1% Cap for the life of the Contract.
Participation Rate – Indexed Accounts with a Participation Rate of less than 100% will limit positive interest credited by multiplying the underlying Index return by the Participation Rate. For example, if the underlying Index has a positive return of 20%, and the Participation Rate is 50%, the amount of positive interest credited to the Indexed Account would be 10%. (The percentage of Index change (20%) multiplied by the Participation Rate (50%), equals the positive interest credited (10%)).
If we do offer an Indexed Account option with a Participation Rate, the minimum Participation Rate will not be less than 10%. We reserve the right to discontinue any Indexed Account option with a Participation Rate.
Performance Lock

For this Contract, we offer an optional endorsement that permits you to reallocate the Account Value of an Indexed Account to the Fixed Account prior to the completion of a Crediting Period (the “Performance Lock”). When you exercise the Performance Lock for an Indexed Account, the Account Value (which includes the value of any Interim Value Adjustment) is transferred to the Fixed Account and will earn a fixed rate of interest for as long as the funds remain invested in the Fixed Account.
When you exercise a Performance Lock neither upside limitations or downside protection limits apply to the amount transferred. Both losses and gains could be greater than if you held the funds until the end of an Indexed Account’s Crediting Period.
We do not provide advice or recommendations on when it may be appropriate or inappropriate to exercise a Performance Lock. You assume all risks associated with Performance Lock, including the Risk that you may experience a greater loss by exercising a Performance Lock than if you had held your funds in the Indexed Account until the completion of the Crediting Period. You should consider discussing with your financial professional prior to requesting a Performance Lock.
Please see the section of this Prospectus entitled Performance Lock for additional information.
Withdrawal Options
Until you annuitize, you have full access to your money. You can choose to withdraw your Contract Value at any time (although if you withdraw early, you may have to pay a surrender charge and/or taxes, including tax penalties). Under the Contract, withdrawals must meet certain minimum amounts ($250) and may be subject to charges. The Interim Value Adjustment will affect an Indexed Account’s Account Value available for withdrawal prior to the end of a Crediting Period, and a withdrawal prior to the end of a Crediting Period will cause a reduction in the Crediting Base. In certain cases, we waive the surrender charge on withdrawal or surrender. If you select certain optional riders, withdrawals will reduce the guarantees provided under those riders.
Death Benefit and Optional Death Benefits
Your contract provides a standard death benefit equal to your Contract Value. Certain optional death benefits may also be selected for an additional charge and may provide the opportunity for a larger death benefit. The optional death benefits include:
●
Accelerated Death Benefit (ADB Rider)
●
Return of Purchase Payments Death Benefit (ROPP DB)
Once you elect an optional rider, you may not cancel it. Please refer to the section entitled Optional Death Benefit Riders later in the Prospectus for a complete description of each rider, its benefits, limitations, restrictions and availability with other riders. You will incur an additional fee if you select any optional death benefits. Please also refer to the section entitled Optional Rider Charges later in the Prospectus for a complete description of the rider charges.
Interim Value Adjustment
Each Indexed Account has an Interim Value Adjustment and it could cause you to lose a significant value if amounts are withdrawn prior to the end of a Crediting Period. The Interim Value Adjustment is applied daily in the calculation of your Account Value and impacts any amounts that are removed from an Indexed Account, including Performance Locks, death benefits based on Contract Value, surrenders, withdrawals, or annuitizations, prior to the end of an Indexed Account’s Crediting Period. The calculation of this value is explained in more detail in the section of this Prospectus entitled Contract Charges, Adjustments and Fees.
The Interim Value Adjustment is intended to reflect the change in the market value of the hypothetical portfolio of assets that support the Indexed Account and are designed to produce the Index Credit at the end of the Crediting Period. The Interim Value Adjustment begins equal to zero at the beginning of the Crediting Period and converges to the amount of the Index Credit at the end of the Crediting Period.
The Interim Value Adjustment is not explicitly subject to any Floor, Buffer, or Shift, and can result in a larger negative adjustment than if these parameters were applied. The Interim Value Adjustment may be greater or less than the Index Credit applied if the Indexed Account is held until the end of the Crediting Period.

Key Information
Important Information You Should Consider About the Contract
	Fees, Expenses, and Adjustments			Location in Prospectus
Are There Charges or Adjustments for Early Withdrawals?
Yes, if you withdraw funds from the Contract within six years of contract issue, you will be assessed a surrender charge up to a maximum of eight percent of the amount surrendered. For example, assuming a
Contract Value of $100,000, you could pay a surrender charge of up to
$8,000. This loss will be greater if you have to pay taxes, or tax penalties, and may reflect a negative Interim Value Adjustment.
Fee Table

Yes, if you withdraw funds from an Indexed Account prior to the end of its Crediting Period, an Interim Value Adjustment will be applied. If this
Interim Value Adjustment is negative, you could lose up to 100% of your Indexed Account Value. For example, if you allocate $100,000 to an
Indexed Account option with a six-year Crediting Period, you could lose up to $100,000. The Interim Value Adjustment is applied daily to each
Indexed Account’s Crediting Base to determine the Account Value for each Indexed Account. The Interim Value Adjustment is reflected in death benefit amounts based on the Contract Value. It also is reflected when you surrender any amount, exercise a Performance Lock, or annuitize prior to the end of a Crediting Period.

Your losses will be greater if you also have to pay a surrender charge, taxes, or tax penalties on any amounts withdrawn from the
Contract.The Contract does provide for an annual “free withdrawal amount” that is not subject to a surrender charge.

Are There Transaction Charges?
Yes, in addition to surrender charges and Interim Value Adjustments, we may charge for certain additional services such as wire transfers and overnight delivery of checks.There are no charges imposed on transfers between account options, which are allowed at the end of each
Crediting Period.
Fee Table Contract Charges, Adjustments and Fees
Are There Ongoing Fees and Expenses?	Yes, there are ongoing fees and expenses depending upon the options you select.			Fee Table

If you invest in one or more of the Indexed Accounts offered under this
Contract, there is an implicit fee to the extent that the selected option limits your Index Credits with a Cap or Participation Rate of less than
100%. These limits may result in your returns being lower than an underlying Index’s return for a Crediting Period, and in return for accepting these limits on Index gains, you may receive some protection from Index losses. This implicit fee is not reflected in the below table.

The table below describes the fees and expenses that you may pay each year, depending on the Investment Options and optional benefits you choose. Please refer to your Contract Schedule for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee Base Contract	Minimum 0%	Maximum 0%

Fees, Expenses, and Adjustments	Location in Prospectus
Optional Benefits available for an additional charge (for a single optional benefit, if elected)[1]	0.15%	1.15%
Highest and Lowest Annual Cost	Lowest Annual Cost: $0	Highest Annual Cost: $1,278
Assumes:	Assumes:
●Investment of $100,000	●Investment of $100,000
●5% annual appreciation	●5% annual appreciation
●Least expensive combination of fees and expenses	●Most expensive combination of optional benefits and expenses
●No optional benefits	●No sales charges
●No sales charges ●No additional purchase payments, transfers or withdrawals	●No additional purchase payments, transfers or withdrawals

	Risks	Location in Prospectus
Is There a Risk of Loss from Poor Performance?
Yes, you may lose money investing in this Contract. If you invest in an Indexed Account, you may lose anywhere from 0% to
99% of your Contract Value depending on the loss protection
provided by the option(s) you select. We will always offer an
Index Account option with a 0% floor, where your Index
Credit will never be less than zero at the end of a
Crediting Period.We do not guarantee that we will always
offer an account option with a Buffer or a Shift. If we do
offer an account option with a Buffer or Shift, the
minimum Buffer will be 1% and the minimum Shift will
be 5%.
Principal Risks of Investing in the Contract Description of the Insurance Company and Account Options
Is this a Short-Term Investment?
No, this Contract is not a short-term investment and is not
appropriate for an investor who needs ready access to cash. The purpose of this Contract is to assist you with long-term,
accumulation focused goals. Amounts withdrawn from the
contract may result in surrender charges, taxes, or tax penalties.
Amounts removed from an Indexed Account prior to the
completion of a Crediting Period may be affected by negative
Interim Value Adjustments.
At the end of a Crediting Period, we will reallocate amounts according to your instructions. If you do not provide us with valid instructions, you will remain in the Indexed Account and a new Crediting Period will begin. If the Indexed Account is no longer available and you have not provided us with updated
instructions, your investment will be reallocated to the Default
Account.
Principal Risks of Investing in the Contract

	Risks	Location in Prospectus
What Are the Risks Associated with the Investment Options?
There are investment risks, and any investment in an Indexed
Account option is subject to a risk of loss that will vary
depending in the performance of the account options available under the Contract. Each account option will have its own
unique risks and you should review the account options before making an investment decision.
Any account options that have a Cap or Participation Rate
less than 100% can limit positive returns to less than
those achieved by the underlying Index. Currently, the
following types of limits may be applied to one or more of the offered investment options.
Principal Risks of Investing in the Contract Description of the Insurance Company and Account Options

Caps– Caps will limit the positive interest credited to you to the specified Cap rate if the underlying Index performance exceeds the Cap. For example, if the underlying Index has a positive return of 20%, and the Cap is 10%, the amount of positive
interest credited to the Indexed Account would be 10%.
How Index Credits are Calculated for Indexed Accounts

Participation Rate – Participation Rates less than 100% will limit the positive interest credited to you by multiplying the underlying Index return (if positive) by the Participation Rate.
For example, if the underlying Index has a positive return of
20%, and the Participation Rate is 50%, the amount of interest credited to the Indexed Account would be 10%. (The percentage
Index change (20%) multiplied by the Participation Rate (50%), equals the interest credited (10%).)
We may limit the amount of loss you experience from negative
Index returns through a Buffer, Floor, or Shift. Currently, the following loss limiters may be applied to one or more of the offered account options

Buffer – Buffers reduce the amount of loss you may experience by a specified percentage. For example, if the underlying Index has a return of -20%, and the Buffer is 10%, the amount of
negative interest credited to the Indexed Account would be
-10%. (The percentage Index change (-20%), plus the Buffer
(10%), equals the negative interest credited (-10%).
How Index Credits are Calculated for Indexed Accounts

Floor – Floors limit losses to the value of the specified Floor. For example, if the underlying Index has a return of -20%, and the
Floor is 0%, the amount of interest credited to the Indexed
Account would be limited to the value of the Floor, 0%.
(Negative interest is limited to the Floor percentage).

Shift – Indexed Accounts with a Shift option increase the Index performance by the Shift percentage (subject to any
Participation Rates if the resulting percentage is greater than zero). For example, with a Shift of 10%, a Participation Rate of
50%, and an Index decline of 5%, the amount of interest
credited to the account would be 2.5%. (The percentage Index change (-5%) plus the Shift percentage (10%) equals 5%. If the resulting number is positive, it is then multiplied by the
Participation Rate (5% x 50% = 2.5%).

	Risks	Location in Prospectus

Indices
All indices currently offered in connection with an Indexed
Account are either a price return Index or excess return Index.
A price return Index does not reflect dividends paid out by the
Index’s constituent securities. An excess return Index tracks an
Index’s rate of return minus a specified interest rate.Price return and excess return indexes will underperform a Total Return
version of the Index and will underperform a direct investment of the securities composing the Index.
Index Descriptions and Substitution of an Index

Performance Lock
We do not provide advice or recommendations on when it may
be appropriate or inappropriate to exercise a Performance Lock.
You assume all risks associated with Performance Lock,
including the risk that you may experience a greater loss by exercising a Performance Lock than if you had held your funds in the Indexed Account until the completion of the Crediting
Period. If we provide a quote of the Account Value, the amount of the quote may differ from the amount of Account Value that is calculated and transferred as part of the Performance Lock. You should consider discussing with your financial professional
prior to requesting a Performance Lock.
Performance Lock
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to the risks related to
Minnesota Life. Obligations, including the payment of any
interest or Index Credits, and any guarantees provided by the insurance company as to the benefits promised in the Contract are subject to the claims paying ability of the insurance
company. Information about Minnesota Life, and its financial strength ratings, is available upon request. You may call us at
844-878-2199 for additional information or visit our website at
https://www.securian.com/about-us/ratings.
Principal Risks of Investing in the Contract

	Restrictions	Location in Prospectus
Are There Limits on the Investment Options?
Yes, we reserve the right to substitute the Index for any Indexed
Account, remove any Indexed Account except for the Default
Account, add new Indexed Accounts, add new Guaranteed
Interest Accounts, and limit your ability to make allocations to the Fixed Account. We reserve the right to remove any account option except for the Default Account.We reserve the right to change Caps and Participation Rates, subject to contractually guaranteed minimums, from one Crediting Period to the next.
The Contract is a single premium contract, so we do not accept additional Purchase Payments after your contract is issued.
Transfers between account options are only permitted at the end of a Crediting Period.
Description of the Insurance Company and Account Options

	Restrictions	Location in Prospectus
Are There any Restrictions on Contract Benefits?
Yes, exercising the Hospital, Medical Care, and Terminal
Condition rider, Accelerated Death Benefit, or Roll-up Death
Benefit with Enhanced Surrender Value riders require medical documentation substantiating that you meet the requirements
listed under the riders.
Yes, the Accelerated Death Benefit is only available for purchase by individuals age 75 or younger. The Return of Purchase
Payment rider is only available for individuals ages 80 or
younger.
Yes, optional riders may be terminated upon assignment of the
Contract or a change in ownership.
Yes, if you have the optional Accelerated Death Benefit Rider or
Return of Purchase Payments Rider, amounts withdrawn from
your contract Value in excess of any required minimum
distribution (as calculated by us) will reduce your benefit
amount on a pro-rata basis.
Optional Death Benefit Riders

	Taxes	Location in Prospectus
What Are the Contract’s Tax Implications?
You should consult with a qualified tax professional to
understand the tax implications of this product and any
payments received by you. No additional tax benefits are
achieved if you purchase this Contract through a traditional or
Roth individual retirement annuity (IRA). Gains on any
withdrawals from non-qualified contracts will be taxed as
ordinary income. Withdrawals may be subject to tax penalties depending on your age and the purpose of the withdrawal.
Federal Tax Status

	Conflicts of Interest	Location in Prospectus
How Are Investment Professionals Compensated?
We pay broker-dealers that sell our contracts a commission that is based upon the Purchase Payments received and/or the
Contract Value. The amount may vary based on a number of
different factors, including the commission option elected by a registered representative, the age of the Owner at the time the
Purchase Payment generating the commission is paid, and
whether Annuity Payments will begin within twelve months of
the date the contract is issued.
The broker-dealers, in turn, pay their registered representatives all or a portion of that commission for the sale. We may also pay broker-dealers additional amounts in the form of revenue
sharing and marketing allowances for the sale of our contracts.
These broker-dealers and their registered representatives may have a financial incentive to offer or recommend the Contract over another investment.
Contract Charges, Adjustments and Fees
Should I Exchange My Contract?
Some registered representatives may have a financial incentive to offer you a new contract in place of the one you may already own. You should only exchange your existing contract if you
determine, after comparing the features, fees, and risks of both contracts, including any penalties or fees to terminate the
existing contract, that it is preferable for you to purchase the new contract rather than continue your existing contract.
1035 Exchanges or Replacements

(1) For the Accelerated Death Benefit rider, the fee is assessed annually as a percentage of the death benefit amount, which is calculated each contract anniversary. For the Return of Purchase Payments rider, the fee is assessed annually as a percentage of the Return of Purchase Payment Death Benefit amount.
Fee Table
The following tables describe the fees, expenses and adjustments that you will pay when buying, owning, and surrendering or making withdrawals from an account option or from the Contract. Please refer to your Contract schedule for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from an account option or from the Contract. State premium taxes may also be deducted. See the section of this Prospectus entitled Premium Taxes for more information.
Transaction Expenses
Sales Load Imposed on Purchases
(as a percentage of Purchase Payments)	0%

Deferred Sales Load
(or Surrender Charge) as a percentage of
the amount surrendered.
Maximum of 8%[1]
Beginning of Contract Year	Percentage
1	8%
2	8%
3	7%
4	6%
5	5%
6	4%
7	0%
1
Surrender charges may be waived after the first contract year if you are eligible to exercise the Hospital, Medical Care, and Terminal Condition Waiver Endorsement. See the Hospital, Medical Care, and Terminal Condition Waiver section of the Prospectus for more details.

Transfer Fee	$0
Other Fees
We reserve the right to charge additional fees for certain optional services, including requests for duplicate contracts and overnight mailing of documents. The current charges for these fees are:
Request for Duplicate Contracts $50
Overnight Delivery of Documents $20
The next table describes the adjustments, in addition to any transaction expenses, that apply if all or a portion of the Contract Value is removed from an Indexed Account before the expiration of a specified Crediting Period.
Interim Value Adjustment
Interim Value Adjustment Maximum Potential Loss (as a percentage of Contract Value)	100%[2]
2
The following transactions are affected by the Interim Value Adjustment, which may be positive or negative depending upon the market conditions at the time of the transaction: partial or full surrenders from an Indexed Account prior to the end of a Crediting Period; the exercise of a Performance Lock; full or partial annuitizations of Account Value in an Indexed Account prior to the end of a Crediting Period; optional benefit fee deductions if taken from an Indexed Account prior to the end of a Crediting Period, and death benefits determined by the Account Value in an Indexed Account(s).
The next table describes the fees and expenses that you will pay each year during the time that you own the Contract.
If you choose to purchase an optional benefit, you will pay additional charges, as shown below.

Annual Contract Expenses
Administrative Expenses
Base Contract Expenses (as a percentage of Contract Value)	0%
Optional Benefit Expenses	0.15% - 1.15% of the applicable benefit value, deducted from the contract on an annual basis
In addition to the fees described above, we limit the amount you can earn on certain Index-Linked options. This means your returns may be lower than the Index's returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses.
Optional Benefit Expenses
Optional Rider	Current Benefit Expense Annual Percentage
Accelerated Death Benefit	Annual charge of 0.75% (1.15% for issue ages 71 and older) of the death benefit deducted from the Contract Value on an annual basis
Return of Purchase Payments Death Benefit Charge	Annual charge of 0.15% (0.40% for issue ages 71 and older) of the ROPP DB deducted from the Contract Value on an annual basis
Principal Risks of Investing in the Contract
There are risks associated with investing in this Contract. The principal risks described below may affect the Contract’s performance. You should carefully consider these risks in investing in the Contract.
Market Risk: You may lose money by investing in the Contract. Contract Value invested in an Indexed Account option may lose value if an Index declines in value. We offer a variety of Indexed Account options that limit the amount of loss you experience. Currently, the minimum and maximum loss protection we offer ranges from an Indexed Account with a 0% Floor (the most protection) to an Indexed Account with a 1% Buffer (the least protection). This means that depending on the Indexed Account you select, you could experience a loss anywhere from 0% (no losses) to 99% of your Account Value at the end of a Crediting Period. We will always offer an Indexed Account option with a 0% Floor, which limits the amount of possible loss to zero if you hold the Indexed Account for the entire Crediting Period. We do not guarantee that we will always offer an account option with a Buffer or a Shift. If we do offer an account option with a Buffer or Shift, the minimum Buffer will be 1% and the minimum Shift will be 5%.
The Account Value for each Indexed Account, which determines the amount available for withdrawals during the Crediting Period, is adjusted daily to reflect changes in the value of the hypothetical portfolio of assets that support that Indexed Account through the use of the Interim Value Adjustment. Depending on the amount of the Interim Value Adjustment when there is a withdrawal, you could, under extraordinarily adverse circumstances, experience a maximum loss of 100% of the Account Value in an Indexed Account due to an Interim Value Adjustment when withdrawing from an Indexed Account prior to the end of a Crediting Period.
Early Withdrawal Risk: The Contract is not a short-term investment and is not appropriate for Contract Owners who need ready access to cash or who may have high liquidity needs. Contract fees and expenses may, in the short-term, reduce the value of the Contract. Early withdrawals may incur deferred sales charges as high as 8%, be negatively affected by Interim Value Adjustments, result in loss of interest, and the possibly trigger adverse tax consequences. Interim Value Adjustments may be negative and result in losses of up to 100% of the Account Value for an Indexed Account.

Index-Linked Investment Option Risk: If you invest in an Indexed Account, you may experience potential loss, up to the specified limits provided by the Indexed Account. When you invest in an Indexed Account option, you do not directly invest in the underlying Index or the securities tracked by a particular Index.
The amount of positive Index Credit that is applied to an Indexed Account may be less than the corresponding change in value of the underlying Index due to limits on the amount of Index return provided for each Indexed Account. Limits on gains can occur if a Participation Rate is less than 100% or when a Cap Rate is in place. If the underlying Index for an Indexed Account has a zero percent return for a Crediting Period, you will also receive an Index Credit of zero.
Each currently offered Indexed Account offers some amount of protection against negative Index performance. However, for Indexed Accounts with a Buffer or Shift, your Index Credit can still be negative at the end of the Crediting Period, if the negative Index performance exceeds the Buffer or Shift.
Any optional benefit charges that are deducted from the Account Value of an Indexed Account during a Crediting Period will reduce the Crediting Base for the account, which will reduce the amount of Index Credits that you will receive at the end of the Crediting Period.
In order to reallocate the Account Value to a different account option, you must provide your Written Request with reallocation instructions by the Business Day prior to the end of the Crediting Period. If we have not received your Written Request with instructions to the contrary, the Indexed Account value will be renewed into the same Indexed Account unless it is otherwise unavailable for allocation.
We currently offer one or more Indexed Accounts for each of the indices listed further below. There are risks associated with each Index including general market risks. Please see Appendix E - Indexed Account Disclosures for important disclosures from the Index providers.
Janus Henderson Equity Directionality Index (JEDI)
Index Overview: The Janus Henderson Equity Directionality Index ER (JEDI) seeks to conquer emotion and harness investor sentiment by putting into practice one of the core tenets of investing: buy low and sell high. It is designed to capture mean reversion in US equity markets, a well-known phenomenon in behavioral finance derived in large part from investor psychology. The JEDI dynamically adjusts its exposure to the SPDR S&P 500 ETF Trust (SPY) daily based on the 1-day and 5-day returns of the SPY. The table below illustrates the target allocations. When both the 1-day and 5-day returns are positive and exceed the return thresholds in magnitude, the index will adjust to have 50% exposure to SPY and another 50% in cash. When both 1-day and 5-day returns are negative and exceed the return thresholds in magnitude, the index will borrow cash and allocate 200% to SPY. Dividends are assumed to be reinvested. We use the Excess Return version of the Index, which realizes the daily return of the Total Return Index less the Fed Funds rate.
Previous 1-day Return	Previous 5-day Return	Allocation
Negative	Negative	200%
Positive	Negative	150%
Negative	Positive	100%
Positive	Positive	50%
Market Risk: The Index may decline in value over the course of any given Crediting Period. The JEDI Index is a passively managed, rules-based Index that tracks an exchange traded fund based on the S&P 500® Index. It does not track the S&P 500® Index directly. The transactions modeled by the Index to achieve the desired allocations may give rise to a form of economic leverage, and may expose investors to greater risk, including the potential for magnified losses when the Index declines. There is no guarantee that the investment objectives of this Index will be obtained.
Nasdaq-100®
Index Overview: The Nasdaq-100 Index® is a large-cap growth index, which includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. This Index does not include dividends declared by any of the companies in this Index.
Market Risk: The Index may decline in value over the course of any given Crediting Period. Because it is a passive, rules-based Index, individual constituent securities will not be removed solely for poor performance. Total Return versions of this Index, which would include dividends paid and reinvested, may result in a higher performance.
MSCI EAFE Index
Index Overview: The MSCI EAFE Index is designed to represent the performance of common stocks of large- and mid-capitalization companies across 21 developed markets, including countries in Europe, Australasia, and the Far East, excluding the U.S. and Canada. The Index is available for a number of regions and market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries. The Index is a price index and does not include dividends declared by any of the companies in the Index.
Market Risk: The Index may decline in value over the course of any given Crediting Period. Because it is a passive, rules-based Index, individual constituent securities will not be removed solely for poor performance. This Index invests in the securities of foreign companies, which can be at a higher risk for price fluctuations and losses due to fluctuations in currency exchange rates and potential political turmoil in a company’s country of domicile. Total Return versions of this Index, which would include dividends paid and reinvested, may result in a higher performance.
S&P 500®
Index Overview: The S&P 500® Index is a market capitalization-weighted index of 500 common stocks traded on every major U.S. Stock Exchange. This index includes 500 of the top companies in leading industries of the U.S. economy. This Index does not include dividends declared by any of the companies in this Index.
Market Risk: The Index may decline in value over the course of any given Crediting Period. Because it is a passive, rules-based Index, individual constituent securities will not be removed solely for poor performance. Total Return versions of this Index, which would include dividends paid and reinvested, may result in a higher performance.
Contract Benefits Risk – Fees for optional death benefit riders are deducted on each Contract Anniversary and will result in a corresponding reduction of your Contract Value. If you surrender or annuitize your contract, any death benefits provided under the optional riders will terminate, no additional benefit will be paid out to you or your beneficiary(ies), and fees previously paid will not be returned. Once elected, optional riders cannot be cancelled or otherwise terminated by you except as described under the terms of the rider(s).
Insurance Company Risks: Investors look to the financial strength of the insurance company for its insurance guarantees. Guarantees provided by the insurance company as to the benefits promised in the Contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees. Information about Minnesota Life, and its financial strength ratings, are available upon request. You may call us at 844-878-2199 for additional information or visit our website at www.securian.com/about-us/ratings.
Contract Changes Risk: We reserve the right to discontinue an Indexed Account Option, except for the Default Account, upon prior notice to you.
We reserve the right to substitute the Index for an Indexed Account Option, subject to approval by any required regulatory authorities, including the Interstate Insurance Compact or an individual state’s Department of Insurance.
We also reserve the right to make the Fixed Account unavailable as an allocation option for you.
Description of the Insurance Company and Account Options
The Company — Minnesota Life Insurance Company
We are Minnesota Life Insurance Company (“Minnesota Life”), a life insurance company organized under the laws of Minnesota. Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company (“Minnesota Mutual”), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named “Minnesota Mutual Companies, Inc.” Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named “Minnesota Life Insurance Company” (“Minnesota Life”). All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named “Securian Financial Group, Inc.”, which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named “Securian Holding Company”, which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc. Our telephone and internet address are shown on the cover page of this Prospectus. We are licensed to engage in the life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico.
We are obligated to pay any amounts promised under the Contract, including any riders or endorsements. The payment of any promised amount is subject to our financial strength and claims paying ability.
Indexed Account Investment Options
We currently offer a variety of Indexed Account options, each of which is detailed further below. Each of the Indexed Account options will credit you Index Credits that are determined based on the combination of an underlying Index’s return for the Crediting Period and the Indexed Account’s crediting method and limits on loss or gains, as applicable.
Investing in an Indexed Account is not the same as investing directly in the securities comprising an Index or an indexed fund. Index Credits are only applied at the end of an Indexed Account’s Crediting Period.
You could lose a significant amount of money if the underlying Index for an Indexed Account has declined in value over the course of a Crediting Period. If you withdraw funds prior to the end of a Crediting Period, you could lose the entire Indexed Account value due to an Interim Value Adjustment.

It is important to note as you review all of the Indexed Account options below that we reserve the right to substitute the Index for any Indexed Account, add new Indexed Accounts, or remove any Indexed Account, except the Default Account, at the end of its Crediting Period.
Information on each of the currently offered Indexed Accounts including its underlying Index, Index description, Crediting Methodology, Crediting Period, current limits on Index loss, and minimum limits on gains we may apply can be found in Appendix A – Account Options Available Under the Contract of this Prospectus.
Index Descriptions and Substitution of an Index
We currently offer one or more Indexed Accounts in connection with the below Indices.
Janus Henderson Equity Directionality Index (JEDI)
The Janus Henderson Equity Directionality Index ER (JEDI) seeks to conquer emotion and harness investor sentiment by putting into practice one of the core tenets of investing: buy low and sell high.  It is designed to capture mean reversion in US equity markets, a well-known phenomenon in behavioral finance derived in large part from investor psychology. The JEDI dynamically adjusts its exposure to the SPDR S&P 500 ETF Trust (SPY) daily based on the 1-day and 5-day returns of the SPY. The table below illustrates the target allocations. When both the 1-day and 5-day returns are positive and exceed the return thresholds in magnitude, the index will adjust to have 50% exposure to SPY and another 50% in cash. When both 1-day and 5-day returns are negative and exceed the return thresholds in magnitude, the index will borrow cash and allocate 200% to SPY. Dividends are assumed to be reinvested. We use the Excess Return version of the Index, which realizes the daily return of the Total Return Index less the Fed Funds rate. For additional information about this Index and its calculation methodology, please review the publisher’s methodology documentation located at: https://indices.janushenderson.com/wp-content/uploads/sites/2/2021/05/JEDI-Index-Methodology-2.pdf
Previous 1-day Return	Previous 5-day Return	Allocation
Negative	Negative	200%
Positive	Negative	150%
Negative	Positive	100%
Positive	Positive	50%
Nasdaq-100 Index®
The Nasdaq-100 Index® is a large-cap growth index, which includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. This Index does not include dividends declared by any of the companies in this Index. For additional information about this Index and its calculation methodology, please review the publisher’s methodology documentation located at: https://indexes.nasdaq.com/docs/Methodology_NDX.pdf
MSCI EAFE Index
The MSCI EAFE Index is designed to represent the performance of common stocks of large- and mid-capitalization companies across 21 developed markets, including countries in Europe, Australasia, and the Far East, excluding the U.S. and Canada. The Index is available for a number of regions and market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries. The Index is a price index and does not include dividends declared by any of the companies in the Index. For additional information about this Index and its calculation methodology, please review the publisher’s methodology documentation located at: https://www.msci.com/documents/10199/822e3d18-16fb-4d23-9295-11bc9e07b8ba

S&P 500®
The S&P 500® Index is a market capitalization-weighted index of 500 common stocks traded on every major U.S. Stock Exchange. This index includes 500 of the top companies in leading industries of the U.S. economy. This Index does not include dividends declared by any of the companies in this Index. For additional information about this Index and its calculation methodology, please review the publisher’s methodology documentation located at: https://www.spglobal.com/spdji/en/methodology/article/sp-us-indices-methodology/
Index Provider Websites
The above-referenced websites of the index providers noted above are provided for informational purposes only.  Minnesota Life is not involved in any way in sponsoring, endorsing, establishing, or maintaining these websites or their contents.  In addition, Minnesota Life makes no representations or warranties as to the content of these websites and does not guarantee their accuracy, timeliness, completeness, or usefulness.  Further, Minnesota Life makes no representations or warranties that the Index published by any of these index providers will be managed in line with the methodologies described in the website for that index provider.
Substitution of an Index During a Crediting Period
For any Indexed Account, we may elect to substitute a comparable Index in the event of discontinuation of the Index, unavailability of Index values, substantial change in the calculation of the Index, loss of our license or permission to use the Index, inability to hedge risks associated with the Index, or similar conditions. Before a substitute Index is used, we will notify you and any assignee of the substitution.
If we substitute an Index during a Crediting Period, thereafter we will calculate the Interim Value Adjustment and Index Credit based on the performance of the substituted Index as if it had been in place at the beginning of the Crediting Period. This performance may be different than that of the Index utilized at the beginning of the Crediting Period. While we will seek to replace any Index with an Index that has a similar investment objective and risk profile, the substitute Index may not track the same constituent securities as the Index that is being replaced.
You will not have the right to refuse an Index substitution or the ability to transfer to a different account option unless you exercise a Performance Lock.
If we substitute the Index for an Indexed Account during a Crediting Period, it will not change the applicable Cap, Participation Rate, Floor, Buffer, or Shift Rate for the remainder of the Crediting Period.
If we determine in our own discretion that no similar alternate Index exists for an Indexed Account, we will use a commonly known Index such as the S&P 500.
How Index Credits are Calculated for Indexed Accounts
Limits on Index Losses
We will limit the negative Index return used in calculating interest credited to an Indexed Account at the end of its Crediting Period. The method and amount of the limitation will depend on the Crediting Method and the current rates for the Crediting Period.
Buffer. A Buffer represents the amount of negative Index return the Insurance Company will absorb before your Account Value decreases. For example, if the Index return is -15% and the Buffer rate is 10%, we will credit -5% (the amount that exceeds the Buffer rate) at the end of the Crediting Period, meaning your Account Value will decrease by 5%.

Floor. A Floor represents the maximum amount of loss you will experience at the end of a Crediting Period. For example, if the Index return is –15% and the Floor rate is 0%, we will credit 0% at the end of the Crediting Period, meaning your Account Value will not be decreased.
Shift. A Shift represents a percentage that is added to the Index return when determining the amount of interest credited to your Account Value. For example, if the Index return is -15% and the Shift rate is 10%, we will credit -5% at the end of the Crediting Period, meaning your Account Value will decrease by 5%.
To the extent that the application of the Shift results an Index change of greater than 0%, it will be subject to the applicable Participation Rate. For example, with a Shift of 10%, a Participation Rate of 50%, and an Index return of -5%, we will credit 2.5% at the end of the Crediting Period, meaning your Account Value will increase by 2.5%. (The amount of the Index decline (-5%) plus the Shift percentage (10%) equals 5%. Since this number is positive, it is then multiplied by the Participation Rate (5% x 50% = 2.5%).
The current limits on Index losses for each Indexed Account are listed in the table below. A 0% Floor option will always be available under the Contract, which is known as the “Default Account”. We do not guarantee that the Contract will always offer all of the other Indexed Accounts listed below and their corresponding limits on loss.
Name	Type of Limit on Index Loss	Current Limit on Index Loss
S&P 500 Index 1-Year Point-to-Point with 0% Floor and Cap (the “Default Account”)	Floor	0%
S&P 500 Index 1-Year Point-to-Point with 1% Buffer and Participation Rate	Buffer	1%
MSCI EAFE Index 1-Year Point-to-Point with 1% Buffer and Participation Rate	Buffer	1%
NASDAQ 100 Index 1-Year Point-to-Point with 1% Buffer and Participation Rate	Buffer	1%
JEDI Index 1-Year Point-to-Point with 1% Buffer and Participation Rate	Buffer	1%
S&P 500 Index 1-Year Point-to-Point with 10% Buffer and Cap	Buffer	10%
MSCI EAFE Index 1-Year Point-to-Point with 10% Buffer and Cap	Buffer	10%
NASDAQ 100 Index 1-Year Point-to-Point with 10% Buffer and Cap	Buffer	10%

Name	Type of Limit on Index Loss	Current Limit on Index Loss
S&P 500 Index 1-Year Point-to-Point with 10% Buffer and Participation Rate	Buffer	10%
MSCI EAFE Index 1-Year Point-to-Point with 10% Buffer and Participation Rate	Buffer	10%
NASDAQ 100 Index 1-Year Point-to-Point with 10% Buffer and Participation Rate	Buffer	10%
JEDI Index 1-Year Point-to-Point with 10% Buffer and Participation Rate	Buffer	10%
S&P 500 Index 1-Year Point-to-Point with 20% Buffer and Cap	Buffer	20%
S&P 500 Index 1-Year Point-to-Point with 20% Buffer and Participation Rate	Buffer	20%
MSCI EAFE Index 1-Year Point-to-Point with 20% Buffer and Participation Rate	Buffer	20%
NASDAQ 100 Index 1-Year Point-to-Point with 20% Buffer and Participation Rate	Buffer	20%
JEDI Index 1-Year Point-to-Point with 20% Buffer and Participation Rate	Buffer	20%
S&P 500 Index 1-Year Point-to-Point with 10% Shift and Participation Rate	Shift	10%
S&P 500 Index 6-Year Point-to-Point with 1% Buffer and Participation Rate	Buffer	1%
MSCI EAFE Index 6-Year Point-to-Point with 1% Buffer and Participation Rate	Buffer	1%
NASDAQ 100 Index 6-Year Point-to-Point with 1% Buffer and Participation Rate	Buffer	1%

Name	Type of Limit on Index Loss	Current Limit on Index Loss
JEDI Index 6-Year Point-to-Point with 1% Buffer and Participation Rate	Buffer	1%
S&P 500 Index 6-Year Point-to-Point with 10% Buffer and Participation Rate	Buffer	10%
MSCI EAFE Index 6-Year Point-to-Point with 10% Buffer and Participation Rate	Buffer	10%
NASDAQ 100 Index 6-Year Point-to-Point with 10% Buffer and Participation Rate	Buffer	10%
JEDI Index 6-Year Point-to-Point with 10% Buffer and Participation Rate	Buffer	10%
S&P 500 Index 6-Year Point-to-Point with 20% Buffer and Participation Rate	Buffer	20%
MSCI EAFE Index 6-Year Point-to-Point with 20% Buffer and Participation Rate	Buffer	20%
NASDAQ 100 Index 6-Year Point-to-Point with 20% Buffer and Participation Rate	Buffer	20%
JEDI Index 6-Year Point-to-Point with 20% Buffer and Participation Rate	Buffer	20%
The Buffer, Floor, or Shift rate for an Indexed Account will not change for as long as we continue to offer the Indexed Account as an allocation option. These rates are not reset or otherwise changed from Crediting Period to Crediting Period.
Buffers, Floors, and Shifts are determined based on perceived customer desirability and competitive considerations. Generally, an Indexed Account with a Buffer, Floor, or Shift that offers greater limits on negative Index returns will have a lower Cap or Participation Rate than an Indexed Account that offers lower limits on negative Index returns. Investors should consider both their desire for protection against losses as well as their desire for upside accumulation potential when selecting an Indexed Account for investment.
Limits on Index Gains
We will limit the positive Index return used in calculating interest credited to an Indexed Account at the end of its Crediting Period through the use of Caps and Participation Rates, to the extent that a Cap or Participation Rate is less than 100%. A Cap is an upper limit on how much positive interest an Indexed Account can earn at the end of a Crediting Period. For example, if the Index return is 20% and the Cap is

10%, we will credit 10% in interest at the end of the Crediting Period, meaning your Index Credit will be 10% at the end of the Crediting Period. A Participation Rate is a percentage applied to the positive Index return to determine the amount of positive interest applied to an Indexed Account at the end of a Crediting Period. For example, if the Index return is 20% and the Participation Rate is 90%, we will credit 18% in interest at the end of the Crediting Period, meaning your Index Credit will be 18% at the end of the Crediting Period.
The Caps and Participation Rates for each Indexed Account will be declared before the start of each Crediting Period and will not change during an Indexed Account’s Crediting Period. The minimum Cap that may be offered under this Contract is 1%. The minimum Participation Rate that may be offered under this Contract is 10%. Current Caps and Participation Rates for each Indexed Account can be found at the following website: ˂insert website link˃, and are incorporated herein by reference.
When we establish Caps and Participation Rates for new contracts and renewal rates for existing contracts, we consider a variety of factors including, but not limited to, the amount of loss protection provided for an account, current market conditions, interest rates, and profitability. Generally, the more loss protection offered by an Indexed Account, the lower the Cap or Participation rate that we will be able to offer.
Investors should carefully consider the current limits offered at the time of issue and the minimum rates that an insurer may declare under the Contract. The limits on gains and losses we offer at the time the Contract is issued can directly impact the investment returns you experience. Additionally, the rates we offer upon the renewal of a Crediting Period could be lower than the initial rates offered and may go as low as any minimums guaranteed under the Contract.
Crediting Periods
We currently offer Indexed Accounts with 1-Year and 6-Year Crediting Periods.  Caps and Participation Rates will be declared in advance of the beginning of each new Crediting Period. Caps and Participation Rates for Crediting Periods after the initial Crediting Period may be different from Caps and Participation Rates for the initial Crediting Period.
Indexed Accounts with a 6-Year Crediting Period are currently only available for allocation at the time your contract is issued.
When choosing between Indexed Accounts with a 1-Year Crediting Period or a 6-Year Crediting Period, investors should strongly consider the fact that Indexed Credits are only applied at the end of a Crediting Period. Any funds withdrawn or surrendered from an Indexed Account prior to the end of a Crediting Period are subject to an Interim Value Adjustment, which may be negative and result in a greater loss than if the funds remained in the account until the completion of the Crediting Period.
Indexed Accounts with a 1-Year Crediting Period may be appropriate for investors who would like more flexibility to reallocate funds every year or plan for more frequent withdrawals. Indexed Accounts with 6-Year Crediting Periods may be appropriate for investors who do not wish to reallocate funds every year and would like to avoid the uncertainty of renewal rate changes.
Funds must remain in an Indexed Account until the end of its Crediting Period to receive an Index Credit, and to avoid the Interim Value Adjustment. Additionally, any full or partial surrender, whether during or at the end of a Crediting Period, will be subject to the surrender charge schedule for this Contract and any applicable taxes and/or tax penalties. Partial Withdrawals, Full Surrenders,

Performance Locks, and Death Benefits will be subject to the Interim Value Adjustment if taken before the end of the Crediting Period.  Please see the Contract Charges and Adjustments section of this Prospectus for more information.
Index Crediting Methodologies and Examples
Values in each Indexed Account are eligible to earn positive or negative interest in the form of an Index Credit.
The Index Credit, generally, is based upon any gain or loss in the underlying Index associated with a given Indexed Account, subject to the applicable limits on gains and losses described above. The Indexed Accounts that are currently available are based on the S&P 500® Index, MSCI EAFE Index, Nasdaq-100 Index® or JEDI Index. Please see the section entitled Index Descriptions and Substitution of an Index for information about each Index.
At the end of each Crediting Period, the Index Change will be calculated as (a) divided by (b) minus 1, where:
(a) is the value of the Index at the end of the Crediting Period, and
(b) is the value of the Index at the beginning of the Crediting Period.
The value of the Index on any date that is not a Valuation Date will be the value of the Index on the most recent Valuation Date.
The Adjusted Index Change represents the Index Change after adjusting it for the applicable limits on losses and gains provided by the Indexed Account. For all Crediting Methods, the Index Credit is equal to the Adjusted Index Change multiplied by the Crediting Base. The Adjusted Index Change calculation for each Crediting Method is described below.
Point-to-Point with Floor and Cap
The Adjusted Index Change is equal to the greater of the Floor and the Index Change, not to exceed the Cap.
Point-to-Point with Buffer and Cap
If the Index Change is negative, the Adjusted Index Change is equal to the Index Change plus the Buffer, not to exceed zero.
If the Index Change is zero or positive, the Adjusted Index Change is equal to the Index Change, not to exceed the Cap.
Point-to-Point with Buffer and Participation Rate
If the Index Change is negative, the Adjusted Index Change is equal to the Index Change plus the Buffer, not to exceed zero.
If the Index Change is zero or positive, the Adjusted Index Change is equal to the Index Change multiplied by the Participation Rate.
Point-to-Point with Shift and Participation Rate
If the sum of the Index Change and Shift is negative, the Adjusted Index Change is equal to the sum of the Index Change and Shift.

If the sum of the Index Change and Shift is zero or positive, the Adjusted Index Change is equal to the sum of the Index Change and Shift, multiplied by the Participation Rate.
Index Annual Returns
The bar charts shown below provide the Indices’ annual returns for the last 10 calendar years (or for the life of the Index if less than 10 years), as well as the Index returns after applying a hypothetical 5% cap and hypothetical -10% buffer. The chart illustrates the variability of the returns from year to year and shows how hypothetical limits on Index gains and losses may affect these returns. Past performance is not necessarily an indication of future performance.
The performance below is NOT the performance of any Indexed Account. Your performance under the Contract will differ, perhaps significantly. The performance below may reflect a different return calculation, time period, and limit on Index gains and losses than the Indexed Accounts, and does not reflect Contract fees and charges, including surrender charges and the Interim Value Adjustment, which reduce performance.

The historical returns displayed in the chart above are for the price return version of the S&P® 500 and does not include dividends.

The historical returns displayed in the chart above are for the price return version of the Nasdaq-100 Index® and does not include dividends.

The historical returns displayed in the chart above are for the price return version of the MSCI EAFE Index and does not include dividends.

The historical returns displayed in the chart above are for the excess return version of the JEDI Index, which realizes the daily return of the Total Return Index minus the Fed Funds rate.
Calculation Examples
The following examples illustrate how we calculate and credit interest under each Index crediting methodology assuming hypothetical Index returns and hypothetical limits on Index gains and losses. The examples assume no withdrawals.
Point-to-Point with Floor and Cap
Example 1: Positive Index Change Exceeds Cap
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 1,075;
●
The Cap for the Crediting Period is 5.00%, or 0.05;
●
The Floor for the Crediting Period is 0.00%, or 0;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (1,075) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.
Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (1075/1000) - 1 = 7.50%

Second, we determine the Adjusted Index Change. The Adjusted Index Change is equal to the greater of the Floor (0.00%) and the Index Change (7.50%), not to exceed the Cap (5.00%). Positive Index performance may be limited by application of the Cap and negative Index performance may be limited by the application of the Floor. In this instance, the Index Change (7.50%) is greater than the Cap (5.00%). Since the Adjusted Index Change cannot exceed the Cap, the Cap (5.00%) would be the Adjusted Index Change.
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (5.00%).
5.00% x 25,000 = 1,250
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.
$25,000 + $1,250 = $26,250
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $26,250.
Example 2: Negative Index Change Exceeds Floor
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 950;
●
The Cap for the Crediting Period is 5.00%, or 0.05;
●
The Floor for the Crediting Period is 0.00%, or 0;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (950) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.
Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (950/1000) - 1 = -5.00%
Second, we determine the Adjusted Index Change. The Adjusted Index Change is equal to the greater of the Floor (0.00%) and the Index Change (-5.00%), not to exceed the Cap (5.00%). Positive Index performance may be limited by application of the Cap and negative Index performance may be limited by the application of the Floor. In this instance, the Index Change (-5.00%) is less than the Floor (0.00%). Since the Adjusted Index Change is equal to the greater of the Floor and the Index Change, the Floor (0.00%) would be the Adjusted Index Change.
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (0.00%).
0.00% x 25,000 = 0
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.
$25,000 + $0 = $25,000
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $25,000.

Point-to-Point with Buffer and Cap
Example 1: Positive Index Change Exceeds Cap
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 1,075;
●
The Cap for the Crediting Period is 5.00%, or 0.05;
●
The Buffer for the Crediting Period is 10.00%, or 0.10;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (1,075) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.
Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (1075/1000) - 1 = 7.50%
Second, we determine the Adjusted Index Change. If the Index Change is negative, the Adjusted Index Change is equal to the Index Change plus the Buffer, not to exceed zero. If the Index Change is zero or positive, the Adjusted Index Change is equal to the Index Change, not to exceed the Cap. Positive Index performance may be limited by application of the Cap and negative Index performance may be limited by the application of the Buffer. In this instance, the Index Change (7.50%) is greater than the Cap (5.00%). Since the Adjusted Index Change cannot exceed the Cap, the Cap (5.00%) would be the Adjusted Index Change.
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (5.00%).
5.00% x 25,000 = 1,250
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.
$25,000 + $1,250 = $26,250
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $26,250.
Example 2: Negative Index Change Exceeds Buffer
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 850;
●
The Cap for the Crediting Period is 5.00%, or 0.05;
●
The Buffer for the Crediting Period is 10.00%, or 0.10;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (850) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.
Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (850/1000) - 1 = -15.00%

Second, we determine the Adjusted Index Change. If the Index Change is negative, the Adjusted Index Change is equal to the Index Change plus the Buffer, not to exceed zero. If the Index Change is zero or positive, the Adjusted Index Change is equal to the Index Change, not to exceed the Cap. Positive Index performance may be limited by application of the Cap and negative Index performance may be limited by the application of the Buffer. In this instance, the Index Change (-15.00%) is negative, so the Adjusted Index Change is equal to the Index Change (-15.00%) plus the Buffer (10.00%), not to exceed zero.
Adjusted Index Change = -15.00% + 10.00% = -5.00%
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (-5.00%).
-5.00% x 25,000 = -1,250
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.
$25,000 + -$1,250 = $23,750
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $23,750.
Point-to-Point with Buffer and Participation Rate
Example 1: Positive Index Change
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 1,100;
●
The Participation Rate for the Crediting Period is 90.00%, or 0.90;
●
The Buffer for the Crediting Period is 10.00%, or 0.10;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (1,100) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.
Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (1100/1000) - 1 = 10.00%
Second, we determine the Adjusted Index Change. If the Index Change is negative, the Adjusted Index Change is equal to the Index Change plus the Buffer, not to exceed zero. If the Index Change is zero or positive, the Adjusted Index Change is equal to the Index Change multiplied by the Participation Rate. Positive Index performance may be limited by application of the Participation Rate and negative Index performance may be limited by the application of the Buffer. In this instance, the Index Change (10.00%) is positive, so the Adjusted Index Change is equal to the Index Change (10.00%) multiplied by the Participation Rate (90.00%).
Adjusted Index Change = 10.00% x 90.00% = 9.00%
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (9.00%).
9.00% x 25,000 = 2,250
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.

$25,000 + $2,250 = $27,250
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $27,250.
Example 2: Negative Index Change Exceeds Buffer
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 850;
●
The Participation Rate for the Crediting Period is 90.00%, or 0.90;
●
The Buffer for the Crediting Period is 10.00%, or 0.10;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (850) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.
Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (850/1000) - 1 = -15.00%
Second, we determine the Adjusted Index Change. If the Index Change is negative, the Adjusted Index Change is equal to the Index Change plus the Buffer, not to exceed zero. If the Index Change is zero or positive, the Adjusted Index Change is equal to the Index Change multiplied by the Participation Rate. Positive Index performance may be limited by application of the Participation Rate and negative Index performance may be limited by the application of the Buffer. In this instance, the Index Change (-15.00%) is negative, so the Adjusted Index Change is equal to the Index Change (-15.00%) plus the Buffer (10.00%), not to exceed zero.
Adjusted Index Change = -15.00% + 10.00% = -5.00%
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (-5.00%).
-5.00% x 25,000 = -1,250
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.
$25,000 + -$1,250 = $23,750
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $23,750.
Point-to-Point with Shift and Participation Rate
Example 1: Positive Index Change
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 1,050;
●
The Participation Rate for the Crediting Period is 60.00%, or 0.60;
●
The Shift for the Crediting Period is 10.00%, or 0.10;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (1,050) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.

Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (1050/1000) - 1 = 5.00%
Second, we determine the Adjusted Index Change. If the Index Change is negative, the Adjusted Index Change is equal to the sum of the Index Change and the Shift. If the Index Change is zero or positive, the Adjusted Index Change is equal to the sum of the Index Change and the Shift multiplied by the Participation Rate. Positive Index performance may be limited by application of the Participation Rate and negative Index performance may be limited by the application of the Shift. In this instance, the sum of the Index Change (5.00%) and the Shift (10.00%) is positive (15.00%), so the Adjusted Index Change is equal to the Index Change (5.00%) plus the Shift (10.00%) multiplied by the Participation Rate (60.00%).
Adjusted Index Change = (5.00% + 10.00%) x 60.00% = 9.00%
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (9.00%).
9.00% x 25,000 = 2,250
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.
$25,000 + $2,250 = $27,250
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $27,250.
Example 2: Negative Index Change Between 0 and Shift
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 950;
●
The Participation Rate for the Crediting Period is 60.00%, or 0.60;
●
The Shift for the Crediting Period is 10.00%, or 0.10;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (950) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.
Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (950/1000) - 1 = -5.00%
Second, we determine the Adjusted Index Change. If the Index Change is negative, the Adjusted Index Change is equal to the sum of the Index Change and the Shift. If the Index Change is zero or positive, the Adjusted Index Change is equal to the sum of the Index Change and the Shift multiplied by the Participation Rate. Positive Index performance may be limited by application of the Participation Rate and negative Index performance may be limited by the application of the Shift. In this instance, the sum of the Index Change (-5.00%) and the Shift (10.00%) is positive (5.00%), so the Adjusted Index Change is equal to the Index Change (-5.00%) plus the Shift (10.00%) multiplied by the Participation Rate (60.00%).
Adjusted Index Change = (-5.00% + 10.00%) x 60.00% = 3.00%
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (3.00%).

3.00% x 25,000 = 750
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.
$25,000 + $750 = $25,750
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $25,750.
Example 3: Negative Index Change Exceeds Shift
Assumptions:
●
The value of the S&P 500® Index at the beginning of the Crediting Period is 1,000;
●
The value of the S&P 500® at the end of the Crediting Period is 850;
●
The Participation Rate for the Crediting Period is 60.00%, or 0.60;
●
The Shift for the Crediting Period is 10.00%, or 0.10;
●
The Crediting Base is $25,000.
First, we determine the change in the Index. We divide the value of the S&P 500® at the end of the Crediting Period (850) by the value of the S&P 500® at the beginning of the Crediting Period (1,000). This result is then reduced by one (1). The resulting number is the Index Change.
Index Change = (Index value at end of Crediting Period/Index value at beginning of Crediting Period) - 1 = (850/1000) - 1 = -15.00%
Second, we determine the Adjusted Index Change. If the Index Change is negative, the Adjusted Index Change is equal to the sum of the Index Change and the Shift. If the Index Change is zero or positive, the Adjusted Index Change is equal to the sum of the Index Change and the Shift multiplied by the Participation Rate. Positive Index performance may be limited by application of the Participation Rate and negative Index performance may be limited by the application of the Shift. In this instance, the sum of the Index Change (-15.00%) and the Shift (10.00%) is negative (-5.00%), so the Adjusted Index Change is equal to the Index Change (-15.00%) plus the Shift (10.00%).
Adjusted Index Change = -15.00% + 10.00% = -5.00%
Third, the Index Credit is determined by multiplying the Crediting Base ($25,000) by the Adjusted Index Change (-5.00%).
-5.00% x 25,000 = -1,250
Lastly, the new Indexed Account value is established by adding the Index Credit to the Crediting Base.
$25,000 + -$1,250 = $23,750
As such, the new Indexed Account value and Crediting Base for the next Crediting Period is $23,750.
Completion of a Crediting Period
You will receive a letter prior to the end of the Crediting Period for each of your Indexed Accounts with information about Indexed Accounts available for reallocation and respective Caps and Participation Rates for each available Indexed Account.  At the end of each complete Crediting Period of an Indexed Account, unless otherwise instructed by you, you will remain allocated to that Indexed Account and a new Crediting Period will automatically begin. If that Indexed Account is no longer available, or a new Crediting Period would extend beyond the Contract’s surrender charge period, the Account Value of that account will be automatically reallocated to an Indexed Account with a one-year Crediting Period using the same Index, Indexed Crediting Method, and Buffer as the expiring Indexed Account.

If there is no Indexed Account available for either renewal or reallocation as described above, the Account Value of the expiring account will be automatically transferred to the Default Account shown on your Contract Schedule.
If you wish to reallocate your funds at the end of the Crediting Period, you must provide your Written Request for transfer no later than one business day prior to the end of the Crediting Period of the Indexed Account out of which you wish to transfer.
Performance Lock
A Performance Lock is an option to have the Account Value of an Indexed Account reallocated to the Fixed Account before the end of a Crediting Period to avoid further Interim Value Adjustment fluctuations. For each Indexed Account, you may request a Performance Lock on any day prior to the end of a Crediting Period, up to one time per Crediting Period. Upon election of a Performance Lock, the entire Account Value of the specified Indexed Account(s) will be reallocated by us to the Fixed Account, where it will earn a fixed interest rate for the remainder of that Contract Year. Account Values will not be adjusted by any limits on losses or gains that would otherwise apply at the end of a Crediting Period when you exercise a Performance Lock. After a Performance Lock is elected for a given Indexed Account, the Crediting Base and Account Value of the Indexed Account will be zero, and it will not receive any Index Credits. Beginning on the next Contract Anniversary, you may reallocate your Contract Value according to the transfer rules described in the section of this Prospectus entitled Transfers.
The Account Value(s) of the Indexed Account(s) you request to Performance Lock will be determined as of the Valuation Date coincident with or next following the day we receive your request at our home office. Such values on this Valuation Date may differ from the values at the time you made the request. Once elected, a Performance Lock may not be cancelled.
You may request a Performance Lock by submitting a Written Request to us, or by any other method we may make available to you. Your request must be received by us at least one business day prior to the end of an Indexed Account’s Crediting Period. If we receive a request for a Performance Lock on or after the last Business Day of a Crediting Period, the Performance Lock request will be considered not in good order and will not be processed.
We do not provide advice or recommendations on when it may be appropriate or inappropriate to exercise a Performance Lock. You assume all risks associated with Performance Lock, including the risk that you may experience a greater loss by exercising a Performance Lock than if you had held your funds in the Indexed Account until the completion of the Crediting Period. You should consider discussing with your financial professional prior to requesting a Performance Lock.
Guaranteed Interest Accounts
You may allocate all or a portion of your initial Purchase Payment to the any of the Guaranteed Interest Accounts we make available. Currently, we only offer one Guaranteed Interest Account, called the Fixed Account. The Fixed Account has a Crediting Period of one year. The interest rate for the Fixed Account is declared at the beginning of the Crediting Period and is guaranteed for one Crediting Period. Interest in the Fixed Account is credited daily and compounded annually. The interest rate for the Fixed Account will be no less than the Guaranteed Minimum Interest Rate shown on your contract. The Guaranteed Minimum Interest Rate is currently 1%.  At the end of the Crediting Period, you may reallocate your Contract Value in the Fixed Account according to the Contract’s transfer rules. Please see the section of this Prospectus entitled Transfers for additional information.

Information regarding the features of the currently offered Guaranteed Interest Account(s), including name, term, and minimum guaranteed interest rate is available in Appendix A — Account Options Available Under the Contract to this Prospectus.
Contract Charges, Adjustments and Fees
Surrender Charge
No sales charge is deducted from a Purchase Payment made for this Contract at the time of its receipt. However, when a Contract’s value is reduced by a withdrawal or a surrender, a surrender charge may be deducted. The surrender charge applies to the total amount withdrawn, including the surrender charge itself (see example below). A surrender charge of up to 8% may apply to partial withdrawals and surrenders. The surrender charge will be deducted pro rata from the Indexed Accounts and Guaranteed Interest Accounts from which withdrawals are made. This is designed to compensate us for the distribution expenses of the Contract. To the extent the sales expenses are not recovered from the surrender charge, we will recover them from our other assets or surplus.
The schedule in the table is applied to your Contract Value withdrawal. The applicable surrender charge percentage is as shown in the table below:
Contract Year	Surrender Charge
1	8%
2	8%
3	7%
4	6%
5	5%
6	4%
7 and later	0%

The amount of the surrender charge is determined by multiplying the Contract Value withdrawn by the appropriate surrender charge percentage in the table. This amount is then deducted from your Contract Value.
Example Assume the “free withdrawal amount” (described below) has already been exhausted in the current Contract Year. If the Owner requests a withdrawal of $1,000, and the applicable sales charge is 8% (because the Contract was issued within the last 2 years), the Owner will receive $1,000, the surrender charge will be $86.96 (which represents the surrender charge applied to the total amount withdrawn, including the sales charge) and the total withdrawal amount deducted from the Contract Value will equal $1,086.96.
The surrender charge will not apply to:
●
Amounts withdrawn in any Contract Year that are less than or equal to the annual “free withdrawal amount”. The free withdrawal amount is equal to 10% of the Contract Value as of the most recent Contract Anniversary (in the first year, 10% of the Purchase Payment). The free withdrawal amount does not apply to full surrenders.
●
The excess, in any Contract Year, of a required minimum distribution due (according to Internal Revenue Service (IRS) rules) on this Contract for a single calendar year over any annual “free withdrawal amount” allowed. However, if you withdraw the required minimum distribution for two calendar years in a single Contract Year, surrender charges may apply. Amounts withdrawn to satisfy the required minimum distribution will reduce the free withdrawal amount available for the Contract Year. We may modify or eliminate this right if there is any change to the Code or regulations regarding required minimum distributions, including guidance issued by the IRS.
●
Amounts deducted as optional rider charges.
●
Amounts payable as a death benefit upon the death of the Owner or the Annuitant, if applicable.
●
Amounts applied to provide Annuity Payments under an annuity option.
●
A surrender or withdrawal requested any time after the first Contract Anniversary and if you meet the requirements of a qualifying confinement in a hospital or medical care facility as described below.
●
A surrender or withdrawal requested any time after the first Contract Anniversary and in the event that you are diagnosed with a terminal condition as described below.
●
A surrender or withdrawal requested during the Acceleration Period if you have purchased the Accelerated Death Benefit rider.
Hospital, Medical Care, and Terminal Condition Waiver Endorsement
A surrender or withdrawal request made any time after the first Contract Anniversary due to the Owner’s confinement in a hospital or medical care facility for at least 90 consecutive days will not be subject to a surrender charge (Hospital and Medical Care Waiver). The request must be made while the Owner is still confined or within 90 days after the discharge from a hospital or medical care facility after a confinement of at least 90 consecutive days. A medical care facility for this purpose means a facility operated pursuant to law or any state licensed facility providing medically necessary inpatient care which is:
●
prescribed by a licensed Physician (defined further below) in writing; and
●
based on physical limitations which prohibit daily living in a non-institutional setting.
A surrender or withdrawal request made any time after the first Contract Anniversary in the event the Owner is diagnosed with a terminal condition will also not be subject to a surrender charge (Terminal Condition Waiver). A terminal condition for this purpose is a condition which:
●
is diagnosed by a licensed Physician; and
●
is expected to result in death within 12 months.
For purposes of these provisions, we must receive due proof, satisfactory to us, of the Owner’s confinement or terminal condition in writing. Physician for this purpose means a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license; and not the Owner, the Annuitant or a member of either the Owner’s or the Annuitant’s immediate families.
If the Owner of this Contract is other than a natural person, such as a trust or other similar entity, benefits payable due to hospital or medical care confinement or terminal condition will be based upon the Annuitant.
If the Owner, or Annuitant in the case of a contract owned by a non-natural person, is changed in accordance with the provisions of this Contract, a one-year waiting period will apply after the date of the change before the new Owner or Annuitant is eligible for these waivers.

The Hospital, Medical Care, and Terminal Condition Waiver Endorsement may not be available in every state and the provisions may vary based on the state where the Contract is issued.
Optional Rider Charges
If you elect one of the optional death benefits, the charge described below will apply to your contract in exchange for the benefit provided. A complete description of each optional rider can be found under the corresponding section of the Prospectus. If these deductions are insufficient to cover our actual costs of providing the benefits guaranteed under a rider, then we will absorb the resulting losses. If the deductions are more than sufficient after the establishment of any contingency reserves deemed prudent or required by law, any excess will be profit to us.
We reserve the right to change the current charges for optional riders that are issued in the future. Any changes in the charges will not exceed the maximum charges listed in the section of this Prospectus entitled “Contract Charges and Expenses — Other Optional Benefit Charges.” If we change the current charges, they will only apply to the optional riders sold on or after the effective date of the change. We may decide to change the rider charge in our sole discretion.
Accelerated Death Benefit Option — Charge
●
If you purchase the Accelerated Death Benefit option, we will deduct a charge on an annual basis in arrears for expenses related to this optional benefit. The annual rider charge is based on the issue age of the oldest Owner and will not change for the life of the Contract. If the Owner is not a natural person, the Annuitant will be treated as the Owner for the purposes of determining the rider charge. The current annual Accelerated Death Benefit charge is equal to 0.75% (1.15% for ages 71-75) of the death benefit. The charge is calculated on each Contract Anniversary and deducted proportionally from each account option. The charge does not apply after annuitization, or in the case of a partial annuitization, to the portion of your contract annuitized. Additionally, the charge does not apply during the Acceleration Period. See the section of this Prospectus entitled Optional Death Benefit Riders for details on the Acceleration Period. At rider termination, a portion of the charge for the period of time between the last annual charge and the date of termination will be deducted from the Contract Value.
Return of Purchase Payments Death Benefit (ROPP DB) Option — Charge
●
If you purchase the ROPP DB optional death benefit, we will deduct an ROPP DB charge on an annual basis in arrears for expenses related to this optional benefit. The annual rider charge is based on the issue age of the oldest Owner and will not change for the life of the Contract. If the Owner is not a natural person, the Annuitant will be treated as the Owner for the purposes of determining the rider charge. The current annual ROPP DB charge is equal to 0.15% (0.40% for ages 71-80) of the ROPP DB. The charge is calculated on each Contract Anniversary and deducted proportionally each account option. See the section of this Prospectus entitled Optional Death Benefit Riders for details on how the ROPP DB is determined. The charge does not apply after annuitization, or in the case of a partial annuitization, to the portion of your Contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a proportionate amount of the charge will be taken for the period.

Premium Taxes
Deduction for any applicable state premium taxes may be made from the Purchase Payment or when Annuity Payments begin. Currently such taxes range from 0% to 3.5%, depending on applicable law. Any amount withdrawn from the contract may be reduced by any premium taxes not previously deducted.
Transfer Charges
We do not assess a charge for transfers between account options. Transfers values between accounts are only permitted at the end of a Crediting of a Crediting Period. See the section of this Prospectus entitled Transfers for additional information.
Commissions
Commissions paid to broker-dealers, and indirectly to registered representatives will vary depending on a number of different factors, including the charge structure of the selected contract, the age of the Owner at the time the Purchase Payment generating the commission is paid, and whether Annuity Payments will begin within twelve months of the date the Contract is issued. Subject to these factors, broker-dealers are typically paid base commissions for the sale of contracts pursuant to a standard schedule of broker-dealer commissions. These base commissions may be paid in the form of a front-end commission calculated as a percentage of Purchase Payments, an asset-based (or “trail”) commission that is paid annually and calculated as a percentage of Contract Value, or a combination of both. The maximum front-end base commission is not expected to exceed 6% of the Purchase Payment. The maximum annual trail commission will not exceed 1% of the Contract Value. We do not pay any additional compensation on the sale or exercise of any of the Contract’s optional benefit riders offered.
In addition to commissions, we may pay broker-dealers additional compensation, to promote the sale of the Contracts, as permitted by applicable laws and regulations. We generally, but are not required to, offer additional compensation to broker-dealers in exchange for marketing support of the Contracts within the broker-dealer and the ability for us to participate in conferences and educational events that the broker-dealer may host. This additional compensation may be determined as a flat fee or based on a percentage of overall sales or assets attributable to the Contract.
Interim Value Adjustment
The Account Value for each Indexed Account, which determines the amount available for withdrawals during the Crediting Period, is adjusted daily to reflect changes in the value of the hypothetical portfolio of assets that support that Indexed Account through the use of the Interim Value Adjustment. Depending on the amount of the Interim Value Adjustment when there is a withdrawal, you could experience a maximum loss of 100% of the Account Value in an Indexed Account due to an Interim Value Adjustment.
The Interim Value Adjustment is part of the calculation of your Contract Value, and therefore affects the amounts that are available to be withdrawn, surrendered, annuitized, transferred to the Fixed Account due to the exercise of a Performance Lock, deducted for the payment of optional benefit charges, or paid as a death benefit from an Indexed Account prior to the end of a Crediting Period. Interim Value Adjustments do not apply in the case of amounts withdrawn, surrendered, annuitized, transferred, deducted for the payment of optional benefit charges, or paid as a death benefit from an Indexed Account at the completion of a Crediting Period, do not apply to Guaranteed Interest Accounts, and do not apply after the Contract has been annuitized. Any death benefit amounts guaranteed by an optional rider which are in excess of the Contract Value will not be affected by the Interim Value Adjustment, except to the extent that the Contract Value is directly impacting the calculation of the benefit amount.
The Account Value for an Indexed Account for any day during the Crediting Period is determined by adjusting a tracking value we refer to as the Crediting Base by the amount of the Interim Value Adjustment on that day. The starting value of the Crediting Base of an Indexed Account is the value allocated to that Indexed Account at the beginning of the Crediting Period, and the Crediting Base is then reduced any time there is a withdrawal during the Crediting Period. These reductions are made by reducing the Crediting Base in the same proportion that the withdrawal bears to the Account Value before the application of the withdrawal. After this reduction in the Crediting Base, the Interim Value Adjustment is recalculated based on the new Crediting Base, and the Account Value post-withdrawal is redetermined by adding the new Interim Value Adjustment to the new Crediting Base.
The Interim Value Adjustment reflects the change in the value of the hypothetical portfolio of assets that support a given Indexed Account. It consists of a Fixed Asset Adjustment and a Derivative Asset Adjustment.  A negative Interim Value Adjustment may be caused by a negative Derivative Asset Adjustment, a negative Fixed Asset Adjustment, or both. A negative Derivative Asset Adjustment may be caused by a) a decrease in the Index value, b) a decrease in Index volatility, c) a decrease in external interest rates affecting the value of the hypothetical derivatives designed to produce the Index Credit at the end of the Crediting Period, or d) an increase in the dividend yield of the Index. A negative Fixed Asset Adjustment may be caused by an increase in external interest rates affecting the value of the hypothetical portfolio of fixed assets supporting the Indexed Account. A positive Interim Value Adjustment may be caused by the opposite conditions of those described above. Please see refer to the Statement of Additional Information for a detailed description and examples of the Interim Value Adjustment formulas.
The Interim Value Adjustment for a given Indexed Account only applies to that Indexed Account and does not affect the Account Value of any other account options. The Interim Value Adjustment directly affects the Contract Value, surrender value, and death benefit of the Contract. The Interim Value Adjustment is calculated before applying any other charges, fees, or adjustments to the Contract Value. The Interim Value Adjustment does not impact the calculation of the Index Credit at the end of the Crediting Period. However, if a partial withdrawal is taken when the Interim Value Adjustment is negative, it could reduce the value of the Crediting Base to which the Index Credit is applied by an amount greater than the actual value withdrawn from the Indexed Account.
The purpose of the Interim Value Adjustment is to transfer risk from Minnesota Life to the investor such that the investor shares in gains and losses on the hypothetical investments supporting the Contract if funds are removed from an Indexed Account prior to the end of the Crediting Period. You may contact the Annuity Service Center to obtain information about the current value of the Interim Value Adjustment. This value can fluctuate daily, and the current value quoted to you may differ from the actual value calculated at the time of any transaction.
Description of the Contract
Your Contract may be purchased either as a Roth or Traditional individual retirement annuity (IRA) or as a non-qualified annuity not in conjunction with an IRA. The Contract provides for a Fixed Annuity to begin at some future date, but no later than the Maturity Date.

You must complete an application and submit it to us. We will review your application form for compliance with our issue criteria, and if it is accepted, we will issue the Contract to you. We currently require each Owner and Annuitant to be 90 years old or less at the time the Contract is issued.
Ownership, Annuitants, and Beneficiaries
Owner
You, as the Owner, have all the rights under the Contract, both before and after the Annuity Commencement Date. The Owner is designated on the Contract Date. You may change the Owner at any time, but the new Owner must meet our issue requirements in effect on the date we receive your Written Request to change the Owner. If the Owner, who is not also the Annuitant, dies on or after the Annuity Commencement Date, the beneficiary will become the new Owner.
Qualified Contracts can only have one Owner. Non-Qualified Contracts can be owned by up to two natural Owners. If a contract has Joint Owners, the Joint Owners have equal ownership rights and both must authorize any exercising of those ownership rights unless otherwise permitted by us.
Annuitant
The Annuitant is the natural person(s) upon whose life Annuity Payment benefits will be determined under the Contract. The Annuitant’s life may also be used to determine the value of death benefits and to determine the Maturity Date. You can change the Annuitant on an individually owned Non-Qualified Contract at any time before the Annuity Commencement Date, but you cannot change the Annuitant if the Owner is not a natural person, such as a trust, corporation or similar entity. If the Annuitant is not the Owner and dies prior to the Annuity Commencement Date, the Owner may name a new Annuitant if the Owner is a natural person. If a new Annuitant is not named, the youngest Owner will become the Annuitant. If the Owner is not a natural person and the Annuitant dies prior to the Annuity Commencement Date, the death will be treated as the death of the Owner, as further described in the section of this Prospectus entitled Death Benefits.
You may name a joint Annuitant, whose life, together with the Annuitant’s, Annuity Payment benefits will be determined under the Contract.
Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it. For more information, please see the section of this Prospectus entitled Death Benefits. You should consult your financial professional for assistance in designating and changing Owners and Annuitants.
Beneficiary
The person, persons or entity designated by you to receive any death benefit proceeds payable on the death of any Owner prior to the Annuity Commencement Date; or to receive any remaining Annuity Payments payable on the death of the Annuitant after the Annuity Commencement Date. The beneficiary will be the first person on the following list who is alive on the date of death: a surviving Owner (if any), the primary (class 1) beneficiary, the secondary (class 2) beneficiary or, if none of the above is alive, your estate.
If the Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

Minimum Contract Value Requirements
The minimum Purchase Payment amount required to establish this Contract is $25,000. If any withdrawal from the Contract reduces the Contract Value below $2,000, we will treat the transaction as a complete surrender of the Contract and send you the proceeds.
1035 Exchanges or Replacements
If you are considering the purchase of this Contract with the proceeds of another annuity or life insurance contract, also referred to as a “Section 1035 Exchange” or “Replacement”, it may or may not be advantageous to replace your existing contract with this Contract. You should compare both contracts carefully. You may have to pay surrender charges on your old contract and there is a surrender charge for this Contract. In addition, the charges for this Contract may be higher (or lower) and the benefits or investment options may be different from your old contract. You should not exchange another contract for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest. For additional information regarding the tax impact in Section 1035 Exchanges, see Federal Tax Status — Section 1035 Exchanges.
Purchase Payment Allocation Options
Your Purchase Payment may be allocated to any Indexed Account or a Guaranteed Interest Account we make available at Contract issue. There is no minimum amount which must be allocated to any of the allocation options.
Transfers
Transfers from one account option to another are only permitted at the end of an account’s Crediting Period, unless you are exercising a Performance Lock for an Indexed Account, which permits a transfer of the Account Value from an Indexed Account to the Fixed Account. At the end of an account’s Crediting Period, you can transfer to any account option we offer at the time of the transfer, provided that (1) you either do not already have funds in the destination account option, or (2) the destination account option is beginning a new Crediting Period. We do not permit transfers to account options that you already have funds in if a Crediting Period is in progress.
All transfers will be made effective as of the Contract Anniversary that coincides with the end of the Crediting Period of the source account. Any Index Credits applied to the source account will be credited on the Contract Anniversary and then reflected in the proceeds transferred into the receiving account option.
You may submit transfer requests by a Written Request to us or by any other means made available by us, including by telephone or online accounts. Transfer requests must be received by us no later than one business day prior to the end of the Crediting Period of the source account. Unless stated otherwise, the same conditions and procedures that apply to Written Requests apply to telephone requests including any faxed requests. We have procedures designed to provide reasonable assurance that telephone or faxed authorizations are genuine. We require Owners or persons authorized by them to provide identifying information to us, we record telephone instruction conversations and we provide you with written confirmations of your telephone or faxed transactions.
During periods of marked economic or market changes, you may experience difficulty making a telephone request due to the volume of telephone calls. If that occurs, you should consider submitting a Written Request while continuing to attempt your transaction request.

Indexed Account options with six-year Crediting Period are only available for allocation at contract issue and are not available as an investment option you can transfer to after contract issuance.
We reserve the right to make the Fixed Account unavailable as an allocation option upon prior written notice to you. If we do make the Fixed Account unavailable for allocations, any subsequent events described in the Contract, or any rider or endorsement to the Contract, (e.g., a Performance Lock) will continue to operate as described in the Contract. Any funds allocated to the Fixed Account pursuant to such provisions, will remain in the Fixed Account until the next Contract Anniversary when funds will be reallocated to the Default Account unless a different Indexed Account option is selected by you.
We do not impose limits on the dollar amount of transfers between account options. There are no charges for transfers between account options.
The General Account
All obligations arising under this Contract and any accompanying riders or endorsements, including the payment of Index Credits and/or optional death benefit amounts, are obligations of Minnesota Life Insurance Company and backed by our General Account. We have the sole discretion in determining how the assets in our General Account are invested, subject to any limitations imposed by state law on the investments of insurance companies. We issue other types of annuity and insurance contracts whose obligations may also be satisfied by the assets of our General Account. Our General Account is not insulated or otherwise segregated from the claims of our creditors. The payment of any amount from our General Account is subject to our financial strength and claims-paying ability.
The reserves we specifically maintain for supporting our obligations for the Indexed Account portions of the Contract are maintained within a non-unitized separate account established by us under the laws of the State of Minnesota. The assets maintained in the separate account are not chargeable with liabilities arising out of any other business we may conduct.
You do not share in our investment gains or losses or have any ownership interest in the assets we hold within our General Account or the separate account.
Minnesota Life reserves the right to defer payment of amounts withdrawn from for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, Minnesota Life will pay interest on the amount deferred at a rate not less than the minimum guaranteed interest rate as stated in your contract).
Assignment
If the Contract is sold in connection with a tax-qualified program (including individual retirement annuities), then:
●
your interest may not be assigned, sold, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, and
●
to the maximum extent permitted by law, benefits payable under the contract shall be exempt from the claims of creditors.
If the Contract is not issued in connection with a tax-qualified program, any person’s interest in the contract may be assigned. You should discuss the tax consequences with your tax advisor.

We will not be bound by any assignment until we have recorded your Written Request for assignment and it has been accepted by us. We reserve the right to refuse any assignment of this Contract in connection with our compliance with applicable laws or regulations, including our reliance on Rule 12h-7 under the Securities Act of 1934, or any successor regulations. We are not responsible for the validity of any assignment. An assignment will not apply to any payment or action made by us before it was recorded and accepted by us. Any payments to an assignee will be paid in a single sum. Any claim made by an assignee will be subject to proof of the assignee’s interest and the extent of the assignment.
Deferment of Payment
We will generally make all payments (including withdrawals, surrenders, Annuity Payments, and death benefits) and transfers within seven days after the date the transaction request is received by us in good order. We may postpone payments for a period of up to six months when permitted, or when necessary, approved by the insurance regulatory authority in the issue state of the Contract.
Confirmation Statements and Reports
You will receive confirmation statements for any transfer, withdrawal, surrender, or payment of any death benefit. Quarterly statements will be made available to you with certain contract information. However, we may not deliver a quarterly statement if you do not have any transactions during that quarter. Statements will reflect transactional activity that took place during the statement period. Statements will also reflect the value of any Interim Value Adjustments and the amount of any interest and Index Credits applied to your account options during the statement period.
Material Contract Variations by State
State	Rider or Feature	Availability or Variation
Connecticut	Accelerated Death Benefit Option	There is no one year waiting period required in Connecticut for purposes of determining benefit eligibility.
Florida	Accelerated Death Benefit Option	There is no elimination period for terminal illness required in Florida for purposes of determining benefit eligibility.
Illinois	Accelerated Death Benefit Option	In Illinois, this optional benefit is called Roll-up Death Benefit with Enhanced Surrender Value.
Kansas	Accelerated Death Benefit Option	There is no one year waiting period required in Kansas for purposes of determining benefit eligibility. Terminal illness is defined as a diagnosis expected to result in death within 24 months.
Massachusetts	Accelerated Death Benefit	The Accelerated Death Benefit Option is not available in Massachusetts
Montana	Annuitization Rates	The Contract is issued on a unisex basis and all annuitization rates will be calculated on a unisex basis.
New Jersey	Accelerated Death Benefit Option
There is no one year waiting period required in New Jersey for purposes of determining benefit eligibility. In New Jersey, the maximum increase value is limited to 200% of Purchase Payments adjusted dollar-for-dollar by withdrawals.

North Carolina	Accelerated Death Benefit Option	The Waiting Period is 30 days in North Carolina.
Ohio	Accelerated Death Benefit Option	There is no one year waiting period and no elimination period required in Ohio for purposes of determining benefit eligibility.
Pennsylvania	Accelerated Death Benefit Option	There is no one year waiting period required in Pennsylvania for purposes of determining benefit eligibility.

State	Rider or Feature	Availability or Variation
Texas	Accelerated Death Benefit Option
In Texas, this Accelerated Death Benefit Option is called Roll-up Death
Benefit with Enhanced Surrender Value. There is no one year waiting period or elimination period for determining benefit eligibility as a result of a Terminal Illness.

Virginia	Accelerated Death Benefit Option	In Virginia, the Accelerated Death Benefit Option is called the Roll-up Death Benefit with Enhanced Surrender Value
Washington	Accelerated Death Benefit Option	The Accelerated Death Benefit Option is not available in Washington.
Changes to the Contract
We reserve the right to substitute the Index in any Indexed Account, including the Default Account, with a comparable Index in the event of discontinuation of the Index, unavailability of Index values, substantial change in the calculation of the Index, loss of our license or permission to use the Index, inability to hedge risks associated with the Index, or similar conditions approved by the Interstate Insurance Product Regulation Commission or applicable state insurance regulatory authority. The substitute Index is subject to approval by the Interstate Insurance Product Regulation Commission or applicable state insurance regulatory authority. Before a substitute Index is used, we will notify you and any assignee of the substitution.
We reserve the right to add or remove account options from the Contract at the end of their Crediting Period. If we add or remove account options, we will notify you at least 30 days in advance of the effective date in writing.
We reserve the right to not offer certain contract endorsements or riders in the future.
Annuitization Benefits and Options
Annuity Payments
When you elect Annuity Payments to commence, or annuitize, you elect to convert your Contract Value into a stream of Fixed Annuity payments. This is sometimes referred to as the “payout” phase of your Contract. You may annuitize your entire Contract or a portion of your Contract. In the event you annuitize only a portion of your Contract, your Contract Value will be reduced by the amount you annuitize. If you choose a partial annuitization in a Non-Qualified Contract with a life contingent option or a period certain of 10 years or more, the cost basis in the Contract for purposes of determining taxable gain will be allocated pro rata between each portion of the Contract. Partial annuitization is treated as a withdrawal for purposes of benefits provided under optional death benefit riders. You may wish to consult with your tax advisor in the event you choose a partial annuitization with an option that is not a life contingent option or period certain of less than 10 years as the tax treatment under the Code is unclear. You also need to elect an annuity option, which is described below. Annuity Payments will be made to you, unless you designate another payee acceptable to us, and you will receive tax reporting on those payments. Any Contract value that is annuitized will be allocated to our General Account and no longer invested in any of the available investment options under the Contract. You are unable to transfer annuitized amounts to any other investment options.
When your contract is annuitized, any death benefit riders are terminated and you are no longer eligible for any death benefit(s) if elected under the Contract. However, your beneficiaries may be entitled to any remaining Annuity Payments, depending on the annuity option used. You should refer to the section of the Prospectus describing the specific optional benefit you have elected and the Annuity Options section below for additional information.

Annuitization may provide different tax treatment for payments than the tax treatment of surrenders from your Contract. You should consult with your tax advisor, your financial representative and consider requesting an annuitization illustration before you decide.
Electing the Retirement Date and Annuity Option
You may elect to begin Annuity Payments immediately or at a future date you specify. If you do not elect to begin Annuity Payments, Annuity Payments will begin on the Annuity Commencement Date. You may request a change in the Annuity Commencement Date at any time before the Maturity Date. You must notify us in writing at least 30 days before Annuity Payments are to begin. Under the Contract, if you do not make an election for an Annuity Commencement Date, Annuity Payments will begin automatically on the Maturity Date. The Maturity Date is the first of the month on or after the 100th birthday of the oldest Annuitant, unless limited by your state.
The Contract permits an Annuity Payment to begin on the first day of any month. The minimum first Annuity Payment must be at least $50 for the payment frequency elected. If the first Annuity Payment would be less than our rules then in effect, we may fulfill our obligation by paying in a single sum the surrender value of the Contract. Alternatively, we may change the payment frequency to meet our minimum payment requirements. We currently require each Annuity Payment to be at least $50, which we may change in our sole discretion.
Annuity Options
The Contract provides for three annuity options. Any one of them may be elected if permitted by law. We may make other annuity options available on request.
If you fail to elect an annuity option a Fixed Annuity will be provided and the annuity option will be Option 2A, a life annuity with a period certain of 120 months, unless a shorter period certain is needed to meet IRS requirements.
Option 1 — Single Life Annuity This is an Annuity Payment option which is payable monthly during the lifetime of the Annuitant and it terminates with the last scheduled payment preceding the death of the Annuitant. This option offers the maximum monthly payment (of those options which involve a life contingency) since there is no guarantee of a minimum number of payments or provision for a death benefit for beneficiaries. It would be possible under this option for you to receive only one Annuity Payment if the Annuitant died prior to the due date of the second Annuity Payment, two if the Annuitant died before the due date of the third Annuity Payment, etc. Once this Annuity Payment option is elected, no further withdrawals of Contract Value are permitted
Option 2 — Single Life Annuity with a Period Certain of 120 Months (Option 2A), 180 Months (Option 2B), or 240 Months (Option 2C) This is an Annuity Payment option which is payable monthly during the lifetime of the Annuitant, with the guarantee that if the Annuitant dies before payments have been made for the period certain elected, payments will continue to the beneficiary during the remainder of the period certain. If the beneficiary so elects at any time during the remainder of the period certain, the present value of the remaining guaranteed number of payments, based on the then current dollar amount of one such payment and using the same interest rate which served as a basis for the annuity, shall be paid in a single sum to the beneficiary.
Option 3 — Joint and Last Survivor Annuity This is an Annuity Payment option which is payable monthly during the joint lifetime of the Annuitant and a designated joint Annuitant and continuing thereafter during the remaining lifetime of the survivor. Under this option there is no guarantee of a minimum number of payments or continuation of payments to beneficiaries. It would be possible under this option for you to receive only one Annuity Payment if the Annuitants both died prior to the due date of the second Annuity Payment, two if they died before the due date of the third Annuity Payment, etc. Once this Annuity Payment option is elected, no further withdrawals of Contract Value are permitted.
Benefits
The following table provides information regarding the benefits available with your contract. The table details: (1) the name of the benefit; (2) its purpose; (3) whether the benefit is standard or optional; (4) the maximum fee associated with the benefit, if applicable; and (5) a brief description of any restrictions or limitations associated with the benefit.
Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Standard Death Benefit	Provides a death benefit equal to the Contract Value to your designated beneficiaries should you die prior to Annuity Payments beginning	Standard	N/A	None

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Accelerated Death Benefit Rider
Provides for a
death benefit equal
to the greater of the
Contract Value,
Guaranteed
Minimum
Surrender Value or
the Roll-up Value
(not to exceed the
Maximum Roll-up
Value).This rider
also permits the
death benefit value
to be accelerated in
the event of a
Chronic or
Terminal Illness.
		Optional	0.75% for ages 70 and younger and 1.15% for ages 71-75 at issue (as a percentage of the Accelerated Death Benefit Rider value)
May not be elected
with the Return of
Purchase Payments
optional
benefit.May not be
elected if at the
time of issue if the
owner (or
annuitant for
non-natural
owners) is unable
to perform all of
the Activities of
Daily Living or are
confined to a
nursing home or
skilled nursing
facility.
Withdrawals taken
in excess of any
Required
Minimum
Distribution, as
calculated by us for
a qualified
contract, will
reduce the Roll Up
Value on a Pro-rata
Basis at the time of
the withdrawal.
This method of
calculating
reductions could
reduce the
relevant rider
benefit values
significantly and
by substantially
more than the
actual amount of
the withdrawal.

Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/Limitations
Return of Purchase Payments Death Benefit
Provides for a
death benefit equal
to the sum of
Purchase Payments
adjusted on a
Pro-rata Basis for
any amounts
previously
withdrawn. If the
ROPP DB is
greater than the
Contract Value, the
difference will be
paid as an
additional benefit.
		Optional	0.15% for ages 70 and under at issue and 0.40% for ages 71-80 at issue (as a percentage of the Return of Purchase Payments Death Benefit)
May not be elected
with the
Accelerated Death
Benefit Rider
optional
benefit.Withdrawals
will reduce the
sum of Purchase
Payments on a
Pro-rata Basis at
the time of the
Withdrawal. This
method of
calculating
reductions could
reduce the
relevant rider
benefit values
significantly and
by substantially
more than the
actual amount of
the withdrawal.

Death Benefits
Before Annuity Payments Begin
If you die before Annuity Payments begin, we will pay the death benefit to the beneficiary. If the Owner of this Contract is other than a natural person, such as a trust or other similar entity, we will pay the death benefit to the beneficiary on the death of any Annuitant. The death benefit will be paid in a single sum to the beneficiary designated unless another form of settlement has been requested and agreed to by us.
The value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death and any related information necessary. The value of the death benefit, including any amounts due in excess of the Contract Value, will be directed into the Fixed Account. The death benefit will be equal to the greater of:
(a)
the Contract Value; or
(b)
the total GMSV for the Guaranteed Interest Accounts plus the Account Values of the Indexed Accounts; or
(c)
if you purchased an optional death benefit when your contract was issued, the value due under the selected optional death benefit rider. (See the section of this Prospectus entitled Optional Death Benefit Riders for details of this calculation.)
We reserve the right to limit the death benefit to that of the Contract in lieu of any other enhanced death benefit value payable if we receive proof of death more than one year after the date of death.

Surviving Spouse Option
If the entire death benefit is payable to the sole designated beneficiary who is also the surviving spouse, that spouse shall be treated as the Owner for purposes of: (1) when payments must begin, and (2) the time of distribution in the event of that spouse’s death. In addition, if a surviving spouse elects to assume his or her deceased spouse’s contract, there may be an adjustment to the Contract Value in the form of a death benefit.
Beneficiary other than the Surviving Spouse
If the designated beneficiary is a person other than the Owner’s spouse, that beneficiary may: (1) elect an annuity option measured by a period not longer than that beneficiary’s life expectancy only so long as Annuity Payments begin no later than one year after the death, or (2) take the entire value in the Contract within five years after death of the Owner. If there is no designated beneficiary, then the entire value in the Contract must be distributed within five years after death of the Owner.
Alternatively, and if permitted by the IRS, a beneficiary may elect to receive a systematic distribution over a period not exceeding the beneficiary’s life expectancy using a method that would be acceptable for purposes of calculating the minimum distribution required under section 401(a)(9) of the Code.
For Qualified contracts, not all beneficiaries are eligible to take payments over the beneficiary’s life expectancy. See the Tax Qualified Programs section of the Prospectus for a more detailed discussion of the applicable tax code and regulations.
Payment to the designated beneficiary, other than in a lump sum, may only be elected by the designated beneficiary during the sixty (60) day period following the date we receive due proof of death.
Below is an overview of some of the more common scenarios and who would receive the death benefit (if any) under the Contract terms. If you elect an optional death benefit rider, the scenarios below may apply differently or not be applicable. Please refer to the section of this Prospectus entitled Optional Death Benefit Riders for details.

If death occurs before Annuity Payments begin:
If:	Then:
The Owner dies; and ●there is a surviving Joint Owner; and ●the Annuitant is either living or deceased.	The Joint Owner receives the death benefit
The Owner dies; and ●there is no Joint Owner; and ●the Annuitant is either living or deceased.	The designated beneficiary receives the death benefit
The Owner dies; and ●there is no Joint Owner and ●there is no designated beneficiary (or all of the beneficiaries pre-decease the Owner); and ●the Annuitant is either living or deceased	Owner’s estate receives the death benefit
The Annuitant dies; and ●Owner is living	The Owner may name a new Annuitant
The Annuitant dies; and ●the Owner is not a natural person, such as a trust	The designated beneficiary receives the death benefit
The Annuitant dies; and ●the Owner is not a natural person, such as a trust; and ●there is no designated beneficiary (or all of the beneficiaries pre-decease the Annuitant)	The Owner receives the death benefit
Optional Death Benefit Riders
At the time you purchase your contract, you may elect optional death benefits. You must be 75 years old or less in order to elect Accelerated Death Benefit rider. You must be 80 years old or less in order to elect ROPP. Once you elect an optional death benefit rider, you may not cancel it. There is a particular charge associated with each optional death benefit. See Optional Rider Charges for more information. Each optional contract feature may or may not be beneficial to you depending upon your circumstances. You should consult your tax advisor and your financial professional before you elect any optional features. These optional death benefits are subject to state availability and we reserve the right to stop offering any option(s) at any time.
The following chart provides an overview of the optional death benefit riders and combinations of riders that may be available to you, subject to state approval.
Optional Death Benefit Riders	Optional Death Benefit Riders it may be Elected With
Accelerated Death Benefit	None
ROPP	None
Accelerated Death Benefit Option
The Accelerated Death Benefit Rider option provides for a guaranteed minimum amount upon death. It also provides for the acceleration of the death benefit available if the Owner (or Annuitant for contracts owned by non-natural entities) experiences a Chronic Illness or Terminal Illness.
The amount of the available death benefit will be equal to the greater of:
●
The Contract Value; or

●
The Guaranteed Minimum Surrender Value; or
●
The Roll-up Value, not exceed the Maximum Roll-up Value.
The value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death the Annuity Service Center. Any Account Values in an Indexed Account, and any death benefit amounts due in excess of the Contract Value, will be directed into the Fixed Account and remain there until the death benefit is paid.
Roll-up Value
The Roll-up Value is equal to the Purchase Payment, accumulated daily with compound interest at the Roll-up Rate, and adjusted for withdrawals. The Roll-up Value will no longer increase after the earlier of:
(a) the date we receive due proof of death and this rider is not continued by a surviving spouse; or
(b) the date the Acceleration Period begins; or
(c) the Last Roll-up Date.
Any withdrawal taken to satisfy the IRS required minimum distribution for this contract, as calculated by us, will reduce the Roll-up Value by the dollar amount of the withdrawal (“dollar-for-dollar”). We reserve the right to modify or eliminate the amount available for the dollar-for-dollar withdrawal treatment under required minimum distribution if there is any change to the Internal Revenue Code or regulations regarding required minimum distribution, including guidance issued by the IRS. We will provide you 30 days written notice of any modifications or termination of this provision.
For any withdrawal in excess of the required minimum distribution amount available for dollar-for-dollar withdrawal treatment, the excess portion will reduce the Roll-up Value on a “pro-rata basis”. This means that the Roll-up Value will be reduced by an amount equal to (a) multiplied by (b) divided by (c) where:
(a) is the Roll-up Value immediately prior to the excess withdrawal;
(b) is the excess amount withdrawn, including any applicable charges; and
(c) is the Contract Value immediately prior to the excess withdrawal.
If the Contract Value declines due to poor investment performance, this will increase the effect of pro-rata adjustments to the Roll-up Value.
During the Acceleration Period, the Roll-up Value no longer applies in the calculation of the death benefit.
We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit death benefit value payable if we receive proof of death more than one year after the date of death. This may result in your beneficiary receiving a death benefit that is less than what the beneficiary may have otherwise been entitled to. In addition, you may have paid for a death benefit that may not ultimately be received in this circumstance.
Termination
Prior to the Acceleration Period, this rider will automatically terminate at the earliest of:
(a) the date we receive due proof of death of either Owner (or either Annuitant in the case of an Owner who is not a natural person) and the surviving spouse, if any, does not elect to continue this rider; or

(b) the date we receive due proof of death of the surviving spouse, if any, who elected to continue this rider upon death of the first Owner (or first Annuitant in the case of an Owner who is not a natural person); or
(c) termination or surrender of the Contract; or
(d) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or
(e) the date of an ownership change or assignment under the Contract unless:
●
the new Owner assumes full ownership of the contract and is essentially the same person (this includes but is not limited to the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or
●
the assignment is for the purposes of effectuating a 1035 exchange of the Contract.
During the Acceleration Period, this rider will automatically terminate at the earliest of:
(a) the date we receive due proof of death of any remaining Owner who satisfied benefit eligibility; or
(b) the date we receive due proof of death of either Annuitant in the case of an Owner who is not a natural person; or
(c) termination or surrender of the Contract; or
(d) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or
(e) the date of an ownership change or assignment under the Contract unless:
●
the new Owner assumes full ownership of the contract and is essentially the same person (this includes but is not limited to the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or
●
the assignment is for the purposes of effectuating a 1035 exchange of the Contract.
See Appendix C for examples of how this optional death benefit works.
Return of Purchase Payments Death Benefit (ROPP DB) Option
The Return of Purchase Payments Death Benefit option provides for a death benefit equal to the sum of Purchase Payments adjusted on a Pro-rata Basis for any amounts previously withdrawn. If the Contract Value declines due to poor investment performance, this will increase the effect of pro-rata adjustments to the ROPP DB. If the ROPP DB is greater than the Contract Value, the difference will be paid as an additional death benefit.
The value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death the Annuity Service Center. Any Account Values in an Indexed Account, and any death benefit amounts due in excess of the Contract Value, will be directed into the Fixed Account and remain there until the death benefit is paid.

We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable if we receive proof of death more than one year after the date of death. This may result in your beneficiary receiving a death benefit that is less than what the beneficiary may have otherwise been entitled to. In addition, you may have paid for a death benefit that may not ultimately be received in this circumstance.
This death benefit option will terminate on the earliest of:
●
the payment of all death benefits available under the Contract or optional death benefit riders;
●
termination or surrender of the Contract;
●
the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments;
●
the Contract Value equals zero; or
●
the date of an ownership change or assignment under the Contract unless: (a) the new Owner assumes full ownership of the Contract and is essentially the same person (this includes, but is not limited to, the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or (b) the assignment is for the purposes of effectuating a 1035 exchange of the Contract.
See Appendix D for examples of how this optional death benefit works.
Purchase Payments
In order to purchase a contract, you must work with a registered representative that is appointed by us to sell the Contract. You will be required to submit an application for the purchase of the Contract along with any required forms. The broker-dealer your registered representative is associated with may also require additional forms.
Your Purchase Payment must be at least equal $25,000 and must be in U.S. dollars. The maximum Purchase Payment we will accept without our prior consent is $2,000,000.
This Contract is a single premium annuity. We do not accept additional Purchase Payments after your initial premium is applied and your contract is issued.
We may reduce the initial Purchase Payment requirement if you purchase this Contract through a 1035 exchange or qualified retirement plan direct transfer from a contract issued by another carrier and at the time of application the value of the other contract(s) meets or exceeds the applicable minimum initial Purchase Payment for this Contract, but prior to receipt by us of the proceeds from the other contract(s), the value drops below the minimum initial Purchase Payment requirement due to market conditions.
If you are funding your Purchase Payment through several sources, for example through separate 1035 exchange transactions, you may instruct us to hold you application as incomplete until the earlier of (1) all of your funds have been received, or (2) 45 calendar days has elapsed. If you do instruct us to hold funds until all payment sources have been received, we will take the below steps:
●
we will hold the funds in a non-interest bearing account and your contract will not be issued until the funds have been received; however,
●
If we do not receive your funds within the 45 calendar days, we will return any funds received up until that date and cancel your application.

As part of your application, you must complete an Allocation Form providing instruction on what account options you wish to allocate your purchase payment. If you do not provide us with allocation instructions, we will not process your application.
We will issue your contract and apply your Purchase Payment as of the business day when all application requirements are met and we have received your full Purchase Payment, or the next business day following.
Any portion of your Purchase Payment that you allocate to a Guaranteed Interest Account will begin accruing interest as of the Contract Date. Any portion of your Purchase Payment allocated to an Indexed Account will be applied to the Indexed Account as of the Contract Date and will be used to determine the initial Crediting Base for the Indexed Account. The Crediting Period for any Indexed Account you allocated any portion of your Purchase Payment to will then commence as of the Contract Date.
We reserve the right to refuse your Purchase Payment if appropriate under our policies related to anti-money laundering or stranger owned contracts.
Principal Underwriter
Securian Financial Services, Inc. (“Securian Financial”), an affiliate of Minnesota Life that has the same principal business address, is the principal underwriter of the Contract. Minnesota Life and Securian Financial enter into agreements with third-party broker-dealers who are then authorized to sell the Contracts. Authorized broker-dealers sell the Contracts through their registered representatives, each of whom is also an insurance agent appointed by Minnesota Life.
Withdrawals and Surrender
Prior to the date Annuity Payments begin you may make partial withdrawals from your Contract in amounts of at least $250. We will waive the minimum withdrawal amount on withdrawals where a systematic withdrawal program is in place and the smaller amount satisfies the minimum distribution requirements of the Code.
To request a withdrawal or surrender (including 1035 exchanges) you may submit to our Annuity Service Center a fully completed and signed surrender or withdrawal form authorized by Minnesota Life. Additionally, you may also request certain partial withdrawals by telephone. Contact the Annuity Service Center for details.
Unless stated otherwise, the same conditions and procedures that apply to Written Requests apply to telephone requests including any faxed requests. We require Owners or persons authorized by them to provide identifying information to us, we record telephone instruction conversations and we provide you with written confirmations of your telephone or faxed transactions. Minnesota Life will not be liable for any loss, expense, or cost arising out of any requests that we reasonably believe to be authentic.
During periods of marked economic or market changes, you may experience difficulty making a telephone request due to the volume of telephone calls. If that occurs, you should consider submitting a Written Request while continuing to attempt your transaction request. We also reserve the right to suspend or limit telephone transactions.
Withdrawal values will be determined as of the Valuation Date on or next following the date we receive your written withdrawal request at the Annuity Service Center. Unless you tell us otherwise, withdrawals (including systematic withdrawals) will be made from the Guaranteed Interest Accounts and each Indexed Account on a proportionate basis.

Effects of a Withdrawal
Your Contract Value will be reduced by the amount of your withdrawal and any applicable surrender charge. Any portion of your withdrawal that is from an Indexed Account will be subject to an Interim Value Adjustment and will reduce your Crediting Base in the same proportion that the withdrawal reduces your Contract Value. Any withdrawal amount from a Guaranteed Interest Account will reduce the value of the Guaranteed Interest Account on a dollar-for-dollar basis. Please see the section of this Prospectus entitled Indexed Account Investment Options for more details on a withdrawal’s impact to the Crediting Base.
If you purchase an optional death benefit, the value of the death benefit provided will be impacted on a pro-rata basis by any withdrawals from your Contract Value. Please see the section of this Prospectus entitled Optional Death Benefit Riders for additional information.
A withdrawal amount that is less than the remaining free withdrawal amount will not incur a surrender charge, but will still be affected by the Interim Value Adjustment and result in a reduction of the Crediting Base proportionate to the reduction of the Account Value of an Indexed Account.
If a withdrawal leaves you with a Contract Value of less than $2,000, we may elect to treat your withdrawal as a full surrender of your contract and send you your contract’s surrender value, as calculated below.
Surrenders
Before Annuity Payments begin, you may surrender the Contract for its surrender value. You will receive the surrender value in a single lump sum. The surrender value of your contract is the Contract Value computed as of the Valuation Date or next following your surrender request is received (the Contract Value being inclusive of any Interim Value Adjustment), reduced by any applicable surrender charge and any pro-rated optional rider charges. The surrender value available from the Fixed Account cannot be less than the GMSV for that account. If the Contract Value of the Fixed Account, reduced by any applicable deferred sales charge for the Indexed Account, is less than the GMSV, an adjustment will be made to the contract upon surrender such that the surrender value from the Fixed Account is greater than or equal to the GMSV. If you surrender the Contract prior to the end of a Crediting Period for one or more Indexed Accounts, you will not be eligible to receive any Index Credits that you may have otherwise received had you held the Contract until the end of any applicable Crediting Period(s).
In lieu of a lump sum payment, you may elect an annuity. In most cases, once Annuity Payments begin, you cannot surrender the annuity benefits and receive a single sum instead. Please see the section of this Prospectus entitled Electing the Retirement Date and Annuity Option for more information.
Withdrawals or a surrender of the Contract may result in tax consequences. Please see the section of this Prospectus entitled Federal Tax Status for additional information.
Right of Cancellation or “Free Look”
You should read your contract carefully as soon as you receive it. You may cancel your contract within twenty days after its delivery, for any reason, by giving us written notice at: Annuity Services P.O. Box 64628 St. Paul, MN 55164-0628. If you cancel and return your contract during the “free look period”, we will refund to you the amount of your Purchase Payment, or such other amount as required by your state. Payment of the requested refund will be made to you within ten days after we receive notice of cancellation.

If your contract is a replacement contract, you have a period of 30 days to review your contract. In some states, the free look period may be longer. See your contract for complete details regarding your right to cancel.
Federal Tax Status
Introduction
Our tax discussion in this Prospectus is general in nature and is not intended as tax advice. You should consult a competent tax advisor. We make no attempt to consider any applicable state or other tax laws. In addition, this discussion is based on our understanding of federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service (“IRS”). The Contract may be purchased on a non-tax qualified basis or purchased and used in connection with certain retirement arrangements entitled to special income tax treatment under 408(b) or 408A of the Code (“Tax Qualified Accounts”). The ultimate effect of federal income taxes on the amounts held under a contract, on Annuity Payments, and on the economic benefit to the Owner or the beneficiary(ies) may depend on the tax status of the individual concerned.
Treatment of Contract Gains
There are specific rules for the taxation of annuity products. In many cases, these rules differ from tax rules which apply to other types of investments. For example, as an illustration of points more fully discussed below, a gain recognized upon a withdrawal from an annuity contract may be taxed differently than the gain on the sale of other types of investments, such as corporate stock, bonds or mutual funds. The gain in an annuity contract, represented by the difference between the cash value and the sum of the Purchase Payments paid into the contract, is taxed as ordinary income. By contrast, the sale of shares of corporate stock, bonds or mutual funds would be taxed as capital gains based upon the difference between the sale price and the purchase price. Depending upon how long the corporate stock, bonds or mutual funds were held, the Owner may be entitled to reduced tax rates applicable to long term capital gains.
For this Contract, increases in Contract Values resulting from interest, Interim Value Adjustments, or Index Credits are not taxed at the time they are applied to the calculation of the Contract Value, but instead the taxation of such gains is deferred until there is a withdrawal, contract surrender, or Annuity Payments begin, at which time they are taxed as ordinary income (as described above). This favorable treatment allows the value of the Contract to remain undiminished and allows the Owner to determine the timing of the receipt of taxable income. Note, however, that annuity contracts held in Tax Qualified Accounts do not provide any additional tax deferral benefit. A Tax Qualified Account independently provides a tax deferral benefit for gains on all assets held in such an account. By contrast, the Owner of a corporate stock, bond or mutual fund held on a non-tax qualified basis who receives dividends or interest, whether in cash or as automatic reinvestments, must report such income as taxable on an annual basis. In some cases, the receipt of dividends from corporate stocks and mutual funds may enjoy favorable tax rates.
This Prospectus makes no representation as to the tax rules which apply to those other types of investments and the discussion which follows makes no comparison of the described insurance products to such other investments. For a complete discussion of matters relating to taxation and the tax impact on your investments or for a comparison of taxation differences between investment products and types, please see your tax advisor.

Taxation of Minnesota Life
We are taxed as a “life insurance company” under the Code.
Taxation of Annuity Contracts in General
Section 72 of the Code governs the taxation of nonqualified annuities in general and some aspects of qualified programs. No taxes are generally imposed on increases in the value of a contract until distribution occurs, either in the form of a payment in a single sum or as Annuity Payments under the annuity option elected. As a general rule, annuity contracts held by an entity (such as a corporation or trust) that is not a natural person are not treated as annuity contracts for federal income tax purposes other than for purposes of the taxation of life insurance companies. The investment income on such contracts is taxed as ordinary income that is received or accrued by the Owner of the contract during the taxable year. There are exceptions to this general rule for Qualified Contracts described in Sections 401(a), 408 or 408A of the Code and for trusts and other entities that hold an annuity contract as an agent for a natural person.
There is also an exception to this general rule for immediate annuity contracts. An immediate annuity contract for these purposes is an annuity: (i) purchased with a single premium or annuity consideration, (ii) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (iii) which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity contracts should consult with a tax advisor.
If you do not annuitize your Non-Qualified Contract on or before the Maturity Date, it is possible that the IRS could challenge the status of your contract as an annuity contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the Contract or the entire increase in the Contract Value would be taxable in the year you reach the Maturity Date. In either situation, you could realize taxable income even if the Contract proceeds are not distributed to you at that time. Accordingly, before purchasing a contract, you should consult your tax advisor with respect to these issues.
Taxation of Partial and Full Withdrawals
For payments made in the event of a full surrender of an annuity that is not part of a qualified program, the taxable portion of the amount you receive is generally the amount in excess of the “investment in the contract” (i.e., your Purchase Payment less any amounts previously received from the contract which were not included in income). Amounts withdrawn upon a partial withdrawal from an annuity contract that is not part of a qualified program are treated first as taxable income to the extent of the excess of the Contract Value over the investment in the contract. All taxable amounts received under an annuity contract are subject to tax at ordinary rather than capital gain tax rates.
In the case of a withdrawal under an annuity that is part of a tax-qualified retirement plan, a portion of the amount received is taxable based on the ratio of the “investment in the contract” to the individual’s balance in the retirement plan, generally the value of the annuity. The “investment in the contract” generally equals the portion of any deposits made by or on behalf of an individual under an annuity which was neither deductible when made nor excludable from the gross income of the individual. For annuities issued in connection with qualified retirement plans, the “investment in the contract” can be zero.

Section 1035 Exchanges
An annuity contract may be fully or partially exchanged for another annuity contract in a tax-free exchange under IRC §1035. Historically, the IRS challenged attempts by taxpayers to exchange part of an annuity contract for a new annuity contract (a “Partial Exchange”). IRS rulings over the last several years have allowed annuity contract holders to make Partial Exchanges under certain conditions. If this Contract is received in a Partial Exchange or is Partially Exchanged for another annuity contract, withdrawals taken from either annuity contract within 180 days from the date of the Partial Exchange may have adverse tax consequences. You should consult your tax advisor before entering into a Partial Exchange.
Taxation of Annuity Payments
The taxable portion of an Annuity Payment is generally equal to the excess of the payment over the exclusion amount. In the case of a Fixed Annuity Payment, the exclusion amount is generally determined by a formula that establishes the ratio of the investment in the contract to the expected return under the contract (determined under Treasury Department regulations). The taxable portion of an Annuity Payment is taxed at ordinary income rates. Once the total amount of the investment under the contract is excluded using this ratio, Annuity Payments will be fully taxable.
Taxation of Death Benefit Proceeds
Death benefit payments are generally taxable to the recipient. Death benefits paid upon the death of an Owner generally are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as Annuity Payments, as described above. For these purposes, the investment in the contract is not affected by the Owner’s death. That is, the investment in the contract remains the amount of any Purchase Payments paid which were not excluded from gross income.
As previously stated elsewhere in this Prospectus, the SECURE Act changed death benefit options that are available to beneficiaries of annuity contracts held in qualified plans or IRA's. Additional discussion of the changes can be found below.
Investment Income Surtax
Distributions from Non-Qualified Contracts will be considered “investment income” for purposes of the Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may apply to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly, and $125,000 for married filing separately.) Please consult your tax advisor for more information.
Penalty Tax on Premature Distributions
The Code imposes a 10% penalty tax on the taxable portion of certain distributions from annuity contracts. This additional tax does not apply where the payment is made under an immediate annuity contract, as defined above, or:
●
where the taxpayer is 59 ½ or older,
●
where payment is made on account of the taxpayer’s disability, or
●
where payment is made by reason of the death of the Owner, and
●
in certain other circumstances.

The Code also provides an exception to the penalty tax for distributions, in periodic payments, of substantially equal installments (not less frequently than annually), where they are made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and beneficiary. For tax qualified employer-sponsored retirement plans, this exception to the 10% additional tax applies only if payments begin after separation from service.
For some types of tax qualified retirement plans, other tax penalties may apply to certain distributions.
Aggregation of Contracts
For purposes of determining an Owner’s gross income, the Code provides that all nonqualified deferred annuity contracts issued by the same company (or its affiliates) to the same Owner during any calendar year shall be treated as one annuity contract. Additional rules may be promulgated under this provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.
Assignment or Pledges
Transfers, assignments and certain designations of Annuitants or payees can have tax consequences. A transfer of ownership of a contract, a pledge of any interest in a contract as security for a loan, the designation of an Annuitant or payee who is not also the Owner, or the assignment of the contract may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. If you are contemplating such a transfer, pledge, designation or assignment, you should consult a competent tax advisor about its potential tax effects.
Required Death Distributions
In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract issued after January 18, 1985 to provide that:
(a)
if an Owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner’s death; and
(b)
if an Owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the Owner’s death.
The requirements of (b) above will be considered satisfied with respect to any portion of the Owner’s interest which is payable to or for the benefit of a “designated beneficiary” who is a natural person, is distributed over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner’s death. The Owner’s “designated beneficiary”, who must be a natural person, is the person designated by the Owner as a beneficiary. If the Owner’s “designated beneficiary” is the surviving spouse of the Owner, however, the contract may be continued with the surviving spouse as the new Owner.
Non-Qualified Contracts issued after January 18, 1985 contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such contract provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Similar rules existed for qualified retirement and individual retirement annuity contracts prior to the SECURE Act becoming effective on January 1, 2020. See the “Tax Qualified Programs” discussion for an explanation of the SECURE Act changes.
Possible Changes in Taxation
Although the likelihood of there being any change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, taking effect before the date the legislation is passed). You should consult a tax advisor with respect to legislative developments and their effect on the Contract.
Tax Qualified Programs
The Contract is designed for use with several types of individual retirement plans that qualify for special tax treatment. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:
●
contributions in excess of specified limits;
●
distributions prior to age 59 ½ (subject to certain exceptions);
●
distributions that do not conform to specified minimum distribution rules; and
●
other specified circumstances.
We make no attempt to provide more than general information about the use of annuities with the various types of retirement plans. Tax deferral under annuity contracts purchased in connection with tax qualified plans arises under the specific provisions of the Code governing the tax qualified plan, so a contract should be purchased only for the features and benefits other than tax deferral that are available under an annuity contract purchased in connection with tax qualified plans, and not for the purpose of obtaining tax deferral. The rights of any person to any benefits under annuity contracts purchased in connection with these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the annuity issued in connection with such a plan. Some retirement plans are subject to transfer restrictions, distribution and other requirements that are not incorporated into our annuity administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. If you intend to purchase a contract for use with any retirement plan you should consult your legal counsel and tax advisor regarding the suitability of the contract.
Any annuity contract that is part of a tax qualified retirement plan must comply with the required minimum distribution (RMD) provisions of the Code, and the implementing regulations. A failure to comply with the RMD requirements will generally result in the imposition of an excise tax on the recipient. For years prior to 2022, the excise tax for failing to take RMD’s is equal to 50% of the amount by which the RMD exceeds the amount actually distributed. For years beginning after December 31, 2022, the tax for failing to take RMD’s is equal to 25% of the amount by which the RMD exceeds the amount actually distributed. For years that begin after December 31, 2022, certain IRA owners may further reduce the penalty for failing to take their RMD by taking corrective action after discovering the failure. You should consult your tax advisor for advice regarding your situation.

Under certain limited circumstances IRS regulations permit partial withdrawals from your tax qualified retirement plan contract after Annuity Payments have begun after the required beginning date without violating the RMD rules. We will notify any holder of a contract under a tax qualified plan who requests such a partial withdrawal of the effects of the withdrawal on the contract prior to processing the withdrawal.
To the extent the optional death benefit riders alter the timing or the amount of the payment of distributions under a Qualified Contract, the riders cannot be paid out in violation of the minimum distribution rules of the Code.
In accordance with recent changes in laws and regulations RMDs must be calculated based on the sum of the Contract Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the RMDs may be larger than if the calculation were based on the Contract Value alone. This may result in an earlier (but not before the required beginning date) distribution under the contract and an increased amount of taxable income distributed to the Owner, and a reduction of death benefits and the benefits of any optional riders.
IRA Rollovers. IRA account holders will be limited to one indirect rollover for all IRA accounts in any twelve month period. The twelve month period is measured from the date of the last indirect rollover. An indirect rollover occurs when you take a distribution in cash from your IRA with the intention of transferring it to another IRA within the 60 day period allowed under the Code. This does not affect direct rollovers where an unlimited number of transfers from one IRA trustee directly to another IRA trustee may be made in a twelve month period. You should consult your tax advisor regarding rollovers of annuity contracts held in IRA’s.
SECURE Act and SECURE 2.0 Act of 2022 Changes
RMD Rules. The SECURE Act changed the RMD rules for annuities held in qualified plans and IRA’s where Sections 401(a) and 457 apply. The changes impact the date when RMD’s must begin and limit the amount of time over which most Beneficiaries of qualified plans and IRA’s may take distributions after the death of the plan participant or IRA contract owner.
For qualified plan participants and IRA account holders who turned age 70 ½ prior to December 31, 2019, the prior rules apply, and they must begin taking distributions no later than the later of April 1 of the calendar year following the calendar year in which they: (i) reach age 70 ½, or (ii) if they are still working, the date they retire. If the plan participant, or IRA contract owner, is a “5 percent Owner” of the business (as defined in the Code), the general rule is that they may not wait until they retire from working, they must begin taking distributions by April 1 of the year following the calendar year in which they reach 70 ½.
For qualified plan participants and IRA account holders who turn age 70 ½ after December 31, 2019, the SECURE Act rules apply, and they must begin taking distributions no later than the later of April 1 of the calendar year following the calendar year in which they: (i) reach age 72, or (ii) if they are still working, the date they retire. If the plan participant, or IRA contract owner, is a “5 percent Owner” of the business (as defined in the Code), the general rule is that they may not wait until they retire from working, they must begin taking distributions by April 1 of the year following the calendar year in which they reach 72.
For qualified plan participants and IRA account holders who turn age 72 after December 31, 2022, the SECURE 2.0 Act of 2022 rules apply, and they must begin taking distributions no later than the later of April 1 of the calendar year following the calendar year in which they: (i) reach age 73, or (ii) if they are still working, the date they retire. If the plan participant, or IRA contract owner, is a “5 percent Owner”

of the business (as defined in the Code), the general rule is that they may not wait until they retire from working, they must begin taking distributions by April 1 of the year following the calendar year in which they reach 73.
Further, for qualified plan participants and IRA account holders who turn age 74 after December 31, 2032, they will need to begin taking distributions no later than the later of April 1 of the calendar year following the calendar year in which they: (i) reach age 75, or (ii) if they are still working, the date they retire. If the plan participant, or IRA contract owner, is a “5 percent Owner” of the business (as defined in the Code), the general rule is that they may not wait until they retire from working, they must begin taking distributions by April 1 of the year following the calendar year in which they reach 75.
The SECURE Act did not change the rules for distributions from Roth IRA’s, defined under Code Section 408A, where the plan participant or contract owner is not required to take distributions at any time prior to the Owner’s death.
Plan Participants and IRA contract owners should consult their tax professional prior to electing RMD distributions from their annuity contracts.
Beneficiary Distributions. The SECURE Act also limited the ability of most non-spouse beneficiaries of qualified plans or IRA contracts to defer distributions over the beneficiary’s lifetime. This SECURE Act rule applies if the IRA contract owner dies after December 31, 2019. For most designated beneficiaries, other than the Owner’s spouse, the beneficiary must take the entire value in the annuity contract within ten years after death of the Owner. There are limited exceptions to the ten-year rule for spousal beneficiaries, beneficiaries who are minors, disabled beneficiaries and certain beneficiaries that are less than ten years younger than the deceased IRA contract Owner. These limited exceptions may allow the beneficiary to extend distributions beyond the ten-year limit imposed by the SECURE Act.
If the plan participant or IRA contract owner died prior to December 31, 2019, the beneficiary may still elect to take distributions over his or her lifetime under the prior law rules.
Beneficiaries should consult with their tax professional prior to deciding how to take distributions from an inherited qualified plan or IRA.
Withholding
In general, distributions from annuity contracts are subject to federal income tax withholding unless the recipient elects not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.
The Code generally allows the rollover of most distributions to and from tax qualified retirement plans, Section 403(b) annuities, individual retirement plans and eligible deferred compensation plans of state or local governments under Section 457(b). Distributions which may not be rolled over are those which are:
●
one of a series of substantially equal annual (or more frequent) payments made:
—
over the life or life expectancy of the employee,
—
over the joint lives or joint life expectancies of the employee and the employee’s designated beneficiary, or
—
for a specified period of ten years or more,
●
a required minimum distribution,

●
a hardship distribution, or
●
the non-taxable portion of a distribution.
Any distribution eligible for rollover, which may include payment to an employee, an employee’s surviving spouse, or an ex-spouse who is an alternate payee, will be subject to mandatory federal tax withholding at a 20% rate unless the distribution is made as a direct rollover to a tax qualified plan or to an individual retirement account or annuity. It should be noted that amounts received by individuals which are eligible for rollover may still be placed in another tax qualified plan or individual retirement account or individual retirement annuity if the transaction is completed within 60 days after the distribution has been received. However a taxpayer must replace withheld amounts with other funds in order to avoid taxation on the amount previously withheld.
See Your Own Tax Advisor
The foregoing summary of the federal income tax consequences under these contracts is not exhaustive. The benefits and features of this contract, when owned by employer provided welfare benefit arrangements or other types of special purpose entities, may impact any unique tax aspects such arrangements or entities may enjoy. Special rules may apply to situations not discussed here. Should a tax qualified retirement plan lose its qualified status, employees will lose some of the tax benefits described. Statutory changes in the Code with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, tax advice may be needed by a person contemplating the purchase of a Variable Annuity contract or exercising elections under such a contract. For further information you should consult a tax advisor.
Legal Proceedings
Like other life insurance companies, we are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that, as of the date of this Prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the ability of Securian Financial Services, Inc. to perform its contractual obligations as the principal underwriter of the Contracts, or the ability of Minnesota Life to meet its obligations under the Contracts. In addition, we are, from time to time, involved as a party to various governmental and administrative proceedings.
Financial Statements
The financial statements of the Minnesota Life Insurance Company are contained in the Statement of Additional Information. The Statement of Additional Information is available, free of charge, from us upon request. To request a Statement of Additional Information, call us at 844-878-2199 or write to us at: Minnesota Life Insurance Company, 400 Robert Street North, Saint Paul, Minnesota 55101.

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Appendix A — Account Options Available Under the Contract
The following is a list of Indexed Account options currently available under the Contract. We may change the features of the Indexed Accounts listed below (including the Index and the current limits on Index gains and losses), offer new Indexed Account options, and terminate existing Indexed Account options. We will provide you with written notice before making any changes other than changes to current limits on Index gains. Information about current limits on Index gains is available at [website address].
Note: We apply a daily Interim Value Adjustment to each Indexed Account that affects the amount available to be withdrawn before the end of its Crediting Period. This may result in a significant reduction in your Contract Value that could exceed any protection from Index loss that would be in place if you held the option until the end of the Crediting Period.
See the Principal Risks of Investing in the Contract, Description of the Insurance Company and Account Options, and Contract Charges, Adjustments and Fees sections of the Prospectus for additional information about the available Indexed Account Options, Index Credit calculations, and the Interim Value Adjustment.
Type of Index	Index	Crediting Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of crediting period)	Minimum Limit on Index Gain (guaranteed for the life of the contract)
The S&P 500® Index is a market capitalization-weighted index of 500 common stocks traded on every major U.S. Stock Exchange. This index includes 500 of the top companies in leading industries of the U.S. economy. This Index does not include dividends declared by any of the companies in this Index.	S&P 500®	1 Year	Point to Point with Buffer and Cap	10% Buffer	1%
	S&P 500®	1 Year	Point to Point with Buffer and Participation Rate	10% Buffer	10%
	S&P 500®	6 Year	Point to Point with Buffer and Participation Rate	10% Buffer	50%
	S&P 500®	1 Year	Point to Point with 1% Buffer and Participation Rate	1% Buffer	100%
	S&P 500®	6 Year	Point to Point with 1% Buffer and Participation Rate	1% Buffer	100%
	S&P 500®	1 Year	Point to Point with 20% Buffer and Participation Rate	20% Buffer	10%

Type of Index	Index	Crediting Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of crediting period)	Minimum Limit on Index Gain (guaranteed for the life of the contract)
	S&P 500®	6 Year	Point to Point with 20% Buffer and Participation Rate	20% Buffer	50%
	S&P 500®	1 Year	Point to Point with Floor and Cap	0% Floor	1%
	S&P 500®	1 Year	Point to Point with Shift and Participation Rate	10% Shift	10%
The MSCI EAFE Index is designed to represent the performance of common stocks of large- and mid-capitalization companies across 21 developed markets, including countries in Europe, Australasia, and the Far East, excluding the U.S. and Canada. The Index is available for a number of regions and market segments/sizes and covers approximately 85% of the free float-adjusted market capitalization in each of the 21 countries. The Index is a price index and does not include dividends declared by any of the companies in the Index.	MSCI EAFE Index	1 Year	Point to Point with Buffer and Cap	10% Buffer	1%
	MSCI EAFE Index	1 Year	Point to Point with Buffer and Participation Rate	10% Buffer	10%
	MSCI EAFE Index	6 Year	Point to Point with Buffer and Participation Rate	10% Buffer	50%
	MSCI EAFE Index	1 Year	Point to Point with 1% Buffer and Participation Rate	1% Buffer	100%
	MSCI EAFE Index	6 Year	Point to Point with 1% Buffer and Participation Rate	1% Buffer	100%
	MSCI EAFE Index	1 Year	Point to Point with 20% Buffer and Participation Rate	20% Buffer	10%

Type of Index	Index	Crediting Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of crediting period)	Minimum Limit on Index Gain (guaranteed for the life of the contract)
	MSCI EAFE Index	6 Year	Point to Point with 20% Buffer and Participation Rate	20% Buffer	50%
The Nasdaq-100 Index® is a large-cap growth index, which includes 100 of the largest domestic and international nonfinancial companies listed on the Nasdaq Stock Market based on market capitalization. This Index does not include dividends declared by any of the companies in this Index.	Nasdaq-100	1 Year	Point to Point with Buffer and Cap	10% Buffer	1%
	Nasdaq-100®	1 Year	Point to Point with Buffer and Participation Rate	10% Buffer	10%
	Nasdaq-100®	6 Year	Point to Point with Buffer and Participation Rate	10% Buffer	50%
	Nasdaq-100®	1 Year	Point to Point with 1% Buffer and Participation Rate	1% Buffer	100%
	Nasdaq-100®	6 Year	Point to Point with 1% Buffer and Participation Rate	1% Buffer	100%
	Nasdaq-100®	1 Year	Point to Point with 20% Buffer and Participation Rate	20% Buffer	10%
	Nasdaq-100®	6 Year	Point to Point with 20% Buffer and Participation Rate	20% Buffer	50%

Type of Index	Index	Crediting Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of crediting period)	Minimum Limit on Index Gain (guaranteed for the life of the contract)
The Janus Henderson Equity
Directionality Index ER (JEDI)
seeks to conquer emotion and
harness investor sentiment by
putting into practice one of the core
tenets of investing: buy low and sell
high.  It is designed to capture mean
reversion in US equity markets, a
well-known phenomenon in
behavioral finance derived in large
part from investor psychology. The
JEDI dynamically adjusts its
exposure to the SPDR S&P 500 ETF
Trust (SPY) daily based on the
1-day and 5-day returns of the SPY.
The table below illustrates the target
allocations. When both the 1-day
and 5-day returns are positive and
exceed the return thresholds in
magnitude, the index will adjust to
have 50% exposure to SPY and
another 50% in cash. When both
1-day and 5-day returns are negative
and exceed the return thresholds in
magnitude, the index will borrow
cash and allocate 200% to SPY.
Dividends are assumed to be
reinvested. We use the Excess
Return version of the Index, which
realizes the daily return of the Total
Return Index less the Fed Funds
rate.
	JEDI	1 Year	Point to Point with 10% Buffer and Participation Rate	10% Buffer	10%
	JEDI	6 Year	Point to Point with 10% Buffer and Participation Rate	10% Buffer	50%
	JEDI	1 Year	Point to Point with 1% Buffer and Participation Rate	1% Buffer	100%
	JEDI	6 Year	Point to Point with 1% Buffer and Participation Rate	1% Buffer	100%
	JEDI	1 Year	Point to Point with 20% Buffer and Participation Rate	20% Buffer	10%

Type of Index	Index	Crediting Period	Index Crediting Methodology	Current Limit on Index Loss (if held until end of crediting period)	Minimum Limit on Index Gain (guaranteed for the life of the contract)
	JEDI	6 Year	Point to Point with 20% Buffer and Participation Rate	20% Buffer	50%
The following is a list of Guaranteed Interest Account options currently available under the Contract. We may change the features of the Guaranteed Interest Account options listed below, offer new Guaranteed Interest Account options, and terminate existing Guaranteed Interest Account options. We will provide you with written notice before doing so.
Note: We do not apply an Interim Value Adjustment to the Guaranteed Interest Accounts.
See the Principal Risks of Investing in the Contract and Description of the Insurance Company and Account Options sections of the Prospectus for additional information about the available Guaranteed Interest Accounts and risks associated with those account options.
	Guaranteed Interest Accounts
Name	Duration	Minimum Guaranteed Interest Rate
Fixed Account	1Yr	1%

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Appendix B — Types of Qualified Contracts
Individual and employer sponsored tax qualified retirement plans provide tax deferral. If you purchase an annuity contract in a tax qualified plan, the tax deferral feature of the annuity is redundant and offers you no additional advantage. You should purchase the annuity for reasons other than tax deferral when part of a tax qualified plan.
Individual Retirement Annuities
Section 408 of the Code permits eligible individuals to contribute to an Individual Retirement Annuity, (an “IRA”). Distributions from certain other types of tax qualified plans may be “rolled over” on a tax-deferred basis into an IRA. The sale of a contract for use with an IRA will be subject to special IRS mandated disclosure requirements. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the IRS or other appropriate agencies. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. A Qualified Contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. You should seek competent advice as to the suitability of the Contract for use with IRAs.
Earnings in an IRA are not taxed until distribution. IRA contributions are subject to certain limits each year and may be deductible in whole or in part depending on the individual’s income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of tax qualified plans that are “rolled over” on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed at ordinary income rates when distributed from the IRA. Distributions prior to age 59 ½ (unless certain exceptions apply) are subject to a 10% penalty tax.
A portion of the amount distributed from an IRA may be taxable based on the ratio of the “investment in the contract” to the individual’s balance in the IRA, generally the value of the IRA. The “investment in the contract” generally equals the nondeductible contributions to an IRA. The “investment in the contract” can be zero.
Roth IRAs
Section 408A of the Code permits certain eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, must be made in cash or as a rollover or conversion from another Roth IRA or a traditional IRA. A rollover from, or conversion of, a traditional IRA to a Roth IRA may be subject to tax, deferred sales charges and other special rules may apply.
Qualified distributions from a Roth IRA, as defined by the Code, generally are excluded from gross income. Qualified distributions include those distributions made more than five years after the taxable year of the first contribution to the Roth IRA, but only if : (1) the annuity Owner has reached age 59 ½; (2) the distribution is paid to a beneficiary after the Owner’s death; (3) the annuity Owner becomes disabled; or (4) the distribution will be used for a first time home purchase and does not exceed $10,000. Non-qualified distributions are includable in gross income only to the extent they exceed contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to a 10% penalty tax.
In addition, state laws may not completely follow the federal tax treatment of Roth IRAs. You should consult your tax adviser for further information regarding Roth IRAs.
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Appendix C — Examples of the Accelerated Death Benefit Rider
Below are several examples that are designed to help show how the Accelerated Death Benefit option functions. A complete description of this optional contract feature can be found in the Prospectus section Optional Death Benefits. Contract values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by positive, negative, or zero Index Credits and Interim Value Adjustments. These examples are assumed to be non-qualified contracts with all funds allocated to Indexed Accounts, therefore the GMSV is assumed to be zero and there are no RMDs. All values are rounded to the nearest dollar.

Example #1 — Single Purchase Payment of $100,000, no withdrawals, and corresponding rider values.
The table below is meant to provide a numeric example of how the Roll-Up Value and Contract Value vary relative to one another over time based on the value of Index Credits and Interim Value Adjustments that are applied.
Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Roll-Up Value	Accelerated Death Benefit
Beginning of Year 1	72	—	$100,000	—	$100,000	$100,000	$100,000
Beginning of Year 2	73	$107,000	—	—	$107,000	$106,000	$107,000
Beginning of Year 3	74	$119,000	—	—	$119,000	$112,360	$119,000
Beginning of Year 4	75	$125,000	—	—	$125,000	$119,102	$125,000
Beginning of Year 5	76	$112,000	—	—	$112,000	$126,248	$126,248
Beginning of Year 6	77	$102,000	—	—	$102,000	$133,823	$133,823
Beginning of Year 7	78	$121,000	—	—	$121,000	$141,852	$141,852
Beginning of Year 8	79	$155,000	—	—	$155,000	$150,363	$155,000
Beginning of Year 9	80	$130,000	—	—	$130,000	$159,385	$159,385
Beginning of Year 10	81	$140,000	—	—	$140,000	$168,948	$168,948
Beginning of Year 11	82	$156,000	—	—	$156,000	$179,085	$179,085
Beginning of Year 12	83	$150,000	—	—	$150,000	$189,830	$189,830
Beginning of Year 13	84	$165,000	—	—	$165,000	$201,220	$201,220
Beginning of Year 14	85	$166,000	—	—	$166,000	$213,293	$213,293
Beginning of Year 15	86	$160,000	—	—	$160,000	$213,293	$213,293
Beginning of Year 16	87	$170,000	—	—	$170,000	$213,293	$213,293
In the example above, the beginning of year 2 illustrates the impact on rider values when the Contract Value increases. The Contract Value has increased to $107,000. The Roll-Up Value is calculated as the prior Roll-Up Value, accumulated at 6% for a year ($100,000 * 1.06 ^ (365 / 365) = $106,000). The death benefit for this rider is the greater of the Contract Value and Roll-Up Value, resulting in an Accelerated Death Benefit of $107,000.
In the example above, the beginning of year 5 illustrates the impact on rider values when the Contract Value decreases. The Contract Value has decreased to $112,000. The prior Roll-Up Value is accumulated at 6% ($119,102 * 1.06 ^ (365 / 365) = $126,248). The rider death benefit is the greater of the Contract Value and Roll-Up Value, resulting in an Accelerated Death Benefit of $125,000.
In the example above, the beginning of year 14 illustrates the Contract Anniversary following the oldest Owner’s 85th birthday; the last anniversary at which the Roll-Up Value has the potential to increase.
C-1

Example #2 — Withdrawal from Contract Value.
Amounts withdrawn will result in an adjustment on a pro-rata Basis to the Roll-Up Value. The adjustment will be based on the Contract Value prior to the withdrawal.
Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Roll-Up Value	Accelerated Death Benefit
Beginning of Year 1	67	—	$100,000	—	$100,000	$100,000	$100,000
Beginning of Year 2	68	$105,000	—	—	$105,000	$106,000	$106,000
Activity 6 months later	68	$107,000	—	$5,000	$102,000	$104,033	$104,033
After the withdrawal:
Roll-Up Value = Roll-Up Value prior to the withdrawal – [Roll-Up Value prior to the withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $106,000 * (1.06 ^ (6/12)) – [$106,000 * (1.06 ^ (6/12)) * $5,000 / $107,000] = $104,033.
Accelerated Death Benefit = maximum of Contract Value and Roll-Up Value = maximum of ($102,000, $104,033) = $104,033.

Example #3 — Roll-Up Value exceeds the Maximum Roll-Up Value.
The table below is meant to provide a numeric example of how the Accelerated Death Benefit can be limited by the Maximum Roll-Up Value based on the value of Index Credits and Interim Value Adjustments that are applied to the Contract Value. The Maximum Roll-Up Value is equal to 2 times the Contract Value.
Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Contract Value after Activity	Roll-Up Value	Maximum Roll-Up Value	Accelerated Death Benefit
Beginning of Year 1	60	—	$100,000	$100,000	$100,000	$200,000	$100,000
Beginning of Year 2	61	$100,000	—	$100,000	$106,000	$200,000	$106,000
Beginning of Year 3	62	$97,000	—	$97,000	$112,360	$194,000	$112,360
Beginning of Year 4	63	$84,000	—	$84,000	$119,102	$168,000	$119,102
Beginning of Year 5	64	$94,000	—	$94,000	$126,248	$188,000	$126,248
Beginning of Year 6	65	$103,000	—	$103,000	$133,823	$206,000	$133,823
Beginning of Year 7	66	$106,000	—	$106,000	$141,852	$212,000	$141,852
Beginning of Year 8	67	$118,000	—	$118,000	$150,363	$236,000	$150,363
Beginning of Year 9	68	$122,000	—	$122,000	$159,385	$244,000	$159,385
Beginning of Year 10	69	$87,000	—	$87,000	$168,948	$174,000	$168,948
Beginning of Year 11	70	$98,000	—	$98,000	$179,085	$196,000	$179,085
Beginning of Year 12	71	$98,000	—	$98,000	$189,830	$196,000	$189,830
Beginning of Year 13	72	$95,000	—	$95,000	$201,220	$190,000	$190,000
Beginning of Year 14	73	$82,000	—	$82,000	$213,293	$164,000	$164,000
Beginning of Year 15	74	$92,000	—	$92,000	$226,090	$184,000	$184,000
Beginning of Year 16	75	$100,000	—	$100,000	$239,656	$200,000	$200,000
C-2

In the example above, the beginning of year 2 illustrates the impact on rider values when the Roll-Up Value increases. The Contract Value has remained level at $100,000. The Roll-Up Value is calculated as the prior Roll-Up Value, accumulated at 6% for a year ($100,000 * 1.06 ^ (365 / 365) = $106,000. The Maximum Roll-Up Value is equal to 2 times the Contract Value ($100,000 * 2 = $200,000). The death benefit for this rider is the greater of the Contract Value and Roll-Up Value not to exceed the Maximum Roll-Up Value, resulting in an Accelerated Death Benefit of $106,000.
In the example above, the beginning of year 13 illustrates the impact on rider values when the Roll-Up Value exceeds the Maximum Roll-Up Value. The Contract Value has decreased to $950,000. The prior Roll-Up Value is accumulated at 6% ($189,830 * (365 / 365) = $201,220). The Maximum Roll-Up Value is equal to 2 times the Contract Value ($95,000 * 2 = $190,000). The rider death benefit is the greater of the Contract Value and Roll-Up Value not to exceed the Maximum Roll-Up Value, resulting in an Accelerated Death Benefit of $190,000.
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Appendix D — Examples of the Return of Purchase Payments Death Benefit Option
Below are several examples that are designed to help show how the Return of Purchase Payments Death Benefit (ROPP DB) option functions. A complete description of this optional contract feature can be found in the Prospectus section Optional Death Benefits. Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by positive, negative, or zero Index Credits and Interim Value Adjustments. All values are rounded to the nearest dollar.

Example #1 — Single Purchase Payment of $100,000, no withdrawals, and corresponding rider values.
The table below is meant to provide a numeric example of how the ROPP DB and Contract Value vary relative to one another over time based on the value of Index Credits and Interim Value Adjustments that are applied.
Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Return of Purchase Payments DB	Death Benefit Payable
Beginning of Year 1	67	$0	$100,000	—	$100,000	$100,000	$100,000
Beginning of Year 2	68	$106,000	$0	—	$106,000	$100,000	$106,000
Beginning of Year 3	69	$95,000	$0	—	$95,000	$100,000	$100,000
Beginning of Year 4	70	$90,000	$0	—	$90,000	$100,000	$100,000
Beginning of Year 5	71	$108,000	$0	—	$108,000	$100,000	$108,000
Beginning of Year 6	72	$100,000	$0	—	$100,000	$100,000	$100,000
Beginning of Year 7	73	$156,000	$0	—	$156,000	$100,000	$156,000
Beginning of Year 8	74	$160,000	$0	—	$160,000	$100,000	$160,000
Beginning of Year 9	75	$125,000	$0	—	$125,000	$100,000	$125,000
Beginning of Year 10	76	$141,000	$0	—	$141,000	$100,000	$141,000
Beginning of Year 11	77	$160,000	$0	—	$160,000	$100,000	$160,000
Beginning of Year 12	78	$155,000	$0	—	$155,000	$100,000	$155,000
Beginning of Year 13	79	$163,000	$0	—	$163,000	$100,000	$163,000
Beginning of Year 14	80	$140,000	$0	—	$140,000	$100,000	$140,000
Beginning of Year 15	81	$155,000	$0	—	$155,000	$100,000	$155,000
Beginning of Year 16	82	$165,000	$0	—	$165,000	$100,000	$165,000
In the example above, the beginning of year 2 illustrates the impact on rider values when the Contract Value increases. The Contract Value has increased to $106,000. The death benefit payable is the greater of the ROPP DB and the Contract Value, resulting in a death benefit payable of $106,000.
In the example above, the beginning of year 3 illustrates the impact on rider values when the Contract Value decreases below the ROPP DB. The Contract Value has decreased to $95,000. The death benefit payable is the greater of the ROPP DB and Contract Value, resulting in a death benefit payable of $100,000.

Example #2 — Withdrawal from Contract Value.
Amounts withdrawn will result in an adjustment on a pro-rata Basis to the ROPP DB. The adjustment will be based on the Contract Value prior to the withdrawal.
D-1

Contract Anniversary	Age	Contract Value before Activity	Purchase Payments Received	Withdrawal Amount	Contract Value after Activity	Return of Purchase Payments DB	Death Benefit Payable
Beginning of Year 1	67	—	$100,000	—	$100,000	$100,000	$100,000
Beginning of Year 2	68	$105,000	—	—	$105,000	$100,000	$105,000
Activity 6 months later	68	$90,000	—	$5,000	$85,000	$94,444	$94,444
After the withdrawal
Base Contract Death Benefit = Contract Value = $85,000.
Return of Purchase Payments Death Benefit = Purchase Payments adjusted for withdrawals prior to the withdrawal – [Purchase Payments adjusted for withdrawals prior to the withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $100,000 – [$100,000 x $5,000 / $90,000] = $94,444.
Death Benefit Payable = Maximum of base contract death benefit and ROPP DB = maximum of ($85,000, $94,444) = $94,444.
D-2

Appendix E — Indexed Account Disclosures
Below are disclosures for each Index used in this Contract that are required by the provider of the Index.
S&P 500® Index
The “S&P 500®” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”),and has been licensed for use by Minnesota Life Insurance Company (“Minnesota Life”). S&P®, S&P 500®, US 500, The 500, iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). It is not possible to invest directly in an index. Minnesota Life’s annuity products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of Minnesota Life’s annuity products or any member of the public regarding the advisability of investing in securities generally or in Minnesota Life’s annuity products particularly or the ability of the S&P 500® to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to Minnesota Life with respect to the S&P 500® is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® is determined, composed and calculated by S&P Dow Jones Indices without regard to Minnesota Life or the Minnesota Life’s annuity products. S&P Dow Jones Indices have no obligation to take the needs of Minnesota Life or the owners of Minnesota Life’s annuity products into consideration in determining, composing or calculating the S&P 500 ®. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of Minnesota Life’s annuity products. There is no assurance that investment products based on the S&P 500® will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, promoter” (as defined in the Investment Company Act of 1940, as amended), “expert” as enumerated within 15 U.S.C. § 77k(a) or tax advisor.  Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice.
NEITHER S&P DOW JONES INDICES NOR THIRD PARTY LICENSOR GUARANTEES THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY MINNESOTA LIFE, OWNERS OF THE MINNESOTA LIFE ANNUITY PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. S&P DOW JONES INDICES HAS NOT REVIEWED, PREPARED AND/OR CERTIFIED ANY PORTION OF, NOR DOES S&P DOW JONES INDICES HAVE ANY CONTROL OVER, THE LICENSEE PRODUCT REGISTRATION STATEMENT, PROSPECTUS OR

OTHER OFFERING MATERIALS. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MINNESOTA LIFE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
Janus Henderson Equity Directionality Excess Return Index (JEDI)
The Janus Henderson Equity Directionality Excess Return Index (JEDI) is the exclusive property of Janus Henderson Indices LLC. All Janus Henderson names, logos and website “https://indices.janushenderson.com” are service marks of Janus Henderson Group plc and have been licensed for use by Minnesota Life Insurance Company.
Neither Janus Henderson Indices LLC (“Janus Henderson”) nor any other party makes any representation or warranty, express or implied, to the owners of the Product or any member of the public regarding the advisability of investing in the Product generally or the similarities or variations between the performance of the Product or the Index and the performance of the underlying securities or financial instruments. Janus Henderson is the licensor of certain trademarks, service marks and trade names of Janus Henderson. Neither Janus Henderson nor any other party guarantees the accuracy and/or the completeness of the indices or any data included therein or any calculations made with respect to the Product. Janus Henderson disclaims all warranties of merchantability or fitness for any particular purpose with respect to the indices or any data included therein.
ALTHOUGH JANUS HENDERSON SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN CALCULATIONS RELATED TO THE PRODUCT FROM SOURCES WHICH JANUS HENDERSON CONSIDERS RELIABLE, NEITHER JANUS HENDERSON NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN OR ANY CALCULATIONS MADE WITH RESPECT TO THE PRODUCT. NEITHER JANUS HENDERSON NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS AND COUNTERPARTIES, HOLDERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN OR ANY CALCULATIONS MADE WITH RESPECT TO THE PRODUCT IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER JANUS HENDERSON NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND JANUS HENDERSON HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN OR ANY CALCULATIONS MADE WITH RESPECT TO THE PRODUCT. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL JANUS HENDERSON OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
The Marks are service marks of Janus Henderson Group plc and have been licensed for use by Minnesota Life Insurance Company and its affiliates. The Product is not sponsored, endorsed, sold or promoted by Janus Henderson Indices nor does Janus Henderson Indices make any representation regarding the advisability of investing in the Product(s).
MSCI EAFE Index
THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY MINNESOTA LIFE INSURANCE COMPANY. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR

OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT.
ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.
Nasdaq-100® Index
The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to Minnesota Life Insurance Company (“Licensee”) is in the licensing of the Nasdaq®, Nasdaq-100 Index®; Nasdaq-100®l NDX®, and certain trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the

Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).
The Corporations do not guarantee the accuracy and/or uninterrupted calculation of the Nasdaq-100 Index or any data included therein. The Corporations make no warranty, express or implied, as to results to be obtained by Licensee, owners of the product(s), or any other person or entity from the use of the Nasdaq-100 Index or any data included therein. The Corporations make no express or implied warranties, and expressly disclaim all warranties of merchantability or fitness for a particular purpose or use with respect to the Nasdaq-100 Index or any data included therein. Without limiting any of the foregoing, in no event shall the Corporations have any liability for any lost profits or special, incidental, punitive, indirect, or consequential damages, even if notified of the possibility of such damages.

Statement of Additional Information
The Statement of Additional Information (SAI) dated [   ], contains more information about the Contract. The SAI has been filed with the SEC and is incorporated by reference into this Prospectus. For a free paper copy of the SAI, to request other information about the Contract, and to make investor inquiries, call us at 844-878-2199 or write to us at:
Minnesota Life
Annuity Services
P.O Box 64628
St. Paul, MN 55164-0628
Additional information about certain investment products, including registered indexed-linked annuities, has been prepared by the SEC’s staff and is available at www.investor.gov.

Contract ID. [   ]
F-1

PART B
INFORMATION REQUIRED IN A
STATEMENT OF ADDITIONAL INFORMATION

ACCUMULINKTM ADVANCE REGISTERED INDEX-LINKED ANNUITY
MINNESOTA LIFE INSURANCE COMPANY
(“MINNESOTA LIFE”)
400 ROBERT STREET NORTH
ST. PAUL, MINNESOTA 55101-2098
TELEPHONE: 844-878-2199
STATEMENT OF ADDITIONAL INFORMATION
THE DATE OF THIS DOCUMENT AND THE PROSPECTUS IS: [ ]
This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. Therefore, this Statement should be read in conjunction with the AccumuLinkTM Advance current Prospectus, bearing the same date, which may be obtained by calling Securian at 844-878-2199; or writing to Securian at 400 Robert Street North, St. Paul, Minnesota 55101-2098.
TABLE OF CONTENTS
General Information and History
Non-Principal Risks of Investing in the Contract
Services
Distribution of Contract
Examples of Interim Value Adjustments and Withdrawals
Annuity Payments
Financial Statements
AccumuLinkTM Advance

GENERAL INFORMATION AND HISTORY
NON-PRINCIPAL RISKS OF INVESTING IN THE CONTRACT
SERVICES
DISTRIBUTION OF CONTRACT
CONTRACT ADJUSTMENT FORMULAS AND EXAMPLES
ANNUITY PAYMENTS
FINANCIAL STATEMENTS
REGISTRATION STATEMENT
General Information and History
Minnesota Life Insurance Company (“Minnesota Life”) is a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company (“Minnesota Mutual”), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named “Minnesota Mutual Companies, Inc.” Minnesota Mutual continued its corporate existence following conversion to a stock life insurance company named Minnesota Life. Minnesota Life is a subsidiary of Securian Financial Group, Inc. which in turn is a wholly-owned subsidiary of Securian Holding Company, which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.
Our principal place of business is located at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (651) 665-3500. We are licensed to conduct life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada and Puerto Rico.
Non-Principal Risks of Investing in the Contract
Cybersecurity. Our Registered Index-Linked Annuity product business is highly dependent upon the effective operation of our computer systems and those of our business partners, so our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, intermediaries and other affiliated or third-party service providers may adversely affect us and your product values. For instance, cyber-attacks may interfere with our processing of contract transactions (including the processing of orders through our online service centers), impact our ability to calculate values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause
AccumuLinkTM Advance

reputational damage. Cybersecurity risks may also impact the issuers of securities in which we invest, which may cause the securities to lose value. While the Company has implemented administrative, technical and physical safeguards that are reasonably designed to protect confidential customer information and confidential business information, there can be no assurance that we or our service providers will avoid losses affecting your contract due to cyber-attacks or information security breaches in the future.
Services
Minnesota Life provides accounting oversight, financial reporting, legal and other administrative services for the AccumuLinkTM Advance product.
Distribution of Contract
The contract will be sold in a continuous offering by our life insurance agents who are also registered representatives of unaffiliated broker-dealers that have entered into selling agreements with Securian Financial and Minnesota Life. Securian Financial acts as principal underwriter of the contracts and has the same principal business address as Minnesota Life.
Securian Financial is wholly-owned subsidiary of Securian Financial Group, Inc. Securian Financial is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA.
Amounts paid by Minnesota Life to the underwriter for 2022, 2021 and 2020 were $29,061,187, $28,447,467 and $20,987,995. respectively, for payment to associated dealers on the sale of the contracts.
Agents of Minnesota Life are registered representatives of unaffiliated broker-dealers and are paid by their broker-dealer. Minnesota Life makes payment to the broker-dealers and does not determine your registered representative's compensation. You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your contract.
The categories of payments Minnesota Life provides are described in the Prospectus. These categories are not mutually exclusive and Minnesota Life may choose to make additional types of payments in the future. Firms may receive payments under more than one, or all categories. Not all firms receive additional compensation and the amount of compensation varies. Minnesota Life determines which firms to provide support and the extent of any payments. It generally chooses to compensate firms that have an ability to distribute the contracts and that are willing to cooperate with our promotional efforts. We do not attempt to make an independent assessment of the cost of providing any service(s).
The following is a list of names of the registered broker-dealers, which are members of FINRA, that with respect to annuity business related to this contract, during the last calendar year, we are aware received additional payments of more than $15,000 with respect to annuity business during the last calendar year. While we endeavor to update this list annually, please note that
AccumuLinkTM Advance

interim changes or new arrangements may not be reflected in this information. We assume no duty to notify contract owners whether his or her registered representative should be included.
LPL Financial
PO Box 502308
San Diego, CA 92150-2308
Commonwealth Financial Network
29 Sawyer Road
Waltham, MA 02453
Ameriprise Financial Services, Inc.
570 Ameriprise Financial Center
Minneapolis, MN 55474
Cetera Financial Group, Inc.
200 North Sepulveda Boulevard, Suite 1200
El Segundo, CA 90245
Advisor Group Inc
FSC Securities Corporation
2300 Windy Ridge Pkwy, Suite 1000
Atlanta, GA 30339
Examples of Interim Value Adjustments and Withdrawals
Adjustments to the Account Value of an Indexed Account as a consequence of a withdrawal are determined by adjusting the Crediting Base, recalculating the Interim Value Adjustment, and applying the new Interim Value Adjustment to the adjusted Crediting Base to arrive at the new, post-withdrawal Account Value. The Crediting Base is a tracking value for each Indexed Account that begins equal to the value allocated to the Indexed Account at the start of the Crediting Period, and is then reduced for withdrawals made during the Crediting Period. The Crediting Base is the value to which the Interim Value Adjustment is applied during the Crediting Period, and the value to which the Index Credit is applied at the end of the Crediting Period. Upon a withdrawal, the Crediting Base is reduced by the same proportion that the withdrawal bears to the Account Value immediately before the withdrawal. After this reduction in the Crediting Base, the Interim Value Adjustment is recalculated based on the new Crediting Base, and the Account Value post-withdrawal is redetermined by adding the new Interim Value Adjustment to the new Crediting Base.
The Interim Value Adjustment reflects the change in the value of the hypothetical portfolio of assets that support a given Indexed Account. It consists of a Fixed Asset Adjustment and a Derivative Asset Adjustment. The Interim Value Adjustment is calculated daily and added to the Crediting Base to determine the Account Value.Fixed Asset Adjustment
The Fixed Asset Adjustment represents the change in the value of a hypothetical portfolio of fixed assets supporting the Indexed Account. The Fixed Asset Adjustment captures the impact of
AccumuLinkTM Advance

changes in interest rates on the estimated fair value of these hypothetical fixed assets before the end of the Crediting Period. Derivative Asset Adjustment
The Derivative Asset Adjustment represents the change in the value of a hypothetical portfolio of derivatives supporting the Indexed Account. The Derivative Asset Adjustment captures the impact of changes in market conditions related to the Index (including, but not limited to, the Index performance itself) on the estimated fair value of these hypothetical derivatives before the end of the Crediting Period.Components of the Hypothetical Portfolios of Derivatives
The hypothetical portfolio of derivatives used in each Indexed Crediting Method is described below.
●
Point-to-Point with Floor and Cap Indexed Crediting Method
●
Long call option struck at the Index value at the beginning of the Crediting Period
●
Short call option struck at the Index value at the beginning of the Crediting Period times (1 + Cap)
●
Point-to-Point with Buffer and Cap Indexed Crediting Method
●
Long call option struck at the Index value at the beginning of the Crediting Period
●
Short call option struck at the Index value at the beginning of the Crediting Period times (1 + Cap)
●
Short put option struck at the Index value at the beginning of the Crediting Period times (1 – Buffer)
●
Point-to-Point with Buffer and Participation Rate Indexed Crediting Method
●
Long call option struck at the Index value at the beginning of the Crediting Period
●
Short put option struck at the Index value at the beginning of the Crediting Period times (1 – Buffer)
●
Point-to-Point with Shift and Participation Rate Indexed Crediting Method
●
Long call option struck at the Index value at the beginning of the Crediting Period times (1 – Shift)
●
Short put option struck at the Index value at the beginning of the Crediting Period times (1 – Shift)
AccumuLinkTM Advance

Calculation Examples – Interim Value Adjustments and Impact of Partial Withdrawals
The following examples illustrate first the calculation of the Interim Value Adjustment, and then the impact of partial withdrawals on the values of the Contract.
Two examples are shown for each Indexed Crediting Method: one example assuming a positive Index Change, and one example assuming a negative Index Change. The examples are not specific to any particular Index. For each Indexed Crediting Method, only one Crediting Period is illustrated, and for the options where we are currently offering multiple protection levels (e.g. multiple Buffer levels), only one protection level is illustrated. Each example assumes 100% allocation to the Indexed Account shown.
The Caps and Participation Rates illustrated below are hypothetical and are not an indication of the rates we are currently offering.
ATM – At the Money
ITM – In the Money
OTM – Out of the Money
Point-to-Point with Floor and Cap - 1-Year Crediting Period
		Positive Index Change Scenario	Negative Index Change Scenario
Assumptions for Beginning of Crediting Period
Crediting Base	C	$100,000	$100,000
Floor		0.00%	0.00%
Cap		10.00%	10.00%
Value of ATM Call Option		$8,470	$8,470
Value of OTM Call Option		$4,430	$4,430
Value of Portfolio A	A	$4,039	$4,039
Fixed Asset Adjustment Reference Index	i	5.00%	5.00%

100 days later
Number of days elapsed since beginning of Crediting Period	t	100	100
Total number of days in Crediting Period	T	365	365
Total number of years in Crediting Period	Y	1	1

Index Change		10.00%	-10.00%
Current Value of Original ATM Call Option		$13,986	$2,610
AccumuLinkTM Advance

Point-to-Point with Floor and Cap - 1-Year Crediting Period
		Positive Index Change Scenario	Negative Index Change Scenario
Current Value of Original OTM Call Option		$7,789	$892
Value of Portfolio B	B	$6,196	$1,718
Fixed Asset Adjustment Reference Index	j	5.50%	5.50%	(an increase from the beginning of the Crediting Period)

Crediting Base	C	$100,000	$100,000
Fixed Asset Adjustment		($ 334)	($ 334)	= (C - A * (T-t)/T) * (((1+i)/(1+j))^((T- t)/T*Y)-1)
Derivative Asset Adjustment		$3,264	($ 1,215)	= B - A * (T-t)/T
Interim Value Adjustment		$2,929	($ 1,549)	= Fixed Asset Adjustment + Derivative Asset Adjustment
Account Value		$102,929	$98,451	= Crediting Base + Interim Value Adjustment
Surrender Charge Percentage		8%	8%
Hypothetical Surrender Charge Amount (if Surrendered)		$8,234	$7,876	= Surrender Charge Percentage * Account Value
Surrender Value		$94,695	$90,575	= Account Value - Hypothetical Surrender Charge Amount
Percentage Change from Initial Account Value (if Surrendered)		-5.30%	-9.42%

Assume a partial withdrawal is requested at that time.
Partial Withdrawal Requested		$50,000	$50,000
Free Withdrawal Amount		$10,000	$10,000	= 10% of prior Contract Anniversary Account Value
Surrender Charge Applied		$3,478	$3,478	= 8% of (Partial Withdrawal Requested + Surrender Charge)
Account Value Reduction		$53,478	$53,478	= Partial Withdrawal Requested + Surrender Charge
Crediting Base Reduction		$51,956	$54,320	= Prior Crediting Base * (Account Value Reduction / Prior Account Value)

Values after Withdrawal
Crediting Base	C	$48,044	$45,680	= Prior Crediting Base - Crediting Base Reduction
Value of Portfolio A	A	$1,941	$1,845	(Recalculated based on new Crediting Base)
Value of Portfolio B	B	$2,977	$785	(Recalculated based on new Crediting Base)

Fixed Asset Adjustment		($ 161)	($ 153)	= (C - A * (T-t)/T) * (((1+i)/(1+j))^((T- t)/T*Y)-1)
Derivative Asset Adjustment		$1,568	($ 555)	= B - A * (T-t)/T
AccumuLinkTM Advance

Point-to-Point with Floor and Cap - 1-Year Crediting Period
	Positive Index Change Scenario	Negative Index Change Scenario
Interim Value Adjustment	$1,407	($ 708)	= Fixed Asset Adjustment + Derivative Asset Adjustment
Account Value	$49,451	$44,973	= Crediting Base + Interim Value Adjustment
Surrender Charge Percentage	8%	8%
Hypothetical Surrender Charge Amount (if Surrendered)	$3,956	$3,598	= Surrender Charge Percentage * Account Value
Surrender Value	$45,495	$41,375	= Account Value - Hypothetical Surrender Charge Amount
Percentage Change from Initial Account Value (if Surrendered)	-54.50%	-58.62%

Point-to-Point with Buffer and Cap - 1-Year Crediting Period
		Positive Index Change Scenario	Negative Index Change Scenario
Assumptions for Beginning of Crediting Period
Crediting Base	C	$100,000	$100,000
Buffer		10.00%	10.00%
Cap		20.00%	20.00%
Value of ATM Call Option		$8,470	$8,470
Value of OTM Call Option		$2,103	$2,103
Value of OTM Put Option		$2,150	$2,150
Value of Portfolio A	A	$4,216	$4,216
Fixed Asset Adjustment Reference Index	i	5.00%	5.00%

100 days later
Number of days elapsed since beginning of Crediting Period	t	100	100
Total number of days in Crediting Period	T	365	365
Total number of years in Crediting Period	Y	1	1

Index Change		10.00%	-10.00%
Current Value of Original ATM Call Option		$13,986	$2,610
Current Value of Original OTM Call Option		$3,805	$261
Current Value of Original OTM Put Option		$487	$4,462
Value of Portfolio B	B	$9,693	($ 2,113)
AccumuLinkTM Advance

Point-to-Point with Buffer and Cap - 1-Year Crediting Period
		Positive Index Change Scenario	Negative Index Change Scenario
Fixed Asset Adjustment Reference Index	j	5.50%	5.50%	(an increase from the beginning of the Crediting Period)

Crediting Base	C	$100,000	$100,000
Fixed Asset Adjustment		($ 334)	($ 334)	= (C - A * (T-t)/T) * (((1+i)/(1+j))^((T- t)/T*Y)-1)
Derivative Asset Adjustment		$6,632	($ 5,174)	= B - A * (T-t)/T
Interim Value Adjustment		$6,298	($ 5,508)	= Fixed Asset Adjustment + Derivative Asset Adjustment
Account Value		$106,298	$94,492	= Crediting Base + Interim Value Adjustment
Surrender Charge Percentage		8%	8%
Hypothetical Surrender Charge Amount (if Surrendered)		$8,504	$7,559	= Surrender Charge Percentage * Account Value
Surrender Value		$97,795	$86,933	= Account Value - Hypothetical Surrender Charge Amount
Percentage Change from Initial Account Value (if Surrendered)		-2.21%	-13.07%

Assume a partial withdrawal is requested at that time.
Partial Withdrawal Requested		$50,000	$50,000
Free Withdrawal Amount		$10,000	$10,000	= 10% of prior Contract Anniversary Account Value
Surrender Charge Applied		$3,478	$3,478	= 8% of (Partial Withdrawal Requested + Surrender Charge)
Account Value Reduction		$53,478	$53,478	= Partial Withdrawal Requested + Surrender Charge
Crediting Base Reduction		$50,310	$56,596	= Prior Crediting Base * (Account Value Reduction / Prior Account Value)

Values after Withdrawal
Crediting Base	C	$49,690	$43,404	= Prior Crediting Base - Crediting Base Reduction
Value of Portfolio A	A	$2,095	$1,830	(Recalculated based on new Crediting Base)
Value of Portfolio B	B	$4,817	($ 917)	(Recalculated based on new Crediting Base)

Fixed Asset Adjustment		($ 166)	($ 145)	= (C - A * (T-t)/T) * (((1+i)/(1+j))^((T- t)/T*Y)-1)
Derivative Asset Adjustment		$3,296	($ 2,246)	= B - A * (T-t)/T
Interim Value Adjustment		$3,130	($ 2,391)	= Fixed Asset Adjustment + Derivative Asset Adjustment
AccumuLinkTM Advance

Point-to-Point with Buffer and Cap - 1-Year Crediting Period
	Positive Index Change Scenario	Negative Index Change Scenario
Account Value	$52,820	$41,014	= Crediting Base + Interim Value Adjustment
Surrender Charge Percentage	8%	8%
Hypothetical Surrender Charge Amount (if Surrendered)	$4,226	$3,281	= Surrender Charge Percentage * Account Value
Surrender Value	$48,595	$37,733	= Account Value - Hypothetical Surrender Charge Amount
Percentage Change from Initial Account Value (if Surrendered)	-51.41%	-62.27%

Point-to-Point with Buffer and Participation Rate - 6-Year Crediting Period
		Positive Index Change Scenario	Negative Index Change Scenario
Assumptions for Beginning of Crediting Period
Crediting Base	C	$100,000	$100,000
Buffer		20.00%	20.00%
Participation Rate		120.00%	120.00%
Value of ATM Call Option		$27,180	$27,180
Value of OTM Put Option		$3,080	$3,080
Value of Portfolio A	A	$24,100	$24,100
Fixed Asset Adjustment Reference Index	i	5.00%	5.00%

1,000 days later
Number of days elapsed since beginning of Crediting Period	t	1000	1000
Total number of days in Crediting Period	T	2191	2191
Total number of years in Crediting Period	Y	6	6

Index Change		10.00%	-10.00%
Current Value of Original ATM Call Option		$27,897	$12,740
Current Value of Original OTM Put Option		$1,279	$3,713
Value of Portfolio B	B	$26,618	$9,027
Fixed Asset Adjustment Reference Index	j	5.50%	5.50%	(an increase from the beginning of the Crediting Period)

Crediting Base	C	$100,000	$100,000
Fixed Asset Adjustment		($ 1,336)	($ 1,336)	= (C - A * (T-t)/T) * (((1+i)/(1+j))^((T- t)/T*Y)-1)
AccumuLinkTM Advance

Point-to-Point with Buffer and Participation Rate - 6-Year Crediting Period
		Positive Index Change Scenario	Negative Index Change Scenario
Derivative Asset Adjustment		$13,517	($ 4,074)	= B - A * (T-t)/T
Interim Value Adjustment		$12,181	($ 5,410)	= Fixed Asset Adjustment + Derivative Asset Adjustment
Account Value		$112,181	$94,590	= Crediting Base + Interim Value Adjustment
Surrender Charge Percentage		8%	8%
Hypothetical Surrender Charge Amount (if Surrendered)		$8,974	$7,567	= Surrender Charge Percentage * Account Value
Surrender Value		$103,207	$87,023	= Account Value - Hypothetical Surrender Charge Amount
Percentage Change from Initial Account Value (if Surrendered)		3.21%	-12.98%

Assume a partial withdrawal is requested at that time.
Partial Withdrawal Requested		$50,000	$50,000
Free Withdrawal Amount		$10,000	$10,000	= 10% of prior Contract Anniversary Account Value
Surrender Charge Applied		$3,478	$3,478	= 8% of (Partial Withdrawal Requested + Surrender Charge)
Account Value Reduction		$53,478	$53,478	= Partial Withdrawal Requested + Surrender Charge
Crediting Base Reduction		$47,671	$56,537	= Prior Crediting Base * (Account Value Reduction / Prior Account Value)

Values after Withdrawal
Crediting Base	C	$52,329	$43,463	= Prior Crediting Base - Crediting Base Reduction
Value of Portfolio A	A	$12,611	$10,475	(Recalculated based on new Crediting Base)
Value of Portfolio B	B	$13,929	$3,923	(Recalculated based on new Crediting Base)

Fixed Asset Adjustment		($ 699)	($ 581)	= (C - A * (T-t)/T) * (((1+i)/(1+j))^((T- t)/T*Y)-1)
Derivative Asset Adjustment		$7,073	($ 1,771)	= B - A * (T-t)/T
Interim Value Adjustment		$6,374	($ 2,351)	= Fixed Asset Adjustment + Derivative Asset Adjustment
Account Value		$58,703	$41,112	= Crediting Base + Interim Value Adjustment
Surrender Charge Percentage		8%	8%
Hypothetical Surrender Charge Amount (if Surrendered)		$4,696	$3,289	= Surrender Charge Percentage * Account Value
Surrender Value		$54,007	$37,823	= Account Value - Hypothetical Surrender Charge Amount
AccumuLinkTM Advance

Point-to-Point with Buffer and Participation Rate - 6-Year Crediting Period
	Positive Index Change Scenario	Negative Index Change Scenario
Percentage Change from Initial Account Value (if Surrendered)	-45.99%	-62.18%

Point-to-Point with Shift and Participation Rate - 1-Year Crediting Period
		Positive Index Change Scenario	Negative Index Change Scenario
Assumptions for Beginning of Crediting Period
Crediting Base	C	$100,000	$100,000
Buffer		10.00%	10.00%
Participation Rate		50.00%	50.00%
Value of ITM Call Option		$7,280	$7,280
Value of OTM Put Option		$2,150	$2,150
Value of Portfolio A	A	$5,129	$5,129
Fixed Asset Adjustment Reference Index	i	5.00%	5.00%

100 days later
Number of days elapsed since beginning of Crediting Period	t	100	100
Total number of days in Crediting Period	T	365	365
Total number of years in Crediting Period	Y	1	1

Index Change		10.00%	-10.00%
Current Value of Original ITM Call Option		$11,055	$3,187
Current Value of Original OTM Put Option		$487	$4,462
Value of Portfolio B	B	$10,568	($ 1,275)
Fixed Asset Adjustment Reference Index	j	5.50%	5.50%	(an increase from the beginning of the Crediting Period)

Crediting Base	C	$100,000	$100,000
Fixed Asset Adjustment		($ 331)	($ 331)	= (C - A * (T-t)/T) * (((1+i)/(1+j))^((T- t)/T*Y)-1)
Derivative Asset Adjustment		$6,844	($ 5,000)	= B - A * (T-t)/T
Interim Value Adjustment		$6,512	($ 5,331)	= Fixed Asset Adjustment + Derivative Asset Adjustment
Account Value		$106,512	$94,669	= Crediting Base + Interim Value Adjustment
Surrender Charge Percentage		8%	8%
AccumuLinkTM Advance

Point-to-Point with Shift and Participation Rate - 1-Year Crediting Period
		Positive Index Change Scenario	Negative Index Change Scenario
Hypothetical Surrender Charge Amount (if Surrendered)		$8,521	$7,574	= Surrender Charge Percentage * Account Value
Surrender Value		$97,991	$87,095	= Account Value - Hypothetical Surrender Charge Amount
Percentage Change from Initial Account Value (if Surrendered)		-2.01%	-12.90%

Assume a partial withdrawal is requested at that time.
Partial Withdrawal Requested		$50,000	$50,000
Free Withdrawal Amount		$10,000	$10,000	= 10% of prior Contract Anniversary Account Value
Surrender Charge Applied		$3,478	$3,478	= 8% of (Partial Withdrawal Requested + Surrender Charge)
Account Value Reduction		$53,478	$53,478	= Partial Withdrawal Requested + Surrender Charge
Crediting Base Reduction		$50,208	$56,490	= Prior Crediting Base * (Account Value Reduction / Prior Account Value)

Values after Withdrawal
Crediting Base	C	$49,792	$43,510	= Prior Crediting Base - Crediting Base Reduction
Value of Portfolio A	A	$2,554	$2,232	(Recalculated based on new Crediting Base)
Value of Portfolio B	B	$5,262	($ 555)	(Recalculated based on new Crediting Base)

Fixed Asset Adjustment		($ 165)	($ 144)	= (C - A * (T-t)/T) * (((1+i)/(1+j))^((T- t)/T*Y)-1)
Derivative Asset Adjustment		$3,408	($ 2,175)	= B - A * (T-t)/T
Interim Value Adjustment		$3,243	($ 2,320)	= Fixed Asset Adjustment + Derivative Asset Adjustment
Account Value		$53,034	$41,191	= Crediting Base + Interim Value Adjustment
Surrender Charge Percentage		8%	8%
Hypothetical Surrender Charge Amount (if Surrendered)		$4,243	$3,295	= Surrender Charge Percentage * Account Value
Surrender Value		$48,791	$37,895	= Account Value - Hypothetical Surrender Charge Amount
Percentage Change from Initial Account Value (if Surrendered)		-51.21%	-62.10%
AccumuLinkTM Advance

Detailed Formulas
Fixed Asset Adjustment
The Fixed Asset Adjustment represents the change in the value of a hypothetical portfolio of fixed assets supporting the Indexed Account. This calculation is based on a zero-coupon bond with a yield equal to the value of the Fixed Asset Adjustment Reference Index at the beginning of the Crediting Period. Currently the Fixed Asset Adjustment Reference Index is the Bloomberg US Corporate Index. For all Indexed Accounts, the Fixed Asset Adjustment is equal to where:
	A	is the value of a hypothetical portfolio of derivatives designed to produce the Index Credit at the end of the Crediting Period, calculated as of the beginning of the Crediting Period.
	C	is the Crediting Base.
	i	is the value of the Fixed Asset Adjustment Reference Index at the beginning of the Crediting Period. The Fixed Asset Adjustment Reference Index is shown on the Contract Schedule.
	j	is the value of the Fixed Asset Adjustment Reference Index on the current date.
	T	is the total number of days in the Crediting Period.
	t	is the number of days elapsed since the beginning of the Crediting Period.
	Y	is the total number of years in the Crediting Period.
Derivative Asset Adjustment
The Derivative Asset Adjustment represents the change in the value of a hypothetical portfolio of derivatives that support the Company’s obligation to provide the Index Credit at the end of the Crediting Period.
For all Indexed Crediting Methods currently offered, the Derivative Asset Adjustment is equal to where B is the value of a hypothetical portfolio of derivatives designed to produce the Index Credit at the end of the Crediting Period, calculated as of the current date, and all other variables have the meaning given to them above.
The values of the derivatives referenced in the Derivative Asset Adjustment will be determined using Black-Scholes option pricing formulas. The inputs into the formulas will be based on observable market parameters from a third-party source, including implied volatilities, risk-free rates, and dividend yields.
Annuity Payments
Calculation of Your First Annuity Payment
AccumuLinkTM Advance

The Contract Value is available to provide Annuity Payments. Some states impose a premium tax which we apply at the time you elect Annuity Payments. These taxes may vary based on the type of employer sponsored retirement plan or Qualified Contract involved and we may deduct these amounts from the amount available to provide Annuity Payments.
The amount of the first monthly payment depends on the Annuity Payment option elected, gender (except in tax-qualified employer sponsored retirement plans or Qualified Contracts that require the use of genderless rates), and the adjusted age of the Annuitant and any Joint Annuitant. A formula for determining the adjusted age is contained in your contract.
The contract contains tables which show the dollar amount of the first monthly payment for each $1,000 of value applied for Fixed Annuity Payment options. If, when payments are elected, we are using tables of annuity rates for this contract which are more favorable, we will apply those rates instead.
Annuity payments are generally made as of the first day of a month, unless otherwise agreed to by us. The contract requires that we receive notice of election to begin Annuity Payments at least thirty days prior to the Annuity Commencement Date.
Financial Statements
The audited financial statements of Minnesota Life Insurance Company, prepared in accordance with state statutory accounting principles, will be included or incorporated by reference in the SAI in a pre-effective amendment to the registration statement.
The financials are relevant only to the consideration of Minnesota Life Insurance Company’s financial strength and ability to meet its obligations under the Contract.
AccumuLinkTM Advance

PART C
Other Information
Item 27. Financial Statements and Exhibits

Exhibit Number	Description of Exhibit
(a)	Not Applicable.
(b)	Not Applicable.
(c)	To be filed by amendment.
(d)	AccumuLink™ Advance Individual Registered Index-Linked Variable Annuity Contract, form ICC24-72796.
(d)(1)	AccumuLink™ Advance Contract Schedule, form ICC24-72797.
(d)(2)	Point-to-Point with Floor and Cap IndexedCrediting Method Endorsement, form ICC24-72799.
(d)(3)	Point-to-Point with Buffer and Cap IndexedCrediting Method Endorsement, form ICC24-72800.
(d)(4)	Point-to-Point with Buffer and Participation Rate Indexed Crediting Method Endorsement, form ICC24-72801.
(d)(5)	Point-to-Point with Shift and Participation RateIndexed Crediting Method Endorsement, form ICC24-72804.
(d)(6)	Return of Purchase PaymentsDeath Benefit Rider, form ICC 24-72805.
(d)(7)	Accelerated Death Benefit Rider, form 18-70408.
(d)(8)	Hospital, Medical Care, and TerminalCondition Waiver Endorsement, form ICC24-72806.
(d)(9)
The Individual Retirement Annuity Endorsement Traditional and SEP Annuity, form 09-70161, previously filed on February 25, 2010 as Exhibit 24(b)(4)(r) to Variable Annuity Account’s Form N-4,
File Number 333-136242, Post-Effective Amendment Numbers 11 and 161, is hereby incorporated by reference.

(d)(10)
The Individual Retirement Annuity Endorsement SIMPLE Annuity, form 09-70163, previously filed on
February 25, 2010 as Exhibit 24(b)(4)(s) to Variable Annuity Account’s Form N-4, File Number
333-136242, Post-Effective Amendment Numbers 11 and 161, is hereby incorporated by reference.

(d)(11)
The Individual Retirement Annuity Endorsement Roth Annuity, form 09-70164, previously filed on
February 25, 2010 as Exhibit 24(b)(4)(t) to Variable Annuity Account’s Form N-4, File Number
333-136242, Post-Effective Amendment Numbers 11 and 161, is hereby incorporated by reference.

(d)(12)	Roll-up Death Benefit with Enhanced Surrender Value Rider, form 19-70482.
(d)(14)	Annuity Payment Endorsement, form MHC-83-9059.
(d)(15)	Performance Lock Endorsement, form ICC24-72808.
(d)(16)	Unisex Endorsement for Compact Forms, form ICC13-70269.
(d)(17)	Appendix A - Fixed Annuity Payment Rates (Unisex), form ICC18-70371.
(d)(18)	Appendix A - Fixed Annuity Payment Rates (Sex distinct), form ICC18-70372.
(e)	AccumuLink™ Advance Single Payment Individual RegisteredIndexed-Linked Variable Annuity Application, form ICC24-72798.
(e)(1)	AccumuLink™ Advance Single Payment Individual RegisteredIndexed-Linked Variable Annuity Application, form ICC24-7811.

Exhibit Number	Description of Exhibit
(f)(1)
The Restated Certificate of Incorporation previously filed on October 21, 2003 as Exhibit 27(f)(1) to
Variable Annuity Account’s Form N-4, File Number 333-109853, Initial Registration Statement, is
hereby incorporated by reference.

(f)(2)	Minnesota Life Insurance Company Amended and Restated Bylaws Effective April 18, 2023.
(g)	Not Applicable.
(h)	Not Applicable.
(i)	Not Applicable.
(k)	Opinion and consent of Caleb Nicholson, Esq.
(l)	Not Applicable.
(m)	Not Applicable.
(n)	Not Applicable.
(o)	Not Applicable.
(p)	Minnesota Life Insurance Company Power of Attorney to Sign Registration Statements.
(q)	Not Applicable.
(r)	Not Applicable.
Item 28. Directors and Officers of the Minnesota Life Insurance Company
Name and Principal Business Address	Position and Offices with Minnesota Life
Erich J. Axmacher Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President, Corporate Compliance Officer and Chief Privacy Officer
Matthew J. Bauler Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Affinity Solutions
Barbara A. Baumann Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Business Services
Peter G. Berlute Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Senior Vice President – Affinity Solutions
Patrick J. Boyd Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Enterprise Business Development
Michael P. Boyle Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Law

Name and Principal Business Address	Position and Offices with Minnesota Life
Mary K. Brainerd 1823 Park Avenue Mahtomedi, MN 55115	Director
Emily S. Carlson Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Financial Planning and Analysis
Nicole R. Carlson Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Enterprise Consulting and Project Management
Kimberly K. Carpenter Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – CCO Individual Solutions
Heidi R. Christopherson Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Institutional Market Technology
George I. Connolly Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Executive Advisor and Chief Strategy Officer
Ferenc Csatlos Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Operations
Jay D. Debertin CHS Inc. 5500 Cenex Drive Inver Grove Heights, MN 55077	Director
Robert J. Ehren Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Senior Vice President – Risk and Actuarial
Cary J. Felbab Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Retail Market Technology
Kristin M. Ferguson Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Senior Vice President – Individual Solutions
Benjamin G. S. Fowke III Chairman, President and CEO Xcel Energy, Inc. 414 Nicollet Mall, 401-9 Minneapolis, MN 55401	Director

Name and Principal Business Address	Position and Offices with Minnesota Life
Kristi L. Fox Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Executive Vice President and Chief Administrative Officer
James Fuller Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Law
Siddharth S. Gandhi Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Executive Vice President – Employee Benefit Solutions
Sara H. Gavin President, North America Weber Shandwick 510 Marquette Avenue 13F Minneapolis, MN 55402	Director
Mark J. Geldernick Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Affinity Solutions
Eric B. Goodman 101 North 7th Street Suite 202 Louisville, KY 40202	Director
Becca Hagen Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Talent Management
Darrin Hebert Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Senior Vice President – Chief Information Officer
Christopher M. Hilger Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Director, Chairman of the Board, President and CEO
Darryl R. Jackson Hendrick Automotive Group Suite 100 6000 Monroe Road Charlotte, NC 28212	Director
Lydia Jilek Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Voluntary Benefits
Elizabeth Johnson Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Affinity Solutions

Name and Principal Business Address	Position and Offices with Minnesota Life
Jacob D. Jones Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President and Actuary – Business Services
Sara Kaufman Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President and Actuary – CFO Individual Solutions
Jill E. Kuykendall Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Chief Information Security Officer
Jennifer Lastine Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Technology Infrastructure and Enterprise Solutions
Brent Lesmeister Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Distribution and Relationship Management, Group Benefits
Ann McGarry Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Chief Marketing Officer
Renee D. Montz Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Director, Attorney-in-Fact, Senior Vice President, General Counsel and Secretary
Susan M. Munson-Regala Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President and Actuary – CFO Group Benefits
Ted J. Nistler Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Treasurer
Karen Oberle Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Total Rewards
Marnie Overman Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Group Benefits
Christopher B. Owens Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Retail Life and Annuity Sales

Name and Principal Business Address	Position and Offices with Minnesota Life
Meagan M. Phillips Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President and Chief Risk Officer
Andrea Piepho Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Life and Annuity Product Development
Daniel P. Preiner Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Law
Jamie Proman Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Enterprise Strategy
Trudy A. Rautio 5000 France Avenue South #23 Edina, MN 55410-2060	Director
David A. Seidel Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Chief Product and Revenue Officer
Mark W. Sievers Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Chief Audit Executive
Elizabeth A. Simermeyer Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Director
Ross Stedman Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Securian Business Services
Mary L. Streed Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President – Human Resources
Kyle Strese Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President and Actuary, Group National Account Underwriting
Elias J. Vogen Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Second Vice President – Business Operations Employee Benefits Solutions

Name and Principal Business Address	Position and Offices with Minnesota Life
Katia O. Walsh Chief Strategy and Artificial Intelligence Officer, Global Leadership Team Levi Strauss & Co. 115 Battery Street San Francisco, CA 94111	Director
John A. Yaggy Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Vice President, Controller and Chief Accounting Officer
Warren J. Zaccaro Minnesota Life Insurance Company 400 Robert Street North St. Paul, MN 55101	Director, Executive Vice President and CFO
Item 29. Persons Controlled by or Under Common Control with Minnesota Life Insurance Company
Wholly-owned subsidiary of Minnesota Mutual Companies, Inc.:
Securian Holding Company (Delaware)
Wholly-owned subsidiaries of Securian Holding Company:
Securian Financial Group, Inc. (Delaware)
Robert Street Property Management, Inc.
Wholly-owned subsidiaries of Securian Financial Group, Inc.:
Minnesota Life Insurance Company
Securian Ventures, Inc.
Securian Asset Management, Inc.
Securian Financial Services, Inc.
Securian Casualty Company
Ochs, Inc.
Lowertown Capital, LLC (Delaware)
Securian Holding Company Canada, Inc. (British Columbia, Canada)
Emprean Holding Company, Inc. (Delaware)
1880 Reinsurance Company (Vermont)
Wholly-owned subsidiaries of Minnesota Life Insurance Company:
Allied Solutions, LLC (Indiana)
Securian Canada, Inc. (British Columbia, Canada)
Securian Life Insurance Company
Marketview Properties, LLC
Marketview Properties II, LLC
Marketview Properties III, LLC
Marketview Properties IV, LLC
Oakleaf Service Corporation
Securian AAM Holdings, LLC (Delaware)
Majority-owned subsidiaries of Allied Solutions, LLC (Indiana):

Allied Dispatch Solutions, LLC (Delaware)
Vero, LLC (Delaware)
Clauson Dealer Services, LLC (Delaware)
Majority-owned subsidiary of Securian AAM Holdings, LLC (Delaware):
Asset Allocation & Management Company, L.L.C. (Delaware)
Wholly-owned subsidiaries of Allied Dispatch Solutions, LLC (Delaware):
Dominion Automobile Association (2004) Limited (Ontario, Canada)
Auto Club of America, Corp. (Oklahoma)
Auto Help Line of America, Inc. (Oklahoma)
Wholly-owned subsidiary of Securian Holding Company Canada, Inc. (British Columbia, Canada):
Securian Canada, Inc. (British Columbia, Canada)
Wholly-owned subsidiaries of Securian Canada, Inc. (British Columbia, Canada):
Armour Group Inc. (Ontario, Canada)
Canadian Premier Life Insurance Company (Ontario, Canada)
Canadian Premier General Insurance Company (Ontario, Canada)
Valeyo Inc. (British Columbia, Canada)
Wholly-owned subsidiaries of Armour Group Inc. (Ontario, Canada):
Vehicle Armour Inc. (Ontario, Canada)
Integrated Warranty Services Inc. (Ontario, Canada)
Premium Services Group Inc. (Ontario, Canada)
Loan Armour Insurance Solutions, Inc. (Ontario, Canada)
VA Insurance Services Inc. (Ontario, Canada)
Open-end registered investment company offering shares to separate accounts of Minnesota Life Insurance Company and Securian Life Insurance Company:
Securian Funds Trust
Majority-owned subsidiaries of Securian Financial Group, Inc.:
Securian Trust Company, N.A.
Wholly-owned subsidiary of Empyrean Holding Company, Inc. (Delaware):
Empyrean Benefit Solutions, Inc. (Delaware)
Wholly-owned subsidiaries of Empyrean Benefit Solutions, Inc. (Delaware):
Empyrean Insurance Services, Inc. (Texas)
Unless indicated otherwise parenthetically, each of the above entities is organized under Minnesota law.
Item 30. Indemnification
The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys’ fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.
Insofar as indemnification for liability arising under the Securities Act of 1933 (”the Act”) may be permitted to directors, officers and controlling persons of Minnesota Life Insurance Company and the Minnesota Life Insurance Company pursuant to the foregoing provisions, or otherwise, Minnesota Life Insurance Company and the Minnesota Life Insurance Company have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Minnesota Life Insurance Company and the Minnesota Life Insurance Company of expenses incurred or paid by a director, officer or controlling person of Minnesota Life Insurance Company and the Minnesota Life Insurance Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, Minnesota Life Insurance Company and the Minnesota Life Insurance Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 31. Principal Underwriters
(a)
Securian Financial Services, Inc. currently acts as a principal underwriter for the following investment companies:
Variable Fund D
Variable Annuity Account
Minnesota Life Variable Life Account
Minnesota Life Individual Variable Universal Life Account
Minnesota Life Variable Universal Life Account
Securian Life Variable Universal Life Account
(b)
Directors and Officers of Securian Financial Services, Inc:
Name and Principal Business Address	Positions and Offices with Underwriter
Kimberly K. Carpenter Securian Financial Services, Inc. 400 Robert Street North St. Paul, MN 55101	Chief Executive Officer and President
George I. Connolly Securian Financial Services, Inc. 400 Robert Street North St. Paul, MN 55101	President, Chief Executive Officer and Director
Kristin M. Ferguson Securian Financial Services, Inc. 400 Robert Street North St. Paul, MN 55101	Vice President, Chief Financial Officer, Treasurer, FINOP, and Principal Operations Officer
Lisa L. Stopfer Securian Financial Services, Inc. 400 Robert Street North St. Paul, MN 55101	Vice President, Chief Compliance Officer and Anti-Money Laundering Compliance Officerl

Name and Principal Business Address	Positions and Offices with Underwriter
Keri O’Brien Securian Financial Services, Inc. 400 Robert Street North St. Paul, MN 55101	Secretary
Renee D. Montz Securian Financial Services, Inc. 400 Robert Street North St. Paul, MN 55101	Director
Warren J. Zaccaro Securian Financial Services, Inc. 400 Robert Street North St. Paul, MN 55101	Director
(c)
All commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Other Compensation
Securian Financial Services, Inc.	$29,061,187	—	—	—
Item 31A. Information about Contracts with Index-Linked Options and Fixed Options Subject to a Contract Adjustment
*No contracts were offered before 2024.
Item 32.  Location of Accounts and Records
The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of Minnesota Life Insurance Company, St. Paul, Minnesota 55101.
Item 33.  Management Services
None.
Item 34.  Undertakings
Minnesota Life Insurance Company undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement to include any prospectus required by section 10(a)(3) of the Securities Act, and that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
As required by the Securities Act of 1933, Minnesota Life Insurance Company has caused this Registration Statement to be signed on its behalf in the City of St. Paul and the State of Minnesota, on the 11th day of October, 2024.
By: MINNESOTA LIFE INSURANCE COMPANY
(Insurance Company)
By /s/ Christopher M. Hilger

Christopher M. Hilger
Chairman of the Board,
President and Chief Executive Officer
As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Christopher M. Hilger Christopher M. Hilger	Chairman of the Board, President and Chief Executive Officer	October 11, 2024
* Mary K. Brainerd	Director	October 11, 2024
* Robert J. Ehren	Director	October 11, 2024
* Benjamin G. S. Fowke III	Director	October 11, 2024
* Sara H. Gavin	Director	October 11, 2024
* Eric B. Goodman	Director	October 11, 2024
* Renee D. Montz	Director	October 11, 2024
* Trudy A. Rautio	Director	October 11, 2024
* Bruce P. Shay	Director	October 11, 2024
* Katia O. Walsh	Director	October 11, 2024
* Warren J. Zaccaro	Director	October 11, 2024
/s/ Warren J. Zaccaro Warren J. Zaccaro	Executive Vice President and Chief Financial Officer (chief financial officer)	October 11, 2024

Signature	Title	Date
/s/ John A. Yaggy John A. Yaggy	Vice President and Controller (chief accounting officer)	October 11, 2024
/s/ Ted J. Nistler Ted J. Nistler	Second Vice President and Treasurer (treasurer)	October 11, 2024
/s/ Renee D. Montz Renee D. Montz	Director, Attorney-in-Fact, Senior Vice President, General Counsel and Secretary	October 11, 2024
* Pursuant to power of attorney dated August 16, 2024, a copy of which is filed herewith.

Exhibit Number	Description of Exhibit
9.	Opinion and consent of Caleb B. Nicholson, Esq.
13.	Minnesota Life Insurance Company Power of Attorney to sign Registration Statements.
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